E L E VAT E 2021 ANNUAL REPORT

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com. NOTICE TO READER: This document contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections. This document also presents financial measures and key performance indicators used by the Company to measure its performance that are not recognized under International Financial Reporting Standards (“IFRS”). Please refer to the sections entitled “Non-IFRS Measures” and “Forward-Looking Statements”, as well as sections 4 and 6 and Appendix A, of the Management’s Discussion and Analysis section of this report for further information and disclaimers concerning these forward-looking statements and for the required definition, calculation and reconciliation of non-IFRS measures. All financial information is presented in U.S. dollars and as of December 31, 2021 unless otherwise indicated. 1,000+ Employees $13.7B Real estate assets under management 1988 Founded 19.7% Same home resident turnover 23% Average rent to income ratio 4.5 Tricon’s Google rating 2.8 Average household size 29,149 Homes 21 Markets $1,529 Average monthly rent 97.6% Same home occupancy Our Company Our Residents Our Single-Family Homes About Us Contents About Us 01 Letter to Shareholders 02 Leadership 12 Who We Are 14 Performance Highlights 19 Our ESG Strategy 20 Tricon Vantage 21 MD&A 23 Consolidated Financial Statements 88 Corporate Information 152 1 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders To Our Shareholders, After successfully enduring a second year of the COVID-19 pandemic, we are reminded of the importance of connecting deeply with people, especially during a crisis, and building an organization that is purpose-driven, with employees motivated and inspired to go above and beyond. At Tricon, we empower our teams to provide our residents with exceptional service and to positively impact the local communities where we operate. We believe that by taking care of our employees we create greater alignment within the organization, reaffirm our common purpose, ele- vate each other and our residents and position the company for growth. In these regards, we can be truly proud of the results we have achieved over the past year. By all accounts, 2021 was a breakout year for Tricon Residential as we harnessed powerful demand trends to deliver on our business plan and implement bold strategic initiatives. De-urbanization, de-densification and work-from-home trends accelerated by the COVID-19 pandemic led to a surge in demand for “all things housing” and ushered in what may be a “golden decade” for residential assets. Our core single-family rental (SFR) business has been a massive beneficiary of these drivers – record operating metrics and capital inflows have accelerated the institutionalization of the industry, probably by years. Consider some remarkable facts that offer evidence of these exceptional demand trends: in any given week, Tricon has only 200 to 300 homes available for rent but receives up to 10,000 leasing inquiries; Tricon raised more private capital in 2021 than in its previous 32 years of operations combined; and in the past fiscal year, Tricon’s market capital- ization more than doubled to $4.2 billion (C$5.3 billion). Our story is one of entrepreneurship, business transformation and capital finding opportunity that didn’t previously exist. But our story is even more compelling because this opportunity arose in the largest and most fragmented asset class in the world, and the product – a turnkey or “hotel ready” home with round-the-clock maintenance support – if delivered and serviced properly, is highly desirable. That is why we intend to use our strengthened balance sheet, deeper access to capital and tech-enabled operating platform to nearly double our SFR portfolio to 50,000 homes by the end of 2024. 2021 was a breakout year for Tricon Residential as we harnessed powerful demand trends to deliver on our business plan and implement bold strategic initiatives. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage 2 2021 ANNUAL REPORT TRICON RESIDENTIAL

However, if that is all we accomplish, it could be considered a failure, because we have long realized that our business success depends not only on creating value by balancing the needs of our employees, residents, shareholders, partners and the communities in which we operate, but also by focusing on the broader environmental, social and economic context. And so, as we look ahead, we plan to use this golden opportunity to make our business a platform to do good, to elevate the lives of our employees and residents and inspire the broader industry to do the same. Don’t Give Up Many of our achievements in 2021 were the result of an internal project we launched two years ago with the aim of maximizing shareholder value. We knew how to make money in real estate but creating a desirable public company had proven more elusive. We called this “Project Genesis” – not only a reference to new beginnings in the biblical sense, but also a nod to the British rock band that spawned successful solo careers for its front men Phil Collins and Peter Gabriel. Looking at our portfolio of residential businesses, we asked our senior manage- ment team and advisors to consider whether we were better off “breaking up” or “keeping the band together.” The team conducted a systematic examination of the trade-offs between scale and efficiency on the one hand and customization and simplicity on the other. We ultimately decided not to separate our business lines; however, at the same time, we identified and executed on several meaning- ful steps to simplify the business and create a more agile organization. This led us to prioritize and accelerate our growth in SFR, improve our balance sheet and ultimately prepare for a U.S. initial public offering (IPO). The strong environment for rental housing enabled us to execute Project Genesis to perfection, but what surprised us was how quickly it all came together, culminating in our U.S. IPO on October 7, 2021. Tricon’s U.S. IPO is the culmination of a decade-long transformation from a small asset management company invested in for-sale housing to a tech-enabled rental housing company focused on the growth of the single- family rental industry. LISTED ON THE NYSE OCTOBER 7, 2021 Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage 3 2021 ANNUAL REPORT TRICON RESIDENTIAL

Simplifying the Story Our first big move was to collapse our somewhat complicated investment entity structure, adopt consolidated accounting and rebrand as a single company called Tricon Residential. By aligning our people, processes and systems, we simplified our business and enabled our team to operate as a unified company rather than as separate entities with different names (Tricon American Homes, Tricon Lifestyle Communities, etc.). Our team also rallied around our new purpose statement – Imagine a world where housing unlocks life’s potential – to go above and beyond for our residents and deliver consistent and compassionate service during the darkest days of the pandemic. We truly believe that putting our people and our residents first is the “invisible touch” that drives our success. Our next big decision was to focus on SFR as our core business. In hindsight and with the benefit of the high demand for SFR, this decision seems obvious; however, it was complicated by our exposure to several different housing businesses, including our $1.3 billion U.S. apartment portfolio. Spinning off SFR or taking our (formerly named) Tricon American Homes subsidiary public might have given the market the assets it wanted, but it would have split the management team and left our shareholders with an undesirable “remainco.” Rather than let the tail wag the dog, we decided to make SFR our core business and prioritize its growth while limiting the remaining adjacent businesses to less than 10% of our balance sheet. These adjacent businesses continue to contribute significant value to Tricon. Moreover, we maintain a valuable option to capture synergies between SFR and the adjacent businesses (for example, convert land in our master planned commu- nities to build-to-rent communities and explore cross-portfolio property management efficiencies), and monetize the adjacent businesses at the appropriate time so we can redeploy the capital back into SFR. In declaring our legacy for-sale housing and multi-family businesses to be adjacent businesses, we were not downplaying them or undermining their significant value, but rather emphasizing our long-term focus on SFR. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage We believe that quality rental housing can unlock life’s potential, and this drives our thinking and our actions every day. 4 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Leadership Who We Are Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Strengthening our Balance Sheet

As a landlord, giving our residents what they want has always been fundamental to our success. By extension, as a public company, we follow the same philosophy and seek to give shareholders what they want, provided it aligns with our resident-first approach and does not lead to short-term thinking. In addition to pursuing a path to business simplification, it was clear that our shareholders wanted us to improve our balance sheet, so deleveraging took center stage in Project Genesis.

With our common shares trading below what we viewed as fair value, we initiated the deleveraging process in August 2020 by raising $300 million in convertible preferred equity at a conversion price that mitigated dilution to our common shareholders. And with BREIT, Blackstone's non-traded REIT, as our lead investor, we not only made a significant dent in our leverage but also found a strong partner that validated our strategy in the eyes of many investors. We then syndicated an 80% interest in our U.S. multi-family portfolio in March 2021 to two major global investors, raising $425 million in net proceeds that we used to pay down debt. These transactions, along with our operational success, led to a significant increase in our share price, facilitating a C$200 million Canadian equity offering in July 2021, which, together with the redemption of our outstanding convertible debentures in September, brought our leverage down to roughly 10x net debt to EBITDAre* – within striking distance of our target of 8–9x, which we ultimately achieved during our U.S. IPO process. This target represents a vast improvement compared to 16x when we started Project Genesis, and while it does leave room for improvement over time, it gives us the flexibility to embark on a period of accelerated growth in our SFR business in the near term.

72%

Delivered a 72% total return to common shareholders

Tricon was a top-performing residential stock in Canada in 2021.

5 **2021 ANNUAL REPORT** TRICON RESIDENTIAL

*See "Notice to Reader" on page 1.

Letter to Shareholders Leadership Who We Are Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Adding Visibility to our Growth

Over the better part of a decade, we have developed strong relationships with some of the largest institutional investors in the world, which have led to the creation of several investment partnerships that helped us supercharge our growth in SFR and capitalize our adjacent businesses largely off-balance sheet. Importantly, these partnerships give added clarity to our growth trajectory and sources of capital while allowing us to improve our operating efficiency.

In SFR, we created three joint ventures to acquire existing homes, new homes and completed build-to-rent communities, and to develop build-to-rent communities ourselves. These ventures provided Tricon with nearly $7.5 billion of gross buying power (including Tricon's ~$600 million equity co-investment and assumed leverage) and will enable us to nearly double our SFR portfolio to roughly 50,000 homes by the end of 2024. In Canada, we entered a strategic venture with CPP Investments to increase our Toronto-based multi-family build-to-core portfolio to approximately 6,500 units, providing us with the scale to consider future strategic alternatives.

Having a growth plan is one thing; having the capital and operational capacity to execute on that plan is another, and we are fortunate to have all these pieces in place to provide substantial visibility for our shareholders.



SFR companies are increasing the supply of accessible, high-quality housing options for Americans.[1]

Rounding out our Governance

In preparation for our U.S. IPO, we bolstered our Board of Directors by adding three American members with significant experience in residential real estate, as well as unique skills and priorities. Camille Douglas, Senior Managing Director at LeFrak, is an advocate for prop-tech, and quietly pushes us to revolutionize the customer experience and create a residential brand. Frank Cohen, Chairman and CEO of BREIT, oversees more real estate transactions than just about anyone, and is committed to helping Tricon get to the next level and improve shareholder value. Our newest Board member, Renée Glover, is an expert in building communities and affordable housing, and is passionate about ESG.

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[1] *Single-Family Rental: An Evolving Market*, Freddie Mac, December 2018.

The Arrival With a simplified and differentiated business strategy – a focus on SFR, the low turnover middle market and the fast-growth U.S. Sun Belt; access to private growth capital; and an improved balance sheet – we were ready to tackle the U.S. market and launch our U.S. IPO. In a choppy and uncertain market, our story of growth, in- novation and sustainable business practices resonated with U.S. investors, enabling us to increase the offering and successfully complete one of the largest U.S. real estate IPOs and Canadian follow-on offerings in history. We used the net proceeds of the offering to improve our net debt to EBITDAre metric to 8.5x, which, as discussed earlier, was nearly half of what it was when we initiated Project Genesis. As a result of the combination of a good strategic plan and a very well-executed transaction, our NYSE stock price ended the year 23% above our U.S. IPO price in less than three months and our TSX-listed stock delivered a 72% total return in 2021. Our interest in providing background on Project Genesis and the decision-making process that led to our U.S. IPO is intended to give shareholders, especially those new to Tricon, more visibility into how we think and approach issues. It also signals our willingness to engage investors and communicate transparently. At a time when much of the public has lost faith in governments and is skeptical of large corporations, we believe it is more important than ever to demonstrate trust by listening, communi- cating, doing what we say and balancing the needs of all stakeholders. How We Got Here: A Short History of the Single-Family Rental Industry Over the past decade, the U.S. SFR industry has matured from a largely mom-and- pop cottage business to a professionally managed, institutional-caliber asset class that fills a much-needed gap in the U.S. housing continuum. Still, it is also a business that began with a perceived “black eye” given that many of the early acquisitions were foreclosure sales, and this stigma admittedly continues in certain circles today. In the aftermath of the Great Recession, hundreds of thousands of single-family homes wound up in foreclosure and the supply of vacant properties outweighed the demand for owner-occupied homes. By purchasing and renovating these homes, large and small investors alike reduced vacancy rates in neighborhoods with many abandoned houses, created local jobs and helped put a floor on home prices, enabling the U.S. housing market to slowly recover. Since then, large SFR companies have introduced technology, best practices and professional management – similar to what occurred in the multi-family business – to transform and modernize the industry. Tricon successfully completed one of the largest U.S. real estate IPOs and Canadian follow-on offerings in history. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage 7 2021 ANNUAL REPORT TRICON RESIDENTIAL

Fair and Equal Access to Housing Single-family rentals can help solve housing affordability issues by providing an alternative to homeownership, enabling Americans to live in a quality, well- maintained single-family home that they may otherwise be unable to afford or obtain a mortgage to purchase. SFR also provides many of the non-financial benefits of single-family homeownership, including access to more space, safer neighborhoods and better schools with the added convenience of a professionally managed home and maintenance services. Many of the homes that large SFR companies buy require renovations, which they can usually execute faster and more efficiently than an owner-occupant, helping to improve the quality of the housing stock and increase the supply of rental housing in the process. By deploying cutting-edge property management technology and investing in local maintenance and operation teams, institutional landlords have successfully scaled their businesses to provide viable options for high-quality and relatively affordable housing in neighborhoods that should be accessible to everyone. Doing Our Part to Solve America’s Housing Shortage Today’s housing affordability issues and rapid home price appreciation are being fueled by a lack of available inventory. New supply continues to be severely restricted by environmental restrictions, not-in-my-backyard (NIMBY) politics, a shortage of qualified trades and most recently supply chain bottlenecks that have lengthened build cycles and increased construction costs. Even though single-family housing starts have increased meaningfully since the Great Recession, when measured on a population adjusted basis, they are lower today than in 1991 – one of the worst real estate and housing recessions on record. Simply put, a combination of under- supply of 3.8–5.5 million homes, and government policy response to the pandemic (notably monetary easing), along with powerful nesting trends, have stimulated housing demand and unleashed record home price appreciation, putting housing further out of reach just as the Millennials (America’s largest demographic cohort) entered their primary years of household formation. To suggest that institutional landlords are responsible for extreme home price appreciation, as some have insinuated, is not only a form of scapegoating but also irresponsible in that it fails to address America’s inverted housing supply-demand fundamentals. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage 8 2021 ANNUAL REPORT TRICON RESIDENTIAL

It is also worth noting that there is as much a shortage of homes in the rental housing market as there is in the home buying market, perhaps more so. According to the U.S. Census Bureau, over the last five years, the amount of owner-occupied housing in the U.S. has increased 10% while the amount of rental housing has increased just 1%. America’s Rental Housing 2022 report from Harvard University’s Joint Center for Housing Studies reported that 16% of single-family rental homes, or nearly two million units in 2017, became owner-occupied in 2019. Thus, a meaningful slice of rental stock is being converted into owner-occupied single-family housing. In 2020 alone, the total quantity of rental housing declined by more than 275,000 homes, an amount nearly equal to the total number of homes owned nationwide by large institutional landlords. While the sub-prime mortgage crisis and related Great Recession created an excessive and temporary over-supply of homes which the large SFR companies helped alleviate, there is ample room for the industry to continue growing. According to Green Street, less than 2% of the country’s approximately 16 million SFR homes are owned by institutional investors. Large SFR companies accounted for fewer than one-tenth of 1% of net home purchases in 2020, a year when more than 7.6 million homes were purchased in the United States – higher than any of the previous 14 years, according to the National Rental Home Council. Most individual homebuyers in markets across the country will never encounter a large SFR company when purchasing a home, much less compete against one. Given the broader housing scarcity and rising demand for single-family rentals, Tricon and other participants in the SFR industry are actively trying to address the housing shortage by building new rental communities rather than only acquiring existing homes to meet demand. These build-to-rent single-family communities (BTR) are designed exclusively for rent with amenity packages that frequently rival those of multi-family properties. In addition to increasing the affordable housing stock, BTR benefits the labor market by creating local jobs in construction, leasing, management, landscaping and maintenance. Tricon is playing a leading role in BTR, with a current development pipeline of over 3,000 rental units in 23 new home communities across the Sun Belt. We are on track to have over 600 new homes available for rent by the end of 2022 and the current pipeline substantially completed by the end of 2024. To sum up, large SFR companies are not adversely impacting today’s housing market as some would suggest. SFR companies are increasing the supply of accessible, high-quality housing options for Americans and bringing much-needed capital, liquid- ity and professional property management expertise to the rental housing market. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage In 2020 alone, the total amount of rental housing declined by over 275,000 homes, an amount nearly equal to the total number of homes owned nationwide by large institu- tional landlords. 9 2021 ANNUAL REPORT TRICON RESIDENTIAL

We’re All in this Together As leaders in this burgeoning business, it is incumbent upon us to be good corporate citizens and responsible landlords by prioritizing the well-being of our employees and residents and safeguarding the long-term viability of this incredi- bly attractive industry. Ultimately, we believe that the winners in the SFR industry will be those landlords who provide the best customer service to their residents. Throughout the pandemic, we responded to widespread financial hardship by temporarily halting evictions, waiving late fees and offering flexible rental payment plans to residents who had fallen on hard times. We also worked closely with our residents to help them access and collect over $9 million in governmental rental assistance. In addition, in 2021, Tricon doubled the investment in our Resident Emergency Assistance Fund, which provided residents with access to grants of as much as $2,500 to cover hardships associated with COVID-19. A unique aspect of our resident-first approach is our voluntary self-governing on renewal rents, whereby Tricon caps annual rent increases for existing residents at rates typically below market. We are building on this initiative with our recently announced Tricon Vantage program, which we’re excited to be rolling out in 2022. Tricon Vantage gives our residents access to tools, resources and services to help them achieve their financial goals. This includes financial literacy workshops, one- on-one coaching and guided group sessions tailored to their financial objectives. Tricon Vantage also offers residents access to a credit builder program to help them improve their credit scores and a home purchase program that gives qualifying residents the first opportunity to purchase the home they are renting if Tricon elects to sell it. We are also introducing a down payment assistance initiative in 2022 to help make homeownership a reality for residents who wish to pursue this goal. This program will reward long-term residents in financial good standing and help them with a crucial step toward homeownership – funding the down payment. When families have the stability necessary to achieve financial freedom, entire communities can prosper. At Tricon, we believe that this compassionate approach to serving our residents is not only the right thing to do, but also the primary reason for our high occupancy, low turnover rate and leading resident satisfaction scores. Letter to Shareholders Who We Are Performance Highlights Our ESG Strategy MD&A Consolidated Financial Statements Corporate Information Leadership Tricon Vantage When families have the stability necessary to achieve financial freedom, entire communities can prosper. 10 2021 ANNUAL REPORT TRICON RESIDENTIAL

Let’s Elevate One Another Looking back at our accomplishments over the past few years, I am filled with awe and admira- tion for our employees. Tricon is now among the leaders in the SFR business. We could not have reached this point without our employees’ hard work and dedication to going above and beyond every day to serve our residents. I would also like to express my gratitude to our Board of Directors and our many long-standing shareholders, investors and capital market partners for their ongoing support throughout our journey. I want to acknowledge Larry Johnson, founder and CEO of Johnson Development Corp. (JDC), pioneer of the master-planned community (MPC) business, a leader in Houston’s business com- munity and partner and friend to Tricon, who passed away in January. Larry started JDC about 45 years ago. The company now manages 18 active master-planned communities throughout Texas and sells more lots to homebuilders than any other developer in Houston – one of the largest homebuilding markets in the country. Larry was an inspiration to me and to so many others and will always be remembered for his optimistic mindset, hard work, leadership and commitment to doing what was right, not what was easy. His great legacy will live on through his family, the company, Johnson MPCs and the business community he continues to inspire. As I look to the future, I’m struck by our opportunity to create an effective platform for doing good. When times are hard, it calls for the best in us. For Tricon, that means upholding our commitment to enriching our residents’ lives and building strong communities. Our values-based approach to business is essential in times beset by economic uncertainty, affordability pressures, healthcare and climate change issues. This approach is imperative for our industry. After all, the future doesn’t just happen. It’s something we need to believe in first, and then build together. To create a brighter, more inclusive and more prosperous future for everyone, we must lead by example and be the change we want to see. As Henry David Thoreau said, “I know of no more encouraging fact than the unquestionable ability of man to elevate his life by conscious endeavor.” Let’s strive to elevate one another each and every day. Gary Berman Director, President and Chief Executive Officer Gary Berman Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 11 2021 ANNUAL REPORT TRICON RESIDENTIAL

GARY BERMAN Director, President & Chief Executive Officer WISSAM FRANCIS Executive Vice President & Chief Financial Officer SHERRIE SUSKI Chief People Officer DAVID VENEZIANO Chief Legal Officer KEVIN BALDRIDGE Chief Operating Officer JONATHAN ELLENZWEIG Chief Investment Officer Our Leadership Team Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Elevate by leading with purpose. Our ESG Strategy Tricon Vantage 12 2021 ANNUAL REPORT TRICON RESIDENTIAL

Our Board of Directors GARY BERMAN Director, President & Chief Executive Officer DAVID BERMAN Executive Chairman & Co-Founder MICHAEL KNOWLTON Independent Chair of the Audit Committee IRA GLUSKIN Independent Director RENÉE LEWIS GLOVER Independent Director GEOFF MATUS Director & Co-Founder CAMILLE DOUGLAS Independent Director SIÂN M. MATTHEWS Independent Chair of the Compensation, Nominating & Corporate Governance Committee FRANK COHEN Independent Director PETER D. SACKS Independent Lead Director Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 13 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders | Leadership | **Who We Are** | Performance Highlights | Our ESG Strategy | Tricon Vantage
MD&A | Consolidated Financial Statements | Corporate Information

Who We Are

Single-Family Rental

29,149
Total Homes

39%
Compound Annual Portfolio Growth

1,655 SF
Average Home Size

$1,529 / $0.92 Per SF
Average Monthly Rent

97.6%
Same Home Occupancy*

8.2%
Same Home Average Blended Rent Growth*

7.2%
Same Home NOI Growth 2021*

67.8%
Same Home NOI Margin*


ATLANTA, GA


CHARLOTTE, NC


NASHVILLE, TN


PHOENIX, AZ


JACKSONVILLE, FL


OUR BALANCE SHEET EXPOSURE[1]
94% Single-Family Rental
6% Adjacent Residential Businesses

Adjacent Residential Businesses



Canadian Multi-Family Rental
Toronto-based build-to-core apartment portfolio with a growth path to 6,500 units*



U.S. Multi-Family Rental
Portfolio of 23 recent-vintage properties across attractive Sun Belt markets, comprising 7,289 apartment units



U.S. Residential Development
Legacy for-sale housing investments projected to generate ~$300M cash distributions to Tricon over 5+ years

*See "Notice to Reader" on page 1.

[1] Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.

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Our Focus SAN ANTONIO NORTHERN CALIFORNIA RENO LAS VEGAS SOUTHERN CALIFORNIA PHOENIX DENVER AUSTIN DALLAS-FORT WORTH HOUSTON TORONTO RALEIGH INDIANAPOLIS CHARLOTTE COLUMBIA JACKSONVILLE TAMPA SOUTHEAST FLORIDA ORLANDO NASHVILLE ATLANTA Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership FOCUS ON HIGH-GROWTH GEOGRAPHIC MARKETS TARGET THE MIDDLE- MARKET DEMOGRAPHIC - Long-term renters - Stable cash flow profile - Low turnover rate - Strong rent-to-income ratio Projected Population Growth (2020 – 2030)(1) (1) Source: John Burns Real Estate Consulting + < 5% 5% to 10% 10% to 20% Our ESG Strategy Tricon Vantage 15 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Leadership Who We Are Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Our Purpose and Guiding Principles

Tricon's focus on culture is a competitive advantage and leads to a superior resident experience, innovative housing solutions and industry-leading operating performance.

Imagine a world where housing unlocks life's potential

Care & Compassion
Go above and beyond to enrich the lives of our residents

Dedication & Excellence
Commit to and inspire excellence in everything we do

Curiosity & Innovation
Ask questions, embrace problems, thrive on the process of innovation

Integrity & Honesty
Do what is right, not what is easy

Leadership & Legacy
Elevate each other so together we leave an enduring legacy


COLUMBIA, SC


THE SELBY TORONTO, ON




ATLANTA, GA


THE TAYLOR TORONTO, ON

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Letter to Shareholders Leadership **Who We Are** Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Scalable Technology-Enabled Operating Platform

Technology and innovation are at the core of our success. Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as "TriApps", automates every facet of the single-family rental business.

Asset Management

Revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Acquisitions

The Company has systematized the process of home acquisitions and standardized hundreds of key underwriting steps

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance


Technology-Enabled Operating Platform

Resident Underwriting

Statistical screening model used to qualify residents, drive retention and reduce turnover costs

Repairs & Maintenance

TriForce platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs

Leasing

Leverage 360-degree online tours, self-showing technology, and lead scoring tools to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

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Letter to Shareholders Leadership **Who We Are** Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Our Evolution as a Rental Housing Company

For-sale Housing Investor

1988
- Founded with a focus on providing equity to residential developers

2010
- Listed on the TSX with an Initial Public Offering of C$69M

2012
- Entered U.S. single-family rental business

Diversified Rental Housing Owner/ Operator

2017
- Acquired NYSE-listed Silver Bay Realty Trust for $1.4B

2018
- Formed $2.0B SFR joint venture to acquire ~10,000 homes

2019
- Formed $1B JV to pursue SFR Build-to-Rent communities
- Acquired $1.3B U.S. Sun Belt multi-family portfolio

SFR-focused Owner/Operator

2020
- $300M Preferred Equity investment in Tricon led by Blackstone Real Estate Investment Trust

2021
- Formed $5.0B SFR joint venture to acquire ~19,000 homes
- Formed $1.5B SFR Homebuilder Direct JV to acquire ~4,250 homes
- Formed $1.3B JV and re-capitalized U.S. multi-family portfolio
- Formed $1.1B Toronto multi-family development JV with CPP Investments
- Completed a $570M U.S. IPO and listed on the NYSE

2022+
- Path to 50,000+ SFR homes in place, representing 100% portfolio growth over ~3 years*

Size of Investment Vehicles noted above includes committed equity capital and assumed property-level debt.

**See "Notice to Reader" on page 1.*

18 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Leadership Who We Are **Performance Highlights** Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements Corporate Information

Performance Highlights

In 2019, Tricon established a series of three-year performance targets that were achieved in 2021, one year ahead of schedule.



Grow FFO per Share*

Exceeded target[1] of 10% compounded annual growth, achieving FFO per share of $0.57 ahead of schedule


$0.29
$0.50
$0.57
$0.52 – $0.57
2019
2020
2021
2022
Target
40% compounded annual growth

Increase Third-Party AUM*

Exceeded target[1] of raising $1B of fee-bearing equity capital ahead of schedule, with $2.1B raised in 2021


$2.1 B
$0.3B CA Multi-Family
$0.4B U.S. Multi-Family
$1.4B SFR
$1.0 B
2021
2022
Target

Grow Book Value per Share

Generated 18% annualized growth since entering SFR in 2012


$2.49
$11.22
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Book Value per Share does not fully capture the value from embedded growth in underlying investments or the Private Funds and Advisory business segment

Reduce Leverage[2]*

Reduced leverage well below target of 50–55% net debt to assets to 35% net debt to assets ahead of schedule[1]


39%
2019
61%
65%
2021
35%
45–50%
2022
Target
50–55%
EQUITY
DEBT

Improve Reporting

Enhanced and simplified investor reporting

1 Adopt consolidated accounting

2 Adopt more conventional company-wide real estate performance metrics, such as FFO / AFFO per share

3 Enhance financial disclosure practices

4 Adopt comprehensive ESG plan

**See "Notice to Reader" on page 1. The comparative period results have been recast to present the consolidated results in conformity with the current period presentation. Please refer to MD&A for further details.*

[1] Targets set in 2019.

[2] All debt figures are presented net of cash and exclude Tricon's 5.75% convertible debentures redeemed in September 2021.

19 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Investment Manager We have $13.7 billion of AUM, of which $6.8 billion is managed on behalf of third-party investors. Our People Be good stewards in the communities in which we operate and set our people up for success so that they are empowered to enrich the lives of our residents. Our Residents Build communities where people can connect, grow and prosper. Our goal is to take care of life’s little tasks so that our residents have more time to focus on what is important to them. Our Innovation Leverage innovative technologies and housing solutions to meet the current and future needs of our residents and the broader housing market in North America. Our Impact Embrace smarter ways to reduce the environ- mental impact of our properties by leveraging technology to minimize our resource consumption and carbon footprint. Our Governance Proactively understand and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Operator We acquire, renovate and operate single- family and multi-family rental properties in the U.S. and Canada through a technology- enabled operating platform. Developer We are an active developer of single-family and multi-family residential projects through- out the U.S. and Canada. Our ESG Strategy Tricon Vantage We drive ESG performance through an integrated decision- making process that promotes responsible investing, environmental stewardship, inclusive workplaces, community benefits, and sound corporate governance. Our Environmental, Social and Governance (ESG) priorities are reflected in all aspects of our business and how we conduct ourselves. Our second ESG annual report is slated for publication in the spring of 2022. Details of our key ESG commitments, initiatives, policies, and reported performance progress can be found at www.triconresidential.com/ investors/sustainability. Our ESG Strategy Our Business Our ESG Priorities How we Integrate ESG into our Business Practice 20 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership A market-leading program that provides Tricon’s U.S. residents with tools and resources to help them set financial goals and strengthen their long-term economic stability. TriconVantage Our ESG Strategy Tricon Vantage 21 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Leadership Who We Are Performance Highlights Our ESG Strategy **Tricon Vantage**
MD&A Consolidated Financial Statements Corporate Information

Throughout the pandemic, Tricon has been a leader in resident rent relief efforts, addressing resident rent payment issues with care and consideration. Residents were offered rent payment extensions, late fee waivers, partial payment and rent deferral programs, the option to pay rent with their security deposit, early terminations with waivers of termination fees and balances owing, relocation assistance and, most recently, a resident rent forgiveness program.

Tricon Vantage expands the Company's commitment to go above and beyond to enrich the lives of residents by offering them the following new services:

Resident Emergency Assistance Fund

Tricon has developed a fund to help support residents experiencing unexpected hardships on a case-by-case basis to help them pay rent, utilities, medical bills and more.

Resident Home Purchase Program

Tricon's home purchase program gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell it.

Financial Literacy

In partnership with Operation HOPE, Tricon Vantage offers workshops, one-on-one coaching and guided group sessions tailored to residents' individual financial goals.

Credit Builder

Tricon provides its residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to credit agencies to help residents improve their credit scores.

Resident Down Payment Assistance Program

Tricon plans to launch a resident down payment assistance program in the second half of 2022 to provide long-term residents with a portion of their down payment should they wish to buy a home.

Self-Govern Rent Renewals

Tricon's long-standing practice of voluntary self-governing on renewal rents, where annual rent increases for existing residents are at rates typically below market rent.

Building Better Credit

Since launching Credit Builder, participating residents have increased their average FICO score by 48 points from 593 to 641; Fannie Mae's minimum FICO credit score is 620 to qualify for a loan.


48-Point Increase
593
641
620
Fannie Mae minimum credit score requirement to qualify for a loan
At Start of Program
Upon Program Completion



22 2021 ANNUAL REPORT TRICON RESIDENTIAL

Management’s Discussion & Analysis For the Year Ended December 31, 2021 Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage

TABLE OF CONTENTS Non-IFRS measures, forward-looking statements and market and industry data 25 1. INTRODUCTION 28 1.1 Vision and guiding principles 28 1.2 Business and growth strategy 29 1.3 Environmental, Social and Governance 36 2. HIGHLIGHTS 38 3. CONSOLIDATED FINANCIAL RESULTS 42 3.1 Review of income statements 43 3.2 Review of selected balance sheet items 52 3.3 Subsequent events 56 4. OPERATING RESULTS OF BUSINESSES 58 4.1 Single-Family Rental 58 4.2 Adjacent residential businesses 62 4.2.1 Multi-Family Rental 62 4.2.2 Residential Development 64 4.3 Private Funds and Advisory 66 5. LIQUIDITY AND CAPITAL RESOURCES 69 5.1 Financing strategy 69 5.2 Liquidity 69 5.3 Capital resources 70 6. OPERATIONAL KEY PERFORMANCE INDICATORS 71 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 73 7.1 Revenue and income recognition 73 7.2 Accounting estimates and policies 75 7.3 Controls and procedures 78 7.4 Transactions with related parties 78 7.5 Dividends 78 7.6 Compensation incentive plans 79 7.7 Risk definition and management 79 8. HISTORICAL FINANCIAL INFORMATION 82 APPENDIX A – RECONCILIATIONS 85 24 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 25 2021 ANNUAL REPORT TRICON RESIDENTIAL NON-IFRS MEASURES This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2021 and December 31, 2020 of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”). The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to, net operating income (“NOI”), NOI margin, proportionate same-home NOI and NOI margin, funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6. The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities. FORWARD-LOOKING STATEMENTS Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current consolidated financial statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company’s rental businesses; the acqui sition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and U.S. and Canadian multi-family rental apartments; rollout of operations programs and resident betterment programs; anticipated environmental, social and governance (“ESG”) initiatives; debt financing and refinancing intentions; and the ongoing impact of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 1, 2022 (the “AIF”), which is available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation; and the anticipated impact of COVID-19.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 26 2021 ANNUAL REPORT TRICON RESIDENTIAL When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the U.S. and Canadian multi-family housing market; increasing competition in the Canadian and U.S. single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; fluctuation in interest rates and volatility in financial markets; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward- looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on he Company, and therefore cause actual results to deviate from the forward-looking statements. Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws. MARKET AND INDUSTRY DATA This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources. OTHER Select photos in this document are presented for illustrative purposes only, may be artists’ renditions, and may not be representative of all properties in the Company’s portfolio.

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 1 Introduction

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 28 2021 ANNUAL REPORT TRICON RESIDENTIAL 1. INTRODUCTION This Management’s Discussion and Analysis (“MD&A”) is dated as of March 1, 2022, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2021, which were prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements are available on the Company’s website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company’s annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites. The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares were listed for trading on the New York Stock Exchange on October 7, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange. All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated. 1.1 Vision and guiding principles Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007–2009, Tricon’s strong foundation and its leaders’ resilience helped it endure the downturn and learn valuable lessons that informed the Company’s decision to ultimately focus on rental housing. In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon’s business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times. Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns. Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement – Imagine a world where housing unlocks life’s potential – and encourages its employees to conduct themselves every day according to the following guiding principles: • Go above and beyond to enrich the lives of our residents • Commit to and inspire excellence in everything we do • Ask questions, embrace problems, thrive on the process of innovation • Do what is right, not what is easy • Elevate each other so together we leave an enduring legacy Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 29 2021 ANNUAL REPORT TRICON RESIDENTIAL 1.2 Business and growth strategy Tricon is an owner and operator of a growing portfolio of approximately 29,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company’s initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in “for-sale” housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at December 31, 2021, about 94% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 6% are invested in adjacent residential businesses. MULTI-FAMILY RENTAL 2% SINGLE-FAMILY RENTAL 94% RESIDENTIAL DEVELOPMENT* 4% $8.5 BILLION *Includes dedicated “build-to-rent” single-family rental communities that will be transferred to the single-family rental segment upon stabilization. (Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.) Tricon’s differentiated strategy Tricon’s U.S. single-family rental strategy targets the “middle-market” resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $70,000 and $110,000 per year and with monthly rental payments of $1,300 to $2,100. These rent levels typically represent approximately 20–25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the coming years in Tricon's core markets as Americans de-urbanize and seek out the relative safety of suburban living in less dense markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.


NV
6%
CA
12%
AZ
13%
TX
13%
IN
2%
TN
1%
NC
10%
SC
2%
GA
22%
FL
19%
Projected 2020 – 2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q4 2021

30 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 31 2021 ANNUAL REPORT TRICON RESIDENTIAL DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL Experience in raising private capital to accelerate growth, improve operating e ciency, and take development o balance sheet TECH-ENABLED OPERATING PLATFORM Enhanced resident experience and excellent operating metrics achieved through a centralized, technology- enabled platform and innovative approach to rental housing SUPERIOR GROWTH PROFILE Clear path to growing SFR portfolio from ~29,000 to ~50,000 homes by the end of 2024 I. Superior growth profile There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt. Tricon is targeting to grow its single-family rental home portfolio to 50,000 homes by the end of 2024 and has a disciplined acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the next three years and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers. In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021


EXISTING HOMES
MLS
Traditional resale home channel
OFF MARKET
Includes emerging "iBuyer" direct sales channel which allows sellers to bypass MLS
DEVELOPMENT OF NEW HOME COMMUNITIES
Development of dedicated single-family rental home communities
TRICON RESIDENTIAL
PORTFOLIOS
Leverage Tricon's industry-wide relationships and strong operating platform to buy stabilized homes in bulk
ACQUISITION OF NEW HOME COMMUNITIES
Acquisition of dedicated single-family rental home communities
SCATTERED NEW HOMES
Acquisition of newly-built homes
NEW HOMES

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called "beds and sheds" investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.


Investment Vehicle
THPAS JV-1
Homebuilder Direct JV
SFR JV-2
Wholly-owned homes and SFR JV-1
~29,000 Units
~4,000
~25,000
Q4 2021
~50,000 Units
~2,500
~4,250
~19,000
~25,000
~2024

32 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

	SFR JV-1 (Complete)	Active Growth Vehicles: SFR JV-2	Homebuilder Direct JV	THPAS JV-1	Total Active Growth Vehicles
Total Equity Commitment	$750 million	$1.55 billion	$450 million	$450 million	$2.4 billion
Tricon's Share of Equity Commitment (% of Total)	$250 million (33%)	$450 million (29%)	$150 million (33%)	$50 million (11%)	$650 million (26%)(1)
Vehicle Strategy	• Resale homes • Portfolios of existing homes	• Resale homes • Portfolios of existing homes	• Scattered new homes • Recently completed SFR communities (no investment in development)	• Development of dedicated single-family rental home communities	

(1) As at December 31, 2021, Tricon's remaining unfunded equity commitment was approximately $455 million.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as "TriApps", automates every facet of the single-family rental business, as described below.

The Company has systematized the process of home acquisitions and, once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company's website where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages intelligent virtual agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. And lastly, in revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable.

33 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 34 2021 ANNUAL REPORT TRICON RESIDENTIAL REVENUE MANAGEMENT TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market Dedicated ancillary revenue team continues to add new service oerings to benefit residents and drive revenue growth Asset tagging of major components to forecast useful life and manage the replacement cycle CALL CENTER Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests E cient centralized administration and oversight of repairs and maintenance REPAIRS AND MAINTENANCE TriForce* platform enables real-time data sharing by field sta and central o ce Mobile inventory management drives e ciency for maintenance techs ACQUISITIONS Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to e ciently convert listings into oers RESIDENT UNDERWRITING Statistical screening model used to qualify residents, drive retention and reduce turnover costs LEASING Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion Virtual move-ins to provide residents with added convenience *TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps. Adjacent residential businesses Multi-family rental Tricon operates and holds a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. The portfolio comprises 23 properties totaling 7,289 units in 13 major markets and consists of new vintage garden-style complexes featuring resort-style amenities, including swimming pools and well-appointed fitness and common areas. Tricon holds these assets in partnership with institutional investors who have an investment bias towards long-term ownership and stable recurring cash flows. The institutional investors pay Tricon asset management fees, property management fees and possibly performance fees, enabling the Company to enhance its return on investment. In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon’s vertically integrated platform, including local property management employees. Residential Development Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects predominantly in the United States. (i) Canadian Class A multi-family rental apartments: Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with eight projects under development totaling approximately 3,977 units in which Tricon holds a 47% weighted average ownership interest based on net assets. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment. (ii) U.S. single-family rental communities: The Company’s build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,000 rental units in 23 new home communities across the U.S. Sun Belt and is on track to have over 600 new homes available for rent by the end of 2022 with the current pipeline substantially completed by the end of 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 35 2021 ANNUAL REPORT TRICON RESIDENTIAL (iii) U.S. land development and homebuilding: The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities (“MPCs”). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers. Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2021 according to RCLCO Real Estate Consulting. Private Funds and Advisory Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds (“Investment Vehicles”). Activities of this business include: (i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $6.8 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $13.7 billion) as at December 31, 2021 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company’s AUM). For its services, Tricon earns asset management fees on fee-bearing capital totaling $2.8 million and $1.2 billion as at December 31, 2021 and 2020, respectively, as well as performance fees provided targeted investment returns are achieved. Tricon manages third-party capital for twelve of the top 100 largest institutional real estate investors in the world (source: “PERE Global Investor 100” ranking, October 2021). In 2021, Tricon ranked 58th globally and second in Canada (compared to 65th globally and second in Canada in 2020) among global real estate investment managers based on the institutional equity raised since 2016, and is the largest investment manager exclusively focused on residential real estate in that ranking (source: “2021 PERE 100” manager ranking, June 2021). (ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary. (iii) Property management of rental properties: Tricon provides integrated property management services to its entire single- family and multi-family rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees. FEE REVENUE BY SOURCE FOR THE YEAR ENDED DECEMBER 31, 2021* ASSET MANAGEMENT 25% PERFORMANCE FEES 18% DEVELOPMENT MANAGEMENT 48% PROPERTY MANAGEMENT* 9% *Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the year ended December 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 36 2021 ANNUAL REPORT TRICON RESIDENTIAL 1.3 Environmental, Social and Governance Environmental, Social and Governance (“ESG”) principles have guided Tricon’s 33-year history of delivering business excellence. Following the publication of our ESG Roadmap in January 2020, our strategic priorities include: Our People: Tricon is committed to engaging, supporting, and enriching the lives of our employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. We are proud to have earned and maintained certification as a Great Place to Work for 2021 in Canada and the United States. The Great Place to Work Trust Index benchmarks employee attitudes, opinions, and satisfaction against other similarly sized Fortune Global 500 companies. The Great Place to Work certification affirms our focus on what is important – creating a workplace culture that puts people first: our team members, our residents and our communities. Our Residents: Tricon’s goal is to build meaningful communities where people can connect, grow and prosper. In addition to Tricon’s efforts to assist residents in need by self-governing rent growth on renewals, deferring late fees, and offering flexible rental payment plans throughout the COVID-19 pandemic, we recently announced the launch of Tricon Vantage, a market-leading suite of programs and services designed to enhance the financial well-being of our residents. Tricon Vantage provides our residents with access to tools, resources and services to help them realize their financial goals. In collaboration with Operation Hope, Tricon Vantage gives residents complimentary access to financial literacy workshops, one-on-one coaching and guided group sessions tailored to their financial health and objectives. Tricon Vantage also offers qualifying residents access to a credit builder program to help build or improve residents’ credit scores and a “first-look” home purchase program that gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell. Additionally, we plan on announcing a down payment assistance initiative in 2022 as an additional service in our growing Tricon Vantage program. When families have the stability necessary to build pathways to their financial freedom, whole communities can prosper. At Tricon, we believe that this compassionate approach to serving our residents is not only the right thing to do but also a key contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores. Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Our Impact: Tricon is committed to making investments and operational decisions that reduce our environmental impact and enhance our assets’ sustainability and resource efficiency. In our ongoing commitment to environmental stewardship and providing exceptional value for our residents, we recently launched a solar energy pilot at select homes in the Southwestern United States. Tricon’s Solar Home systems generate 100% clean, pollution-free and renewable energy sources. Residents living in one of our solar-powered homes are expected to enjoy meaningful energy savings, predictable energy costs and the awareness that they are doing their part to help the environment. Tricon will assess scaling the roll-out of the pilot project across additional homes beginning in 2022. Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. As a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”) and Canada’s BlackNorth Initiative CEO Pledge, we continue to embed a strong enterprise risk management culture, expand the diversity of our leadership and seek opportunities to strengthen our corporate governance practices. Our second ESG annual report is slated for publication in the spring of 2022. Details of our key ESG commitments, initiatives, policies, and reported performance progress can be found at www.triconresidential.com/investors/sustainability.

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 2 Highlights

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 38 2021 ANNUAL REPORT TRICON RESIDENTIAL 2. HIGHLIGHTS The following section presents highlights for the quarter on a consolidated and proportionate basis. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5. Refer to Notes 2 and 5 in the consolidated financial statements for more details. Core funds from operations (“Core FFO”), Core FFO per share, Adjusted funds from operations (“AFFO”), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts (“NAREIT”) to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon’s shareholders based on the Company’s ownership percentage of the underlying entities and excludes the percentage associated with non- controlling and limited partners’ interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company’s liquidity. See “Non-IFRS measures” on page 25 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

For the periods ended December 31	Three months		Twelve months	
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2021	2020	2021	2020
Financial highlights on a consolidated basis				
Net income from continuing operations, including:	**$ 126,977**	**$ 75,808**	**$ 517,089**	**$ 112,637**
Fair value gain on rental properties	261,676	106,995	990,575	220,849
Income (loss) from investments in U.S. residential developments	10,530	10,191	31,726	(61,776)
Basic earnings per share attributable to shareholders of Tricon from continuing operations	**0.47**	**0.38**	**2.34**	**0.56**
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	**0.46**	**0.36**	**2.31**	**0.56**
Net income (loss) from discontinued operations	–	5,670	(67,562)	3,776
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	–	0.03	(0.31)	0.02
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	–	0.03	(0.31)	0.02
Dividends per share[(1)]	**$ 0.058**	**$ 0.055**	**$ 0.225**	**$ 0.207**
Weighted average shares outstanding – basic	**268,428,784**	**194,679,682**	**219,834,130**	**194,627,127**
Weighted average shares outstanding – diluted	**270,953,420**	**212,445,547**	**222,118,737**	**195,795,473**
Non-IFRS[(2)] measures on a proportionate basis				
Core funds from operations ("Core FFO")[(3)]	$ 45,630	$ 41,430	$ 152,021	$ 113,217
Adjusted funds from operations ("AFFO")[(3)]	36,548	33,985	121,594	85,342
Core FFO per share[(4)]	0.15	0.17	0.57	0.51
AFFO per share[(4)]	0.12	0.14	0.45	0.38
Select balance sheet items reported on a consolidated basis			December 31, 2021	December 31, 2020
Total assets			**$ 9,148,617**	**$ 7,174,834**
Total liabilities[(5)]			**6,087,548**	**5,431,596**
Net assets attributable to shareholders of Tricon			**3,053,794**	**1,735,096**
Rental properties			**7,978,396**	**6,321,918**
Debt			**3,917,433**	**4,137,506**

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to "Non-IFRS measures" on page 25 and Appendix A.

(3) Performance share unit (PSU) expense of $1,520 and $3,633 for the three and twelve months ended December 31, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,520 and $3,633 increase in Core FFO and AFFO for the three and twelve months ended December 31, 2020, respectively.

(4) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which was 306,247,538 and 268,562,442 for the three and twelve months ended December 31, 2021, respectively, and 247,739,665 and 223,849,152 for the three and twelve months ended December 31, 2020, respectively.

(5) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

39 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 40 2021 ANNUAL REPORT TRICON RESIDENTIAL IFRS measures on a consolidated basis Net income from continuing operations in the fourth quarter of 2021 was $127.0 million compared to $75.8 million in the fourth quarter of 2020, and included: • Revenue from single-family rental properties of $123.4 million compared to $94.4 million in the fourth quarter of 2020, driven by 28.0% growth in the number of rental homes to 29,149 and an 8.7% increase in average effective monthly rent, partially offset by a 2.4% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes. • Direct operating expenses of $40.0 million compared to $30.7 million in the fourth quarter of 2020, reflecting the growth in size of the single-family rental portfolio, higher property tax expenses associated with increasing property values, and incremental repairs and maintenance expenses as a result of a tighter labor market and supply chain delays. • Revenue from private funds and advisory services of $17.7 million compared to $10.3 million in the fourth quarter of 2020 largely as a result of the syndication and internalization of property management functions of the U.S. multi-family portfolio, an increase in performance fees earned in the quarter, and higher development fees generated from Johnson communities. • Fair value gain on rental properties of $261.7 million compared to $107.0 million in the fourth quarter of 2020 as a result of significantly higher home values for the single-family rental portfolio. The appreciation in home prices is attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, low mortgage interest rates, and a relatively low supply of new construction. Net income from continuing operations for the year ended December 31, 2021 was $517.1 million compared to $112.6 million for the year ended December 31, 2020, and included: • Revenue from single-family rental properties of $441.7 million and direct operating expenses of $145.8 million compared to $367.0 million and $121.2 million in the prior year, respectively, which translated to a net operating income (“NOI”) increase of $50.2 million attributable to the organic expansion of the single-family rental portfolio as well as strong rent growth. • Income from investments in U.S. residential developments of $31.7 million compared to a loss of $61.8 million in 2020; results in the current year reflect healthy project performance in the for-sale housing market and contrast with the comparative period when a major fair value adjustment was taken at the onset of the COVID-19 pandemic due to rapidly deteriorating business fundamentals. • Fair value gain on rental properties of $990.6 million compared to $220.8 million in the prior year, for the reasons discussed above. Non-IFRS measures on a proportionate basis Core funds from operations (“Core FFO”) for the fourth quarter of 2021 was $45.6 million, an increase of $4.2 million or 10% compared to $41.4 million in the fourth quarter of 2020. This growth in Core FFO reflects greater fees earned by the Company’s Private Funds and Advisory business from new Investment Vehicles formed during the year and NOI growth from the single-family rental business as discussed above. The fourth quarter of 2020 also benefited from a $7.1 million current tax recovery, which did not occur in the current year. Core FFO increased by $38.8 million or 34% to $152.0 million for the twelve months ended December 31, 2021, compared to $113.2 million in the prior year, for the same reasons discussed above. The full-year Core FFO also includes higher income from investments in U.S. residential developments, driven by improved project performance during the year. Adjusted funds from operations (“AFFO”) for the three and twelve months ended December 31, 2021 was $36.5 million and $121.6 million, respectively, an increase of $2.6 million (8%) and $36.3 million (42%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio as well as inflationary cost pressures.

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 3 Consolidated Financial Results

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 42 2021 ANNUAL REPORT TRICON RESIDENTIAL 3. CONSOLIDATED FINANCIAL RESULTS The following section should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2021. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5. In addition, certain comparative figures have been adjusted to conform with the current period presentation. There was no impact on the financial position and the net income and comprehensive income of the Company as a result of this change in presentation. Refer to Notes 2 and 5 in the consolidated financial statements for more details in relation to the above.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

3.1 Review of income statements

Consolidated statements of income

For the periods ended December 31 (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	Three months			Twelve months		
	2021	2020	Variance	2021	2020	Variance
Revenue from single-family rental properties	**$ 123,371**	**$ 94,400**	**$ 28,971**	**$ 441,743**	**$ 366,982**	**$ 74,761**
Direct operating expenses	(40,016)	(30,681)	(9,335)	(145,768)	(121,242)	(24,526)
Net operating income from single-family rental properties	83,355	63,719	19,636	295,975	245,740	50,235
Revenue from private funds and advisory services	**17,678**	**10,339**	**7,339**	**50,693**	**34,090**	**16,603**
Income from equity-accounted investments in multi-family rental properties(1)	33,961	427	33,534	75,333	746	74,587
Income from equity-accounted investments in Canadian residential developments(2)	10,085	8,293	1,792	8,200	13,378	(5,178)
Other income(3)	3,858	2,083	1,775	4,786	2,565	2,221
Income (loss) from investments in U.S. residential developments(4)	10,530	10,191	339	31,726	(61,776)	93,502
Compensation expense	(35,718)	(17,200)	(18,518)	(89,951)	(52,095)	(37,856)
Performance fees expense	(40,854)	(1,103)	(39,751)	(42,272)	(1,055)	(41,217)
General and administration expense	(14,565)	(8,642)	(5,923)	(41,420)	(34,235)	(7,185)
Loss on debt extinguishment	–	–	–	(3,497)	–	(3,497)
Transaction costs	(3,830)	(1,986)	(1,844)	(13,260)	(11,607)	(1,653)
Interest expense	(35,648)	(36,344)	696	(147,680)	(137,146)	(10,534)
Fair value gain on rental properties	261,676	106,995	154,681	990,575	220,849	769,726
Fair value gain on Canadian development properties	10,098	–	10,098	10,098	–	10,098
Fair value loss on derivative financial instruments and other liabilities	(72,783)	(16,418)	(56,365)	(220,177)	(7,461)	(212,716)
Amortization and depreciation expense	(2,818)	(2,608)	(210)	(12,129)	(10,826)	(1,303)
Realized and unrealized foreign exchange (loss) gain	(407)	948	(1,355)	(2,934)	(170)	(2,764)
Net change in fair value of limited partners' interests in single-family rental business	(43,519)	(17,780)	(25,739)	(185,921)	(50,581)	(135,340)
	80,066	26,856	53,210	361,477	(129,414)	490,891
Income before income taxes from continuing operations	**$ 181,099**	**$ 100,914**	**$ 80,185**	**$ 708,145**	**$ 150,416**	**$ 557,729**
Income tax expense from continuing operations	(54,122)	(25,106)	(29,016)	(191,056)	(37,779)	(153,277)
Net income from continuing operations	**$ 126,977**	**$ 75,808**	**$ 51,169**	**$ 517,089**	**$ 112,637**	**$ 404,452**
Basic earnings per share attributable to shareholders of Tricon from continuing operations	**0.47**	**0.38**	**0.09**	**2.34**	**0.56**	**1.78**
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	**0.46**	**0.36**	**0.10**	**2.31**	**0.56**	**1.75**
Net income (loss) from discontinued operations	–	5,670	(5,670)	(67,562)	3,776	(71,338)
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	–	0.03	(0.03)	(0.31)	0.02	(0.33)
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	–	0.03	(0.03)	(0.31)	0.02	(0.33)
Weighted average shares outstanding – basic	**268,428,784**	**194,679,682**	**73,749,102**	**219,834,130**	**194,627,127**	**25,207,003**
Weighted average shares outstanding – diluted(5)	**270,953,420**	**212,445,547**	**58,507,873**	**222,118,737**	**195,795,473**	**26,323,264**

(1) Includes income from The Selby and the U.S. multi-family rental portfolio, which was syndicated on March 31, 2021 (Section 4.2.1).

(2) Includes income from The Taylor, West Don Lands, The Ivy, 7 Labatt and Queen & Ontario (Section 4.2.2).

(3) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2), along with other non-cash income resulting from a derecognition of investments in U.S. residential developments. Refer to Note 10 to the consolidated financial statements. The comparative period also includes government assistance received by Johnson.

(4) Reflects the net change in the fair values of the underlying investments in the legacy for-sale housing business (Section 4.2.2).

(5) For the three and twelve months ended December 31, 2021, the Company's 2022 convertible debentures and the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive. For the three months ended December 31, 2020, the Company's 2022 convertible debentures were dilutive and the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive, whereas for the twelve months ended December 31, 2020, both were anti-dilutive. Refer to Note 30 to the consolidated financial statements.

43 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Rental revenue[1]	$ 117,450	$ 91,257	$ 26,193	$ 423,806	$ 354,313	$ 69,493
Other revenue[1]	5,921	3,143	2,778	17,937	12,669	5,268
Revenue from single-family rental properties	**$ 123,371**	**$ 94,400**	**$ 28,971**	**$ 441,743**	**$ 366,982**	**$ 74,761**

1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days.

Revenue from single-family rental properties for the three months ended December 31, 2021 totaled $123.4 million, an increase of $29.0 million or 30.7% compared to $94.4 million for the same period in the prior year. The increase is attributable to:

- Growth of $26.2 million in rental revenue, reflecting a 28.0% portfolio expansion (29,149 rental homes compared to 22,766) and 8.7% year-over-year increase in average effective monthly rent per home ($1,591 compared to $1,464) driven by continued strong demand for single-family rental homes. This increase in revenue was partially offset by a 2.4% decrease in occupancy (94.0% compared to 96.4%) attributable to an accelerated pace of acquisition of vacant homes this quarter.
- An increase of $2.8 million in other revenue driven by portfolio expansion as well as incremental ancillary revenue from the roll-out of the Company's smart-home technology initiative along with higher resident enrollment in its renters insurance program. Tricon continues to modernize newly-acquired and existing homes with smart-home packages as they are vacated (approximately 51% of single-family rental homes were smart-home enabled at December 31, 2021 compared to 27% at December 31, 2020).

Revenue from single-family rental properties for the twelve months ended December 31, 2021 totaled $441.7 million, an increase of $74.8 million or 20.4% compared to the prior year, primarily driven by the rental portfolio growth as well as an improvement in the average monthly rent along with higher other revenue, partly offset by a decrease in occupancy for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020[1]	Variance	2021	2020[1]	Variance
Property taxes	$ 18,162	$ 14,002	$ 4,160	$ 66,493	$ 55,615	$ 10,878
Repairs and maintenance	6,016	4,809	1,207	22,252	17,995	4,257
Turnover	1,370	1,437	(67)	5,754	6,580	(826)
Property management expenses	8,153	5,939	2,214	29,247	24,543	4,704
Property insurance	1,680	1,617	63	6,081	4,966	1,115
Marketing and leasing	553	414	139	1,747	1,483	264
Homeowners' association (HOA) costs	1,723	1,255	468	6,169	4,906	1,263
Other direct expense[2]	2,359	1,208	1,151	8,025	5,154	2,871
Direct operating expenses	**$ 40,016**	**$ 30,681**	**$ 9,335**	**$ 145,768**	**$121,242**	**$ 24,526**

(1) The comparative period has been reclassified to conform with the current period presentation. Marketing and leasing expenses that were previously included in property management expenses have now been reclassified as a separate line item. Additionally, broker fees of $85 and $340 for the three and twelve months ended December 31, 2021, respectively, have been reclassified from property insurance to property management expenses.

(2) Other direct expense includes property utilities and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended December 31, 2021 were $40.0 million, an increase of $9.3 million or 30.4% compared to the same period in the prior year. The variance is primarily attributable to:

- An increase of $4.2 million in property taxes driven by 28.0% growth in the size of the portfolio, as well as a higher property tax expense per home as a result of higher assessed property values propelled by home price appreciation.
- An increase of $1.2 million in repairs and maintenance owing to a larger portfolio of homes along with higher labor costs associated with a tighter employment market, as well as higher material costs caused by supply chain delays, due in part to the ongoing impact of the COVID-19 pandemic.

44 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

- An increase of $2.2 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio.
- An increase of $1.2 million in other direct expenses resulting from additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue). Higher utilities costs on vacant homes acquired during the quarter also impacted other direct expenses. Once a home is renovated to the Company's standard and becomes rent-ready, utilities costs are expensed by the Company until it is leased.

Direct operating expenses for the twelve months ended December 31, 2021 were $145.8 million, an increase of $24.5 million or 20.2% compared to the prior year primarily for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and twelve months ended December 31, 2021 and 2020, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Asset management fees	$ 3,386	$ 2,815	$ 571	$ 12,719	$ 12,061	$ 658
Performance fees	3,676	1,691	1,985	8,909	2,836	6,073
Development fees	7,993	5,653	2,340	24,418	18,298	6,120
Property management fees	2,623	180	2,443	4,647	895	3,752
Revenue from private funds and advisory services	**$ 17,678**	**$ 10,339**	**$ 7,339**	**$ 50,693**	**$ 34,090**	**$ 16,603**

Revenue from private funds and advisory services for the three months ended December 31, 2021 totaled $17.7 million, an increase of $7.3 million from the same period in the prior year, mainly attributable to:

- An increase of $2.4 million in property management fees earned from managing the U.S multi-family rental portfolio. The Company syndicated the rental portfolio on March 31, 2021 and internalized the property management functions in the third quarter of 2021, at which time the Company began earning property management fees.
- An increase of $2.3 million in development fees, including $2.0 million driven by strong lot sales at Johnson communities and $0.4 million from several Canadian residential development projects which commenced development over the past year.
- An increase of $2.0 million in performance fees primarily from legacy for-sale housing investments, which are earned by the Company when an Investment Vehicle's realized returns exceed third-party investor return thresholds. Typically, performance fees are episodic in nature and can fluctuate materially on a year-over-year basis.

Revenue from private funds and advisory services for the twelve months ended December 31, 2021 totaled $50.7 million, an increase of $16.6 million from the prior year largely for the reasons discussed above.

Income from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby.

The following table provides further details regarding income from equity-accounted investments in multi-family rental properties for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
U.S. multi-family rental portfolio	$ 31,884	$ –	$ 31,884	$ 73,078	$ –	$ 73,078
592 Sherbourne LP (The Selby)	2,077	427	1,650	2,255	746	1,509
Income from equity-accounted investments in multi-family rental properties	**$ 33,961**	**$ 427**	**$ 33,534**	**$ 75,333**	**$ 746**	**$ 74,587**

45 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Income from equity-accounted investments in multi-family rental properties for the three months ended December 31, 2021 was $34.0 million, a $33.5 million increase from the same period in the prior year. The variance was driven by:

- The inclusion of the U.S. multi-family rental portfolio as an equity-accounted investment in the current period and the incorporation of its associated income. While net operating income in the U.S. multi-family rental joint venture has now surpassed pre-pandemic levels, the majority of the income during the quarter was driven by fair value gains recorded on select properties. The fair values of the properties were determined using the direct income capitalization approach and fair value gains were recognized primarily as a result of capitalization rate compression in the U.S. Sun Belt. As at December 31, 2021, the Company has externally appraised approximately 80% of the U.S. multi-family rental properties within the portfolio. Prior to March 31, 2021, the financial results of the U.S. multi-family portfolio were accounted for under income from discontinued operations.
- An additional increase of $1.7 million in income from The Selby primarily attributable to fair value gains on the property in the current quarter while no fair value changes were recorded in the comparative period.

Income from equity-accounted investments in multi-family rental properties for the twelve months ended December 31, 2021 was $75.3 million, a $74.6 million increase from the prior year, attributable to the reasons discussed above.

Income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, West Don Lands, The Ivy and Queen & Ontario. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income from equity-accounted investments in Canadian residential developments for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Income from equity-accounted investments in Canadian residential developments	$ 10,085	$ 8,293	$ 1,792	$ 8,200	$ 13,378	$ (5,178)

Income from equity-accounted investments in Canadian residential developments for the three months ended December 31, 2021 was $10.1 million, an increase of $1.8 million from the same period in the prior year. Income in the current quarter was driven by fair value gains resulting from land value increases across the portfolio and the achievement of development milestones at The Taylor, which is nearing its initial occupancy. In comparison, the fair value gains in the comparative period were primarily attributable to development milestones achieved by Block 3/4/7 of the West Don Lands project.

Income from equity-accounted investments in Canadian residential developments for the twelve months ended December 31, 2021 was $8.2 million, a decrease of $5.2 million from the prior year. This decrease in income during the year was primarily attributable to a fair value adjustment realized on the sale of the 7 Labatt development project. Similar to the discussion above, the income in the comparative period reflected fair value gains on several blocks of the West Don Lands project.

Income (loss) from investments in U.S. residential developments

The following table presents the income (loss) from investments in U.S. residential developments for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Income (loss) from investments in U.S. residential developments	$ 10,530	$ 10,191	$ 339	$ 31,726	$ (61,776)	$ 93,502

Income from investments in U.S. residential developments for the three months ended December 31, 2021 was $10.5 million, an increase of $0.3 million from the same period in the prior year primarily driven by strong U.S. housing market fundamentals. The Company's for-sale housing investments continued to benefit from an improving economy and healthy housing demand in various sub-markets throughout the U.S. Sun Belt. These trends are supported by low mortgage rates and ongoing de-urbanization as employees take advantage of flexible work arrangements, and increased preference for larger living spaces in suburban locations.

Income from investments in U.S. residential developments for the twelve months ended December 31, 2021 was $31.7 million, an increase of $93.5 million from the same period in the prior year. This year-over-year increase is attributable to the aforementioned healthy project performance in the current year as well as a one-time fair value write-down incurred in the comparative period. In the first quarter of 2020, the Company made a meaningful downward adjustment to the fair value of its investments in U.S. residential developments owing to rapidly deteriorating business fundamentals at the onset of the COVID-19 pandemic and the associated market and economic uncertainties at that time.

46 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

While the for-sale housing market outlook for 2022 appears favorable, management continues to monitor for possible inflationary pressures driving up labor and material costs, in addition to supply chain delays caused in part by the COVID-19 pandemic, which could have an impact on development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31 (in thousands of U.S. dollars)		Three months			Twelve months		
		2021	2020	Variance	2021	2020	Variance
Salaries and benefits	A	**$ 13,412**	**$ 9,682**	**$ 3,730**	**$ 43,630**	**$ 34,501**	**$ 9,129**
Cash-based(1)		5,038	4,850	188	15,922	12,088	3,834
Equity-based(1)		8,668	1,718	6,950	16,306	5,699	10,607
Annual incentive plan ("AIP")	B	**13,706**	**6,568**	**7,138**	**32,228**	**17,787**	**14,441**
Cash-based(2)		8,283	446	7,837	13,532	(3,106)	16,638
Equity-based		317	504	(187)	561	2,913	(2,352)
Long-term incentive plan ("LTIP")	C	**8,600**	**950**	**7,650**	**14,093**	**(193)**	**14,286**
Total compensation expense(2)	A+B+C	**$ 35,718**	**$ 17,200**	**$ 18,518**	**$ 89,951**	**$ 52,095**	**$ 37,856**

(1) Includes one-time allocations for special awards under the AIP.

(2) The comparative period has been reclassified to conform with the current period presentation. Refer to Note 2 of the consolidated financial statements for details.

Compensation expense for the three months ended December 31, 2021 was $35.7 million, an increase of $18.5 million compared to the same period in the prior year. The variance is attributable to:

- An increase of $7.7 million in LTIP expense, primarily related to cash-based LTIP expense attributable to higher estimated future performance fees that are expected to be paid to participants under the LTIP once the performance fees are realized. The increase in estimated future performance fees is driven by fair value gains across Tricon's Investment Vehicles, particularly in the single-family rental and multi-family rental business segments.
- An increase of $7.1 million in AIP expense, primarily related to a $3.8 million increase in cash-settled PSUs, which incorporates existing and new entitlements as well as increases from the revaluation of the PSU liability based on a higher stock price. In the three months ended December 31, 2021, the Company's share price on the TSX increased by $2.01 per share, on a USD-converted basis, compared to $0.70 in the comparative period. The current period also includes $3.3 million of one-time allocations for special awards to approximately 100 employees as a retention tool given the very competitive labor market.
- An increase of $3.7 million in payroll costs was a result of a 35% higher headcount to support Tricon's ongoing growth and expansion of business activities, as well as normal course salary adjustments.

Compensation expense for the twelve months ended December 31, 2021 was $90.0 million, an increase of $37.9 million compared to the prior year, corresponding to:

- An increase of $14.4 million in AIP expense, primarily related to cash-settled PSUs, including the revaluation of the PSU liability based on a higher stock price. Tricon's share price on the TSX increased by $6.29 per share in 2021, on a USD-converted basis, compared to $0.79 in the prior year. In addition, both cash-based and equity-based AIP awards increased in alignment with Tricon's overall financial performance, a significant increase in headcount (as described above), and expanded AIP eligibility as Tricon transitioned to a unified company and realigned the senior management team.
- An increase of $14.3 million in LTIP expense, primarily related to a $16.6 million increase in cash-based LTIP expense as discussed above. Note that the comparative period includes a $3.1 million reversal of cash-based LTIP expense accrual driven by fair value changes related to Tricon's investments in for-sale housing. The increase in cash-based LTIP expense is partially offset by a decrease of $2.4 million in equity-based LTIP expense attributable to the settlement of a significant number of outstanding stock options in the prior year.
- An increase of $9.1 million in payroll costs as described above.

47 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Performance fees expense

The following table presents performance fees expense for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Performance fees expense	$ 40,854	$ 1,103	$ 39,751	$ 42,272	$ 1,055	$ 41,217

Performance fees expense for the three months ended December 31, 2021 was $40.9 million, an increase of $39.8 million compared to the same period in the prior year, driven by a significant increase in unrealized carried interest in connection with fair value gains of the underlying Investment Vehicles, which will be paid to key management equity participants if and when the amounts are in fact realized and paid. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of Tricon's share of performance fees from each Investment Vehicle.

Performance fees expense for the twelve months ended December 31, 2021 was $42.3 million, an increase of $41.2 million compared to the prior year, for the same reasons described above.

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
General and administration expense	$ 14,565	$ 8,642	$ 5,923	$ 41,420	$ 34,235	$ 7,185

General and administration expense for the three months ended December 31, 2021 was $14.6 million, an increase of $5.9 million compared to the same period in the prior year, corresponding with Tricon's significant growth throughout the year including its U.S. initial public offering in the fourth quarter which resulted in increased compliance costs. In addition, the Company incurred higher costs associated with travel and office reopening efforts, as pandemic-related restrictions eased, and the expansion of its technology-enabled operating platform.

General and administration expense for the twelve months ended December 31, 2021 was $41.4 million, an increase of $7.2 million compared to the prior year, for the same reasons described above.

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2021 and 2020 by borrowing type and nature.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Corporate borrowings	$ 881	$ 1,018	$ (137)	$ 4,458	$ 13,032	$ (8,574)
Property-level borrowings	26,538	24,778	1,760	102,669	97,611	5,058
Convertible debentures	–	2,506	(2,506)	6,732	9,927	(3,195)
Due to Affiliate	4,312	4,312	–	17,250	5,654	11,596
Amortization of deferred financing costs, discounts and lease obligations	3,917	3,730	187	16,571	10,922	5,649
Total interest expense	**$ 35,648**	**$ 36,344**	**$ (696)**	**$ 147,680**	**$ 137,146**	**$ 10,534**
Weighted average interest rate				**2.62%**	**3.12%**	**(0.50%)**

Interest expense was $35.6 million for the three months ended December 31, 2021, a decrease of $0.7 million compared to $36.3 million for the same period last year. The variance is primarily attributable to:

- A decrease of $2.5 million in interest expense on convertible debentures as the outstanding 2022 convertible debentures were redeemed in full by the Company on September 9, 2021 (see Section 3.2).
- A partially offsetting increase of $1.8 million in interest expense on property-level borrowings, driven by additional debt of $749.9 million assumed to finance the Company's acquisition of single-family rental homes as part of its growth strategy. Despite the higher level of property-level borrowings, the Company benefited from a 0.31% decrease in the average effective interest rate compared to the fourth quarter of 2020.

48 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Interest expense was $147.7 million for the twelve months ended December 31, 2021, an increase of $10.5 million compared to $137.1 million in the prior year. The variance is primarily attributable to:

- An increase of $11.6 million in interest expense on the Due to Affiliate balance in connection with the preferred unit issuance in September 2020. The twelve months ended December 31, 2021 reflects a full year of interest expense inclusion whereas the Company incurred only four months of interest expense in the prior year. These interest payments are to fund dividend payments by Tricon PIPE LLC.
- An increase of $5.6 million in the amortization of deferred financing costs and discounts associated with the Due to Affiliate and higher property-level debt balances.
- An increase of $5.1 million in interest expense on property-level borrowings, as described above. The increase in single-family rental borrowings outweighs the impact of a 0.34% decrease in the average effective interest rate compared to the prior year.
- A partially offsetting decrease of $8.6 million in interest expense on corporate borrowings, primarily resulting from lower utilization of the corporate credit facility during the current year. The weighted average balance on this facility was $39.1 million in 2021 compared to $237.1 million in 2020.
- A further decrease of $3.2 million in interest expense resulting from the convertible debentures redemption as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Fair value gain on rental properties	$ 261,676	$ 106,995	$ 154,681	$ 990,575	$ 220,849	$ 769,726

Fair value gain on single-family rental properties was $261.7 million for the three months ended December 31, 2021, an increase of $154.7 million compared to $107.0 million for the same period last year. For the twelve months ended December 31, the fair value gain totaled $990.6 million, an increase of $769.7 million from the prior year. The fair value of single-family rental homes is typically determined primarily by using the Home Price Index ("HPI") methodology and periodically Broker Price Opinions ("BPOs"), as applicable. Refer to Note 6 in the consolidated financial statements for further details.

The higher home values for Tricon's single-family rental portfolio are attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, a shortage of new housing supply and low mortgage interest rates. These factors contributed to HPI growth in the fourth quarter of 2021 of 5.2% (20.8% annualized), net of capital expenditures, compared to 4.2% (16.8% annualized) in the same period in the prior year. The HPI and BPO methodologies were also applied to a larger portfolio of homes (29,149 homes in Q4 2021 compared to 22,766 in Q4 2020), driving even higher fair value gains.

Fair value loss on derivative financial instruments and other liabilities

The following table presents the fair value loss on derivative financial instruments and other liabilities for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Fair value loss on derivative financial instruments and other liabilities	$ (72,783)	$ (16,418)	$ (56,365)	$ (220,177)	$ (7,461)	$ (212,716)

For the three months ended December 31, 2021, the fair value loss on derivative financial instruments and other liabilities increased by $56.4 million to $72.8 million compared to a loss of $16.4 million in the same period in the prior year. The fair value loss on the derivative financial instruments was driven by an overall increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. Refer to Notes 20 and 21 of the Company's consolidated financial statements for the year ended December 31, 2021 for details on the derivative financial instrument.

49 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

For the twelve months ended December 31, 2021, the fair value loss on derivative financial instruments and other liabilities increased by $212.7 million to $220.2 million compared to a $7.5 million loss in the same period in the prior year. The variance is primarily driven by:

- An increase of $176.9 million in the derivative liability in connection with the exchangeable preferred units, as discussed above.
- An increase of $36.7 million in fair value loss on the 2022 convertible debentures, as a result of the increase in share price discussed above. As at December 31, 2021, all of the 2022 convertible debentures had been converted into Tricon's common shares.

The Company also has other types of derivative financial instruments that consist of $0.4 million in interest rate caps on the Company's floating-rate debt which are used as an interest-rate risk mitigation strategy.

Net change in fair value of limited partners' interests in single-family rental business

Limited partner ownership interests in the single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Net change in fair value of limited partners' interests in single-family rental business	$ (43,519)	$ (17,780)	$ (25,739)	$ (185,921)	$ (50,581)	$ (135,340)

For the three months ended December 31, 2021, the change in fair value of limited partners' interests in the single-family rental business was $43.5 million compared to $17.8 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $25.7 million. This increase mainly reflects additional income earned from SFR JV-1 during the period that is attributable to the Company's joint venture partners. The higher income was mainly driven by a $26.0 million increase in the limited partners' share of the fair value gain on rental properties and a $10.7 million increase in NOI, which were partly offset by an $11.0 million increase in interest expense and other expenses.

The SFR JV-HD and SFR JV-2 joint ventures did not have a meaningful impact on the net change in fair value of limited partners' interests in the single-family rental business given their recent formation.

For the twelve months ended December 31, 2021, the change in fair value of limited partners' interests in the single-family rental business was $185.9 million compared to $50.6 million for the same period in the prior year, representing an increase of $135.3 million. The factors driving this change are consistent with those discussed above.

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three and twelve months ended December 31, 2021 and 2020.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Income tax (expense) recovery – current	$ (615)	$ 7,082	$ (7,697)	$ 43,427	$ 4,045	$ 39,382
Income tax expense – deferred	(53,507)	(32,188)	(21,319)	(234,483)	(41,824)	(192,659)
Income tax expense from continuing operations	**$ (54,122)**	**$ (25,106)**	**$ (29,016)**	**$ (191,056)**	**$ (37,779)**	**$ (153,277)**

For the three months ended December 31, 2021, income tax expense from continuing operations was $54.1 million, an increase of $29.0 million compared to $25.1 million in the same period in the prior year, which was driven primarily by deferred tax expense on a higher fair value gain recognized on the single-family rental properties. In addition, current tax expense increased by $7.7 million largely as a result of a current tax recovery of $7.1 million in the fourth quarter of 2020. The prior-year tax recovery had arisen from the utilization of a loss carryback provision which enabled the Company to apply tax losses from certain corporate entities in 2020 against taxes paid in previous periods.

For the twelve months ended December 31, 2021, income tax expense from continuing operations was $191.1 million, an increase of $153.3 million compared to an income tax expense of $37.8 million in the prior year. This change is primarily driven by an increase in deferred tax expense. The Company's higher deferred tax expense resulted from (i) a higher fair value gain on the single-family rental properties, and (ii) the crystallization of tax losses carried forward from prior years, which were previously recorded as deferred tax recoveries. The crystallization of tax losses allowed the Company to largely offset cash taxes triggered by the sale of the Company's 80% interest in the U.S. multi-family portfolio, and hence Tricon recorded a $43.4 million current tax recovery from continuing operations.

50 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Net income (loss) from discontinued operations

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Net operating income from multi-family rental properties	$ –	$ 16,233	$ (16,233)	$ 16,224	$ 65,438	$ (49,214)
Interest expense	–	(8,077)	8,077	(7,845)	(33,464)	25,619
Other expenses	–	(1,546)	1,546	(1,176)	(7,067)	5,891
Goodwill derecognition	–	–	–	(79,112)	–	(79,112)
Transaction costs	–	–	–	(3,285)	–	(3,285)
Marked to market adjustment on rental properties	–	–	–	(2,030)	(22,535)	20,505
Income (loss) before income taxes from discontinued operations	**$ –**	**$ 6,610**	**$ (6,610)**	**$ (77,224)**	**$ 2,372**	**$ (79,596)**
Current income tax recovery (expense)[1]	–	5	(5)	(46,502)	5	(46,507)
Deferred income tax (expense) recovery	–	(945)	945	56,164	1,399	54,765
Net income (loss) from discontinued operations	**$ –**	**$ 5,670**	**$ (5,670)**	**$ (67,562)**	**$ 3,776**	**$ (71,338)**

(1) The sale gave rise to current income tax expense since the transaction value exceeded the tax cost basis and resulted in a taxable gain.

On March 31, 2021, the Company completed its previously announced joint venture arrangement with two institutional investors. Under the arrangement, the two third-party investors acquired a combined 80% interest in the existing U.S. multi-family rental portfolio with Tricon retaining a 20% interest in the joint venture. The sale reflected a total portfolio value of $1.331 billion including in-place debt, which was in line with the portfolio's fair value reflected on Tricon's balance sheet as of December 31, 2020. Tricon recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. The business' current- and prior-period results were reclassified as discontinued operations separate from the Company's continuing operations.

The transaction resulted in a derecognition of goodwill that was previously recognized by the Company when Tricon transitioned to a rental housing company effective January 1, 2020. Goodwill of $79.1 million arose from the initial recognition of deferred tax liabilities based on the difference in the tax bases and the fair values of the net assets deemed to have been acquired on the transition day. The Company's disposition of an 80% interest in the business constituted a loss of control from an accounting perspective, and therefore, the entire balance sheet of the U.S. multi-family rental business and the associated goodwill on the corporate balance sheet were deconsolidated. This deconsolidation loss was partially offset by a $9.7 million favorable tax impact, including (i) a $56.2 million tax recovery achieved through the reversal of the deferred tax liability associated with the portfolio, and (ii) a $46.5 million current tax expense arising from the sale. The current tax expense was then applied against the $44.5 million current tax recovery from continuing operations, resulting in only $2.0 million of current tax payable.

The sale resulted in cash consideration of $431.6 million, which Tricon used in part to repay $295.2 million of debt (including $107.6 million of its U.S. multi-family credit facility, $112.6 million of single-family rental property-level debt and $75.0 million of the corporate credit facility). The Company used the remaining proceeds from the sale to fund growth in the single-family rental portfolio and for general corporate purposes. The joint venture also gives Tricon the opportunity to earn incremental property management, asset management and performance fees from managing the associated third-party capital.

51 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 52 2021 ANNUAL REPORT TRICON RESIDENTIAL 3.2 Review of selected balance sheet items As at (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 ASSETS Non-current assets Rental properties $ 7,978,396 $ 6,321,918 Equity-accounted investments in multi-family rental properties 199,285 19,913 Equity-accounted investments in Canadian residential developments 98,675 74,955 Canadian development properties 133,250 110,018 Investments in U.S. residential developments 143,153 164,842 Restricted cash 123,329 116,302 Goodwill 29,726 108,838 Deferred income tax assets 96,945 102,444 Intangible assets 9,324 12,363 Other assets 84,749 47,990 Derivative financial instruments 363 841 Total non-current assets 8,897,195 7,080,424 Current assets Cash 176,894 55,158 Amounts receivable 41,582 25,593 Prepaid expenses and deposits 32,946 13,659 Total current assets 251,422 94,410 Total assets $ 9,148,617 $ 7,174,834 LIABILITIES Non-current liabilities Long-term debt $ 3,662,628 $ 3,863,316 Convertible debentures – 165,956 Due to Affiliate 256,362 251,647 Derivative financial instruments 230,305 45,494 Deferred income tax liabilities 461,689 298,071 Limited partners’ interests in single-family rental business 947,452 356,305 Long-term incentive plan 21,431 11,688 Performance fees liability 48,358 6,242 Other liabilities 28,958 4,599 Total non-current liabilities 5,657,183 5,003,318 Current liabilities Amounts payable and accrued liabilities 102,954 98,290 Resident security deposits 56,785 45,157 Dividends payable 15,821 10,641 Current portion of long-term debt 254,805 274,190 Total current liabilities 430,365 428,278 Total liabilities 6,087,548 5,431,596 Equity Share capital 2,114,783 1,192,963 Contributed surplus 22,790 19,738 Cumulative translation adjustment 22,842 23,395 Retained earnings 893,379 499,000 Total shareholders’ equity 3,053,794 1,735,096 Non-controlling interest 7,275 8,142 Total equity 3,061,069 1,743,238 Total liabilities and equity $ 9,148,617 $ 7,174,834

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2021 and 2020.

	December 31, 2021			December 31, 2020		
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total	Single-Family Rental	Multi-Family Rental	Total
Opening balance	$ 4,990,542	$ 1,331,376	$ 6,321,918	$ 4,337,681	$ 1,344,844	$ 5,682,525
Acquisitions	1,835,235	–	1,835,235	356,514	–	356,514
Capital expenditures	196,572	2,030	198,602	93,568	9,067	102,635
Fair value adjustments	990,575	–	990,575	220,849	(22,535)	198,314
Dispositions	(34,528)	(1,333,406)	(1,367,934)	(18,070)	–	(18,070)
Balance, end of year	**$ 7,978,396**	**$ –**	**$ 7,978,396**	**$ 4,990,542**	**$ 1,331,376**	**$ 6,321,918**

Rental properties increased by $1.7 billion to $8.0 billion as at December 31, 2021, from $6.3 billion as at December 31, 2020. The increase was driven by:

- Acquisitions of 6,574 single-family rental homes for $1.8 billion, partially offset by the disposition of 173 properties with an aggregate carrying value of $34.5 million.
- Capital expenditures of $198.6 million of which $134.4 million was attributable to the renovation of newly-acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.
- Fair value gain of $990.6 million on the single-family rental portfolio driven by very strong demand for single-family homes, as previously discussed, combined with relatively limited supply in the Company's Sun Belt markets that contributed to significant home price appreciation.
- A partially offsetting decrease from the disposition of an 80% interest in the U.S. multi-family portfolio on March 31, 2021, which resulted in the deconsolidation of $1.3 billion of rental properties. The Company's remaining 20% interest in the U.S. multi-family rental joint venture is equity-accounted effective March 31, 2021.

Equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021 along with its 15% investment in 592 Sherbourne LP, which owns The Selby. The table below presents the change in equity-accounted investments in multi-family rental properties for the years ended December 31, 2021 and 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance[(1)]	$ 19,913	$ 19,733
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	107,895	–
Advances	453	–
Distributions	(4,428)	(935)
Income from equity-accounted investments in multi-family rental properties	75,333	746
Translation adjustment	119	369
Balance, end of year	**$ 199,285**	**$ 19,913**

(1) As at December 31, 2020, Tricon's equity-accounted investments in multi-family properties include The Selby only.

Equity-accounted investments in multi-family rental properties increased by $179.4 million to $199.3 million as at December 31, 2021 compared to $19.9 million as at December 31, 2020. The increase was primarily attributable to the initial recognition of Tricon's equity-accounted investment in the U.S. multi-family rental joint venture on March 31, 2021 as well as subsequent income from this portfolio driven by the fair value gains on selected properties as previously discussed, partially offset by distributions from the joint venture.

53 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the years ended December 31, 2021 and 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 74,955	$ 55,408
Advances	30,089	4,294
Distributions	(14,772)	–
Income from equity-accounted investments in Canadian residential developments	8,200	13,378
Translation adjustment	203	1,875
Balance, end of year	**$ 98,675**	**$ 74,955**

Equity-accounted investments in Canadian residential developments increased by $23.7 million to $98.7 million as at December 31, 2021 compared to $75.0 million as at December 31, 2020. The increase was primarily attributable to (i) advances of $30.1 million to fund the acquisition of Queen & Ontario (the first project under the Company's joint venture with the Canada Pension Plan Investment Board) and development activities across the portfolio, (ii) income of $8.2 million driven by fair value gains, and (iii) a favorable foreign exchange translation adjustment of $0.2 million. This increase was partially offset by distributions of $14.8 million received from the sale of the 7 Labatt development project during the fourth quarter of 2021.

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the years ended December 31, 2021 and 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 110,018	$ 35,625
Acquisitions	–	65,861
Development expenditures	12,748	2,998
Fair value adjustments	10,098	–
Translation adjustment	386	5,534
Balance, end of year	**$ 133,250**	**$ 110,018**

Canadian development properties increased by $23.2 million to $133.3 million as at December 31, 2021 compared to $110.0 million as at December 31, 2020. The increase was driven by (i) a ramp-up of development activity at The James as construction began at the start of 2021, resulting in $12.7 million of development expenditures, (ii) a fair value gain of $10.1 million owing to appreciation of land value, and (iii) a favorable foreign exchange translation adjustment of $0.4 million.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the years ended December 31, 2021 and 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 164,842	$ 300,653
Advances	6,706	3,408
Distributions	(55,744)	(77,443)
Derecognition of investment in U.S. residential developments[1]	(4,377)	–
Income (loss) from investments in U.S. residential developments	31,726	(61,776)
Balance, end of year	**$ 143,153**	**$ 164,842**

(1) In accordance with IFRS 10 and IAS 28.22, a certain investment in U.S. residential developments ceased to meet the definition of an associate during the fourth quarter of 2021 and became a consolidated subsidiary. This investment's total assets and total liabilities are now included in the Company's amounts receivable and amounts payable and accrued liabilities, respectively.

Investments in U.S. residential developments decreased by $21.6 million to $143.2 million as at December 31, 2021 compared to $164.8 million as at December 31, 2020. The decrease was mainly driven by distributions of $55.7 million from multiple projects in advanced stages of development. This decrease was partially offset by advances of $6.7 million, largely made to the Company's build-to-rent Investment Vehicle, and investment income of $31.7 million driven by favorable economic conditions and strong project performance.

54 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	December 31, 2021	December 31, 2020	Variance
Single-family rental properties borrowings	$ 3,906,482	$ 3,156,601	$ 749,881
Multi-family rental properties borrowings	–	910,340	(910,340)
Canadian development properties borrowings	34,207	60,037	(25,830)
Corporate borrowings	13,962	37,089	(23,127)
	$ 3,954,651	**$ 4,164,067**	**$ (209,416)**
Transaction costs (net of amortization)	(36,123)	(25,019)	(11,104)
Debt discount (net of amortization)	(1,095)	(1,542)	447
Total debt per balance sheet[1]	**$ 3,917,433**	**$ 4,137,506**	**$ (220,073)**
Cash and restricted cash	(300,223)	(171,460)	(128,763)
Net debt[2]	**$ 3,617,210**	**$ 3,966,046**	**$ (348,836)**

(1) Excludes the 2022 convertible debentures and Due to Affiliate.
(2) Non-IFRS measure; see "Non-IFRS measures" on page 25 and Section 6.

Net debt decreased by $0.3 billion to $3.6 billion as at December 31, 2021, from $4.0 billion as at December 31, 2020. The variance was primarily attributable to:

- A reduction of $910.3 million in multi-family rental borrowings in connection with the Company's sale of 80% of its interests in the U.S. multi-family rental business on March 31, 2021. This transaction resulted in the deconsolidation of $800.5 million of long-term debt and the full repayment of an associated $109.9 million credit facility with a portion of the proceeds from the sale.
- A decrease of $25.8 million in Canadian development properties borrowings primarily attributable to the full repayment of the vendor take-back loan relating to The James.
- A decrease of $23.1 million in corporate borrowings primarily attributable to the repayment of the outstanding corporate credit facility balance of $26.0 million, partially offset by an increase of $2.9 million from a new corporate office mortgage obtained during the year.
- An offsetting net increase of $749.9 million in single-family rental properties borrowings driven by additional indebtedness to finance the acquisition of new homes.
- An increase in cash and restricted cash of $128.8 million, which further reduced the net debt balance, driven by higher cash balances held in order to be acquisition-ready subsequent to year-end as well as more restricted cash reserved to pay for upcoming property expenses and renovation projects on the single-family rental properties.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2021 was 2.62%. The following table summarizes the debt structure and leverage position as at December 31, 2021:

(in thousands of U.S. dollars) Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed	$ 2,703,628	68.4%	2.83%	4.2
Floating	1,251,023	31.6%	2.16%	2.3
Total/Weighted average	**$ 3,954,651**	**100.0%**	**2.62%**	**3.6**

During the fourth quarter, the Company repaid in full the 2017-1 securitization debt's outstanding balance of $455.3 million with a portion of the net proceeds received from its U.S. initial public offering and private placement of common shares, completed on October 12, 2021 (see Section 5.3). In addition, SFR JV-1 completed a new securitization transaction on November 9, 2021 with a total face value of $683.6 million, the proceeds of which were used to repay short-term debt. As a result of these transactions, Tricon extended the weighted average time to maturity of its debt to 3.6 years as at December 31, 2021, representing an increase of 0.6 years from the previous quarter, and reduced its weighted average interest rate by 0.24% to 2.62% compared to 2.86% in the prior quarter.

As at December 31, 2021, Tricon's near-term debt maturities primarily consist of a term loan of $220.2 million in connection with Tricon's single-family rental properties, and a land loan and a mortgage totaling $34.2 million related to the Company's Canadian residential developments. The Company intends to enter into an agreement to extend the term loan prior to its maturity in October 2022, and to refinance the land loan with a construction loan.

55 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 56 2021 ANNUAL REPORT TRICON RESIDENTIAL Tricon’s debt maturities as at December 31, 2021 are presented below, assuming the exercise of all extension options. $500 $1,000 $1,500 $2,000 (in millions of U.S. dollars) DEBT MATURITY ANALYSIS* 870 2027 and thereafter 2025 20262023 2024 372 2022 255 1,569 438 Single-family rental borrowings Canadian development properties borrowings Corporate borrowings 451 *Reflects the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans. Convertible debentures The table below presents the outstanding balance of the Company’s 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 (the “2022 convertible debentures”) at December 31, 2021 and December 31, 2020. (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Principal amount outstanding $ – $ 172,400 Less: Transaction costs (net of amortization) – (2,249) Liability component on initial recognition – 170,151 Debentures discount (net of amortization) – (4,195) 2022 convertible debentures $ – $ 165,956 On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 2022 convertible debentures effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares. In total, during 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of the aggregate principal amount outstanding of $172.4 million. At the beginning of 2021, the debentures had an unamortized balance of $6.4 million in debentures discount and issuance costs, of which $2.9 million were amortized during the year ended December 31, 2021 and $3.5 million were recognized as a loss on debt extinguishment. 3.3 Subsequent events Quarterly dividend On March 1, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2022 to shareholders of record on March 31, 2022.

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 4 Operating Results of Businesses

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.1 Single-Family Rental

4. OPERATING RESULTS OF BUSINESSES

Management believes that information concerning the underlying activities within each of the Company's operating businesses is useful for investors in understanding the Company's overall performance, and this section presents key operating highlights for the quarter on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company's businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon's financial performance. Tricon's method of calculating these measures may differ from other issuers' methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon's proportionate results, unless otherwise stated, as described in Section 6. Refer to "Non-IFRS measures" on page 25 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1 Single-Family Rental

Business update

The Company's single-family rental business continued to benefit from various trends that have been accelerated by the COVID-19 pandemic, including favorable demographic shifts driving new household formation, as well as strong population and job growth in U.S. Sun Belt markets. Meanwhile, an imbalance persists between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance has contributed to rising home prices and higher down payments required for homebuyers, which in turn has made homeownership less attainable for some families and increased demand for rental homes. Tricon's relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's strong operating performance during the quarter, including record-low same home resident turnover of 16.3%, same home occupancy of 97.6%, as well as healthy same home blended rent growth of 8.8% (comprised of 19.1% growth on new move-ins and 5.7% on renewals). The Company continues to self-govern and moderate rent growth for existing residents as part of its ESG policy and in an effort to encourage increased resident tenure.

As the economy has recovered, pandemic-related supply chain bottlenecks and labor shortages have created inflationary cost pressures across the single-family rental industry. Tricon has experienced such inflationary pressures in its labor and materials costs, but has successfully mitigated their impact on net operating margin by growing its revenues and capturing operating efficiencies arising from a greater scale of operations.

Acquisitions update

During the quarter, the Company expanded its portfolio through the organic acquisition of 2,016 homes at an average cost per home of $335,000, including closing costs and up-front renovations, for a total acquisition cost of $675 million, of which Tricon's proportionate share was approximately $203 million. The average acquisition cost per home of $335,000 increased 48% year-over-year (from $226,000 in Q4 2020) for three primary reasons: (i) the expansion of the acquisition program to more expensive markets, including Phoenix, Las Vegas, Austin and Nashville; (ii) the purchase of newer vintage homes which tend to have a higher cost; and (iii) significant year-over-year home price appreciation as discussed above. Tricon plans to purchase approximately 1,800 to 2,000 homes in the first quarter of 2022, continuing its strong acquisition pace while also reflecting the seasonality of listings and home sales which are lower in winter months (see "Forward-looking statements" on page 25). While home prices have appreciated in Tricon's acquisition markets, rents have also been increasing at a similar pace, allowing the Company to continue acquiring homes at attractive cap rates.

Operating results – proportionate total portfolio

For the periods ended December 31	Three months			Twelve months		
(in U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Operating metrics[(1)]						
Tricon wholly-owned rental homes	15,156	15,329	(173)	15,156	15,329	(173)
SFR JV homes	13,993	7,437	6,556	13,993	7,437	6,556
Rental homes	29,149	22,766	6,383	29,149	22,766	6,383
Occupancy	94.0%	96.4%	(2.4%)	94.0%	96.6%	(2.6%)
Average monthly rent	$ 1,591	$ 1,464	$ 127	$ 1,529	$ 1,442	$ 87

(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

58 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.1 Single-Family Rental

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2021	Three months 2020[1]	Three months Variance	Three months % Variance	Twelve months 2021	Twelve months 2020[1]	Twelve months Variance	Twelve months % Variance
Rental revenue[2]	$ 84,470	$ 72,886	$ 11,584	15.9%	$ 319,442	$ 287,217	$ 32,225	11.2%
Other revenue[2]	3,822	2,368	1,454	61.4%	12,169	9,723	2,446	25.2%
Total revenue from rental properties	**$ 88,292**	**$ 75,254**	**$ 13,038**	**17.3%**	**$ 331,611**	**$ 296,940**	**$ 34,671**	**11.7%**
Property taxes	13,096	11,415	1,681	14.7%	50,477	45,768	4,709	10.3%
Repairs and maintenance	4,794	4,058	736	18.1%	18,025	15,360	2,665	17.4%
Turnover	991	986	5	0.5%	3,790	5,195	(1,405)	(27.0%)
Property management expenses	5,809	5,031	778	15.5%	21,848	19,876	1,972	9.9%
Property insurance	1,284	1,083	201	18.6%	4,905	4,266	639	15.0%
Marketing and leasing	260	303	(43)	(14.2%)	996	1,110	(114)	(10.3%)
Homeowners' association (HOA) costs	1,203	976	227	23.3%	4,592	3,858	734	19.0%
Other direct expenses	1,501	926	575	62.1%	5,323	3,979	1,344	33.8%
Total direct operating expenses	**$ 28,938**	**$ 24,778**	**$ 4,160**	**16.8%**	**$ 109,956**	**$ 99,412**	**$ 10,544**	**10.6%**
Net operating income (NOI)[3]	**$ 59,354**	**$ 50,476**	**$ 8,878**	**17.6%**	**$ 221,655**	**$ 197,528**	**$ 24,127**	**12.2%**
Net operating income (NOI) margin[3]	**67.2%**	**67.1%**			**66.8%**	**66.5%**		

(1) The Company elected to replace its property management expense with directly incurred property-level compensation costs effective January 1, 2021. The property management expense above represents property-level operations personnel costs. Marketing and leasing expenses that were previously included in the property management expense have now been reclassified as a separate line item. The comparative period has been reclassified to conform with the current period presentation, and there was no impact on NOI or NOI margin as a result of this change in presentation.

(2) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

Total portfolio NOI increased by $8.9 million or 17.6% to $59.4 million in the fourth quarter of 2021 compared to $50.5 million in the fourth quarter of 2020, as revenue expansion outpaced expense growth.

Rental revenue during the quarter increased by $11.6 million or 15.9% as a result of higher average monthly rent ($1,591 in Q4 2021 vs. $1,464 in Q4 2020) and a larger rental portfolio (Tricon's proportionate share of rental homes was 19,707 in Q4 2021 compared to 17,698 in Q4 2020), partially offset by a 2.4% decrease in occupancy owing to the accelerated acquisition of vacant homes. Other revenue also increased by $1.5 million or 61.4%, driven by portfolio expansion, incremental ancillary revenue earned on services provided to residents, such as smart-home technology-enabled homes and renters insurance, and the resumption of late fee charges that were partially waived in the fourth quarter of 2020.

Direct operating expenses in the quarter increased by $4.2 million or 16.8% driven by higher costs incurred on a larger portfolio of homes, including higher material and labor costs associated with supply chain delays and a tighter labor market, respectively. This increase was partially offset by savings on marketing and leasing expenses. The turnover expense remained stable despite a larger portfolio as a result of a meaningful reduction in turnover and higher resident chargebacks.

59 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.1 Single-Family Rental

Operating results – proportionate same home portfolio

The same home portfolio includes homes that have been stabilized since September 30, 2019 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 8.8% (including 19.1% on new leases and 5.7% on renewals), accompanied by a 0.3% increase in occupancy to 97.6% from 97.3% recorded in the same period in 2020. Management expects that a favorable supply-demand imbalance coupled with embedded portfolio loss-to-lease (estimated by management to be at least 15% to 20% of current rents) will continue to drive robust rent growth into 2022 (see "Forward-looking statements" on page 25). The Company's continued focus on resident retention helped it achieve a record-low annualized turnover rate of 16.3% on the same home portfolio, a 6.3% decrease compared to 22.6% in the fourth quarter of 2020. These KPIs are defined in Section 6.

For the periods ended December 31 (in U.S. dollars)	Three months 2021	Three months 2020	Three months Variance	Twelve months 2021	Twelve months 2020	Twelve months Variance
Operating metrics – same home[1]						
Tricon wholly-owned rental homes	14,734	14,734	–	14,734	14,734	–
SFR JV homes	3,373	3,373	–	3,373	3,373	–
Rental homes	18,107	18,107	–	18,107	18,107	–
Occupancy[2]	97.6%	97.3%	0.3%	97.6%	97.2%	0.4%
Annualized turnover rate	16.3%	22.6%	(6.3%)	19.7%	23.3%	(3.6%)
Average monthly rent	$ 1,562	$ 1,464	$ 98	$ 1,522	$ 1,440	$ 82
Average rent growth – renewal[2]	5.7%	3.0%	2.7%	4.9%	3.4%	1.5%
Average rent growth – new move-in[2]	19.1%	11.2%	7.9%	17.1%	9.6%	7.5%
Average rent growth – blended[2]	8.8%	5.5%	3.3%	8.2%	5.2%	3.0%

(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

(2) Rent growth on a proportionate same home portfolio of 20,665 rental homes was 8.3% in January 2022, including 19.1% growth on new leases and 6.3% growth on renewals, while the same home occupancy increased to 97.9%.

For the three months ended December 31 (in thousands of U.S. dollars)	2021	% of revenue	2020	% of revenue	Variance	% Variance
Rental revenue[1]	$ 71,097		$ 65,917		$ 5,180	7.9%
Other revenue[1]	2,987		2,099		888	42.3%
Total revenue from rental properties	**$ 74,084**	**100.0%**	**$ 68,016**	**100.0%**	**$ 6,068**	**8.9%**
Property taxes	11,061	14.9%	10,472	15.4%	589	5.6%
Repairs and maintenance	4,239	5.7%	3,740	5.5%	499	13.3%
Turnover	917	1.2%	912	1.3%	5	0.5%
Property management expenses	3,981	5.4%	4,210	6.2%	(229)	(5.4%)
Property insurance	1,117	1.5%	1,008	1.5%	109	10.8%
Marketing and leasing	117	0.2%	254	0.4%	(137)	(53.9%)
Homeowners' association (HOA) costs	924	1.2%	818	1.2%	106	13.0%
Other direct expenses	1,126	1.5%	721	1.1%	405	56.2%
Total direct operating expenses	**$ 23,482**		**$ 22,135**		**$ 1,347**	**6.1%**
Net operating income (NOI)[2]	**$ 50,602**		**$ 45,881**		**$ 4,721**	**10.3%**
Net operating income (NOI) margin[2]	**68.3%**		**67.5%**			

(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days. The bad debt expense during the quarter represented 1.9% of revenue compared to 2.7% in the same period in the prior year.

(2) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

60 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.1 Single-Family Rental

For the twelve months ended December 31 (in thousands of U.S. dollars)	2021	% of revenue	2020	% of revenue	Variance	% Variance
Rental revenue[1]	$ 276,900		$ 262,094		$ 14,806	5.6%
Other revenue[1]	9,773		8,595		1,178	13.7%
Total revenue from rental properties	**$ 286,673**	**100.0%**	**$ 270,689**	**100.0%**	**$ 15,984**	**5.9%**
Property taxes	44,194	15.4%	42,232	15.6%	1,962	4.6%
Repairs and maintenance	16,253	5.7%	14,166	5.2%	2,087	14.7%
Turnover	3,428	1.2%	4,938	1.8%	(1,510)	(30.6%)
Property management expenses	15,923	5.6%	16,838	6.2%	(915)	(5.4%)
Property insurance	4,380	1.5%	3,989	1.5%	391	9.8%
Marketing and leasing	618	0.2%	948	0.4%	(330)	(34.8%)
Homeowners' association (HOA) costs	3,664	1.3%	3,266	1.2%	398	12.2%
Other direct expenses	3,921	1.4%	3,136	1.2%	785	25.0%
Total direct operating expenses	**$ 92,381**		**$ 89,513**		**$ 2,868**	**3.2%**
Net operating income (NOI)[2]	**$ 194,292**		**$ 181,176**		**$ 13,116**	**7.2%**
Net operating income (NOI) margin[2]	**67.8%**		**66.9%**			

(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days.
(2) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $6.1 million or 8.9% to $74.1 million in the fourth quarter of 2021 compared to $68.0 million for the same period in the prior year. This favorable change was primarily attributable to the following:

- **Rental revenue** – Rental revenue was $71.1 million compared to $65.9 million in the comparative period, representing an increase of 7.9%. This favorable variance was primarily driven by a higher average monthly rent per occupied home of 6.7% ($1,562 in Q4 2021 compared to $1,464 in Q4 2020), a 0.3% increase in occupancy from 97.3% to 97.6%, and lower bad debt expense as collection rates improved. Since the onset of the COVID-19 pandemic, bad debt increased to a peak of 2.8% of revenues in the fourth quarter of 2020 but has since decreased to 1.9% in the current period with the benefit of $3.6 million in government rental assistance collected by or on behalf of our residents during the quarter and an improved economy.
- **Other revenue** – Other revenue was $3.0 million compared to $2.1 million in the fourth quarter of 2020, an increase of 42.3%. This growth was partly driven by incremental ancillary fees from the Company's smart-home technology initiative along with higher resident enrollment in its renters insurance program. Tricon continues to roll-out its smart-home package into newly acquired and turned homes, offering residents convenient keyless access, smart thermostats, and a suite of in-home sensors (approximately 38% of same home properties were smart-home enabled in the current quarter compared to 21% in the same period in the prior year). The Company also resumed the collection of late fees in 2021 in all markets where permissible whereas it had partially waived these fees in the comparative period.

Same home operating expenses increased by $1.3 million or 6.1% to $23.5 million in the fourth quarter of 2021 from $22.1 million during the same period in 2020. The variance is largely attributable to the following:

- **Property taxes** – Property taxes were $11.1 million compared to $10.5 million in the comparative period, an increase of 5.6% as a result of higher assessed property values corresponding to home price appreciation. The robust demand for single-family homes in the U.S. Sun Belt coupled with constrained housing supply are expected to continue to inflate assessed property values and property tax expenses as a result. Tricon works with a property tax consultant to monitor tax assessments and appeal them where appropriate.
- **Repairs and maintenance** – Repairs and maintenance expenses were $4.2 million compared to $3.7 million in the comparative period, an increase of 13.3%. The variance in repairs and maintenance was driven by higher labor costs associated with a tighter employment market, as well as higher material costs linked to supply chain delays causing longer lead times, diminished vendor inventory levels and inflationary cost pressure.
- **Property management expenses** – Property management expenses were $4.0 million compared to $4.2 million in the comparative period, a decrease of 5.4%. The variance was driven by efficiencies realized within the property management function as the Company scaled to manage 29,149 homes in the current quarter compared to 22,766 in the same period in the prior year, resulting in a lower property management cost per home.
- **Other direct expenses** – Other direct expenses were $1.1 million compared to $0.7 million in the comparative period, an increase of $0.4 million or 56.2%, driven by the additional costs of providing smart-home technology and renters insurance to more residents, as discussed above.

61 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.2.1 Multi-Family Rental

As revenue growth outpaced expense growth, NOI increased by 10.3% to $50.6 million in the fourth quarter of 2021 compared to $45.9 million in the fourth quarter of 2020. In addition, the same home NOI margin increased to a record 68.3% in the fourth quarter of 2021 compared to 67.5% in the same period in the prior year.

4.2 Adjacent residential businesses

4.2.1 Multi-Family Rental

Tricon's multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that eight other properties in downtown Toronto are currently under development and are discussed in Section 4.2.2).

U.S. multi-family rental

Syndication of the U.S. multi-family rental portfolio

On March 31, 2021, the Company entered into a joint venture arrangement with two institutional investors, with Tricon retaining a 20% interest in the existing U.S. multi-family rental portfolio and the investors acquiring a combined 80% interest. **Following the syndication, effective April 1, 2021, the Company began reporting only on its 20% proportionate share of the U.S. multi-family rental operating results and, as a result, comparative results have been recast, where appropriate.**

Operating results overview

The Company's U.S. multi-family rental business delivered strong operational performance in the fourth quarter of 2021 supported by continued population and job growth in the U.S. Sun Belt, an ongoing economic recovery, as well as effective asset management and marketing efforts. Specifically, the portfolio achieved occupancy of 96.6%, blended rent growth of 13.5% and record-low turnover of 37.6%.

For the three months ended December 31, 2021, NOI increased by $0.7 million or 20.6% year-over-year to $3.9 million, attributable primarily to a $0.7 million or 13.0% increase in revenue buoyed by strong leasing demand and rent growth. This favorable revenue variance was explained by (i) a 3.0% year-over-year increase in average physical occupancy from 93.6% to 96.6%, (ii) a 7.1% year-over-year increase in average monthly rent per occupied unit ($1,303 in Q4 2021 vs. 1,217 in Q4 2020) and (iii) a $0.1 million decrease in concessions associated with improved leasing demand. Direct operating expenses remained stable at $2.3 million; while there were higher property management costs incurred from a competitive labor market and rising material prices, they were fully offset by recoveries from successful property tax appeals in the fourth quarter of 2021.

For the periods ended December 31 (in thousands of U.S. dollars, except average monthly rent which is in U.S. dollars)	Three months			Twelve months		
	2021	2020[1]	Variance	2021	2020[1]	Variance
Number of properties	23	23	–	23	23	–
Number of units	7,289	7,289	–	7,289	7,289	–
Occupancy	96.6%	93.6%	3.0%	95.9%	93.6%	2.3%
Annualized turnover rate	37.6%	46.5%	(8.9%)	44.5%	50.6%	(6.1%)
Average monthly rent	$ 1,303	$ 1,217	$ 86	$ 1,252	$ 1,232	$ 20
Average rent growth – renewal	10.7%	2.3%	8.4%	10.5%	4.7%	5.8%
Average rent growth – new move-in	17.6%	(5.6%)	23.2%	16.8%	(1.6%)	18.4%
Average rent growth – blended	13.5%	(1.8%)	15.3%	12.9%	1.6%	11.3%
Total revenue from rental properties	$ 6,235	$ 5,516	$ 719	$ 23,878	$ 22,265	$ 1,613
Total direct operating expenses[2]	2,319	2,268	51	9,612	9,178	434
Net operating income (NOI)[2],[3]	**$ 3,916**	**$ 3,248**	**$ 668**	**$ 14,266**	**$ 13,087**	**$ 1,179**
Net operating income (NOI) margin[2],[3]	**62.8%**	**58.9%**		**59.7%**	**58.8%**	

Note: Given that the unit count did not change from 2020 to 2021, this is also the "Same Property" portfolio.

(1) Results prior to the syndication of the U.S. multi-family portfolio have been recast to reflect Tricon's current 20% ownership in the portfolio to assist the reader with comparability.

(2) The Company elected to present its expenses related to indirect property management overhead activities as part of the corporate operating expenses effective January 1, 2021. The property management expenses above represent on-site property management personnel costs. Comparative periods have therefore been reclassified to conform with the current presentation.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

62 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.2.1 Multi-Family Rental

Canadian multi-family rental – The Selby

In the fourth quarter of 2021, The Selby's operating performance benefited from the stabilization of overall rental market conditions in downtown Toronto coupled with successful execution of targeted marketing and resident retention activities. The property achieved occupancy of 97.8% (a 10.8% year-over-year increase) as well as 5.6% blended rent growth, returning to positive levels for the first time since the onset of the pandemic as the need for rental concessions abated.

For the periods ended December 31 (in thousands of Canadian dollars, except average monthly rent which is in Canadian dollars, unless otherwise indicated)	Three months			Twelve months		
	2021	2020	Variance	2021	2020	Variance
Number of properties	1	1	–	1	1	–
Number of units	500	500	–	500	500	–
Occupancy	97.8%	87.0%	10.8%	90.6%	87.0%	3.6%
Annualized turnover rate	30.4%	41.6%	(11.2%)	34.0%	33.8%	0.2%
Average monthly rent[1]	$ 2,405	$ 2,648	$ (243)	$ 2,482	$ 2,663	$ (181)
Average rent growth – renewal	4.6%	1.3%	3.3%	(3.3%)	0.1%	(3.4%)
Average rent growth – new move-in	7.4%	(11.3%)	18.7%	(15.7%)	(6.3%)	(9.4%)
Average rent growth – blended	5.6%	(5.1%)	10.7%	(10.0%)	(2.2%)	(7.8%)
Total revenue from rental properties	$ 553	$ 516	$ 37	$ 2,015	$ 2,118	$ (103)
Total direct operating expenses	224	229	(5)	905	876	29
Net operating income (NOI)[2],[3]	**$ 329**	**$ 287**	**$ 42**	**$ 1,110**	**$ 1,242**	**$ (132)**
Net operating income (NOI) margin[2],[3]	**59.5%**	**55.6%**		**55.1%**	**58.6%**	
Net operating income (NOI)[2],[3]	**US$ 261**	**US$ 220**	**US$ 41**	**US$ 885**	**US$ 927**	**US$ (42)**

(1) Presented in Canadian dollars. Average monthly rent in Q4 2021 was $2,405, a $243 decrease from Q4 2020, reflecting higher amortization of concessions offered in the first half of 2021 in order to drive occupancy.

(2) All dollar amounts in this table represent Tricon's 15% share of the operating results.

(3) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

63 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.2.2 Residential Development

4.2.2 Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, (ii) built-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Canadian residential developments	$ 204,129	$ 128,116
U.S. residential developments	143,153	164,842
Net investments in residential developments	**$ 347,282**	**$ 292,958**
Net investments in residential developments as a % of total real estate assets	4%	5%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with eight projects totaling 3,977 units under construction or in pre-construction as at December 31, 2021. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to one of its multi-family development properties. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the residential development business segment to Tricon's multi-family rental business segment.

As at December 31, 2021, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $204.1 million. The following table summarizes the net assets by stage of development.

	December 31, 2021				December 31, 2020			
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations[1]	Tricon's share of net working capital and other items	Tricon's net assets[2]	Tricon's share of property value	Tricon's share of debt and lease obligations[1]	Tricon's share of net working capital and other items	Tricon's net assets[2]
Projects in pre-construction	$ 49,779	$ (32,489)	$ 708	$ 17,998	$ 15,232	$ (14,551)	$ 256	$ 937
Projects under construction	282,583	(128,206)	2,706	157,083	188,431	(103,976)	641	85,096
Stabilized commercial property[3]	39,401	(12,113)	1,755	29,043	36,719	(12,463)	1,647	25,903
Disposed project[4]	–	–	5	5	24,941	(8,814)	53	16,180
Total	**$ 371,763**	**$ (172,808)**	**$ 5,174**	**$ 204,129**	**$ 265,323**	**$ (139,804)**	**$ 2,597**	**$ 128,116**
Equity-accounted investments in Canadian residential developments	$ 238,513	$ (138,609)	$ (1,229)	$ 98,675	$ 155,305	$ (79,786)	$ (564)	$ 74,955
Canadian development properties, net of debt	133,250	(34,199)	6,403	105,454	110,018	(60,018)	3,161	53,161
Total	**$ 371,763**	**$ (172,808)**	**$ 5,174**	**$ 204,129**	**$ 265,323**	**$ (139,804)**	**$ 2,597**	**$ 128,116**

(1) Tricon's share of debt and lease obligations of $172,808 (December 31, 2020 – $139,804) consists of $135,906 of land and construction loans (net of deferred financing fees) and $36,902 of lease obligations under ground leases (December 31, 2020 – $105,473 and $34,331, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.
(4) The project was disposed of in the fourth quarter of 2021. On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term (see Section 3.1).

64 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.2.2 Residential Development

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 25, "Forward-looking statements".


2018
2019
2020
2021
2022
2023
2024
2025
2026
Q1 Q2 Q3 Q4
Projects under construction
The Taylor (57 Spadina)
286*
West Don Lands – Block 8
770*
The Ivy (8 Gloucester)
231*
West Don Lands – Block 10
237*
The James (Scrivener Square)
120*
West Don Lands – Blocks 3/4/7
855*
Projects in pre-construction
Queen & Ontario
824*
West Don Lands – Block 20
654*
Construction period
Initial occupancy

*Represents number of projected rental units for each development project.

Investments in U.S. residential developments

The Company's U.S. residential developments include the development of dedicated build-to-rent single-family communities and legacy investments in for-sale housing, including land development and homebuilding projects.

The build-to-rent strategy is currently being pursued within the existing THPAS JV-1 joint venture Investment Vehicle, which is capitalized with $450 million of equity commitments, including $50 million from Tricon and $400 million from an institutional investor. The THPAS JV-1 joint venture's build-to-rent portfolio currently consists of 1,355 units under development across eight communities in Texas and California. This investment represents $5.3 million of Tricon's $143.2 million total U.S. residential development investments at fair value.

The Company's legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $137.9 million of Tricon's $143.2 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.6% of the Company's total assets but are expected to generate approximately $275.1 million of net cash flow to Tricon, a majority of which will be over the next five years (see "Non-IFRS measures and forward-looking statements" on page 25). These assets generated $18.1 million of distributions to Tricon in the fourth quarter of 2021, including $3.3 million in performance fees, and $64.3 million in 2021, including $8.6 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date[1]	Tricon's fair value of investment	Projected distributions net of advances remaining[2]
Investments in U.S. residential developments	$ 526,772	$ 507,730	$ 143,153	$ 275,088

(1) Distributions include repayments of preferred return and capital.

(2) Projected distributions are based on current project plans which are subject to change. Distributions received in 2021 net of advances were largely consistent with previously disclosed projections, and the remaining projected distributions net of advances are not materially different from previously disclosed figures; however, the above figures have been adjusted to reflect new projects initiated in 2021. Refer to page 25, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Projected distributions net of advances remaining	$ 46,599	$ 135,158	$ 93,331	$ 275,088

65 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.3 Private Funds and Advisory

4.3 Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon's return on equity by earning asset management and other fees.

Performance overview

The following table provides details of revenue from private funds and advisory services for the three and twelve months ended December 31, 2021 and 2020, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Asset management fees[1]	$ 3,386	$ 2,815	$ 571	$ 12,719	$ 12,061	$ 658
Performance fees[2]	3,676	1,691	1,985	8,909	2,836	6,073
Development fees[3]	7,993	5,653	2,340	24,418	18,298	6,120
Property management fees[4]	2,623	180	2,443	4,647	895	3,752
Revenue from private funds and advisory services	**17,678**	**10,339**	**7,339**	**50,693**	**34,090**	**16,603**
Asset management fees[5]	$ 2,547	$ –	$ 2,547	$ 4,941	$ –	$ 4,941
Property management fees[5]	5,437	709	4,728	11,841	2,613	9,228
Other fees[5],[6]	–	–	–	989	–	989
Fees eliminated upon consolidation[5]	**7,984**	**709**	**7,275**	**17,771**	**2,613**	**15,158**
Total FFO[7] impact from fees	**$ 25,662**	**$ 11,048**	**$ 14,614**	**$ 68,464**	**$ 36,703**	**$ 31,761**

(1) Ranges typically from 0.5–2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors' capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3) Calculated as 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4–7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees, property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO.
(6) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.
(7) Non-IFRS measures; see "Non-IFRS measures" on page 25, Section 6 and Appendix A.

The following table provides the details of revenue from private funds and advisory services before inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Asset management fees	$ 5,933	$ 2,815	$ 3,118	$ 17,660	$ 12,061	$ 5,599
Performance fees	3,676	1,691	1,985	8,909	2,836	6,073
Development fees	7,993	5,653	2,340	24,418	18,298	6,120
Property management fees	8,060	889	7,171	16,488	3,508	12,980
Other fees[1]	–	–	–	989	–	989
Total FFO impact from fees	**$ 25,662**	**$ 11,048**	**$ 14,614**	**$ 68,464**	**$ 36,703**	**$ 31,761**

(1) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.

Asset management fees

Tricon manages $2.8 billion of fee-bearing capital across its business segments on which it earns asset management fee revenue. In the year ended December 31, 2021, fee-bearing capital increased by $1.6 billion compared to $1.2 billion as at December 31, 2020, primarily driven by the formation of the SFR JV-HD and SFR JV-2 joint ventures as well the syndication of the U.S. multi-family rental portfolio.

66 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

4.3 Private Funds and Advisory

Performance fees

Performance fee revenues in the fourth quarter were $3.7 million, an increase of $2.0 million compared to the same period in 2020, as the performance of Tricon's legacy for-sale housing investments continued to improve. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Estimated future performance fees[(1),(2)]	**$ 10,000**	**$ 81,000**	**$ 148,000**	**$ 239,000**

(1) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with the assumptions noted under the heading "Forward-looking statements" on page 25), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 25.

(2) The actual performance fee revenues for the current year exceeded previously disclosed projections by approximately $7 million. The Company had recorded a significant write-down of its investments in the for-sale housing business under the context of a precipitous drop in sales and uncertainty over the timing of future cash flows brought on by the COVID-19 pandemic in early 2020. Accordingly, the Company also made a downward adjustment to its estimated future performance fees in 2020. Despite these uncertainties brought on by the pandemic, the Company was able to recover some of its previously recognized losses owing to the acceleration in housing demand in the latter part of 2020 and into 2021, which has led to the variance. In addition, the Company revised its projection for the near-term estimated future performance fees by $3 million to reflect the continuing economic recovery trend and project-level performance improvement.

Development fees

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
The Johnson Companies ("Johnson")	$ 6,823	$ 4,833	$ 1,990	$ 18,653	$ 14,586	$ 4,067
Tricon Development Group ("TDG")	1,170	820	350	5,765	3,712	2,053
Development fees	**$ 7,993**	**$ 5,653**	**$ 2,340**	**$ 24,418**	**$ 18,298**	**$ 6,120**

Development fee revenues in the fourth quarter increased by $2.3 million, including $2.0 million from Johnson driven by strong lot sales in its communities and meaningfully higher lot prices; development fees from Canadian residential development projects also increased as several projects commenced development over the past year.

Property management fees

The Company earned $8.1 million in property management fees in the quarter through its rental operating platform, representing a $7.2 million increase from the comparative period, driven primarily by acquisition fees generated from the SFR JV-HD and SFR JV-2 joint ventures, as well as fees earned upon the internalization of property management functions of the U.S. multi-family rental portfolio in the third quarter of 2021.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to continually improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and twelve months ended December 31, 2021 and 2020:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Total FFO impact from fees (excluding performance fees)	$ 21,986	$ 9,357	$ 12,629	$ 58,566	$ 33,867	$ 24,699
Salaries and benefits	(13,412)	(9,682)	(3,730)	(43,630)	(34,501)	(9,129)
Cash-based AIP expense	(5,038)	(4,850)	(188)	(15,922)	(12,088)	(3,834)
Proportionate cash general and administration expense[(1)]	(12,379)	(7,794)	(4,585)	(36,147)	(31,254)	(4,893)
Recurring gross overhead expenses	(30,829)	(22,326)	(8,503)	(95,699)	(77,843)	(17,856)
Overhead expenses, net	**$ (8,843)**	**$ (12,969)**	**$ 4,126**	**$ (37,133)**	**$ (43,976)**	**$ 6,843**
Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	**71%**	**42%**	**29%**	**61%**	**44%**	**17%**

(1) See Appendix A for reconciliation to general and administrative expense per the Company's consolidated financial statements.

67 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage 5 Liquidity and Capital Resources 6 Operational Key Performance Indicators 7 Accounting Estimates and Policies, Controls and Procedures, and Risk Analysis 8 Historical Financial Information

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

5. LIQUIDITY AND CAPITAL RESOURCES

5.1 Financing strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon's financing strategy are:

- Using various forms of debt such as floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations.
- Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company's option.
- Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2 Liquidity

Tricon generates substantial liquidity through:

- Stable cash flow received from our single-family rental business.
- Cash distributions from operating cash flow generated by our multi-family rental businesses.
- Cash distributions from land, lot and home sales in our legacy for-sale housing business.
- Fee income from our PF&A business.
- Repatriation of capital extracted through refinancings.
- Cash distributions generated from the turnover of assets with shorter investment horizons.
- Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Contractual obligations

The following table presents the contractual maturities of the Company's financial liabilities at December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) December 31, 2021	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities					
Debt[1]	$ 254,805	$ 822,163	$ 2,439,432	$ 438,251	$ 3,954,651
Other liabilities	–	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	–	–	600,572	346,880	947,452
Derivative financial instruments	–	–	–	230,305	230,305
Due to Affiliate	–	–	–	300,000	300,000
Amounts payable and accrued liabilities	102,954	–	–	–	102,954
Resident security deposits	56,785	–	–	–	56,785
Dividends payable	15,821	–	–	–	15,821
Total	**$ 430,365**	**$ 830,701**	**$ 3,047,867**	**$ 1,333,783**	**$ 5,642,716**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at December 31, 2021, Tricon had a net working capital deficit of $178.9 million, reflecting current assets of $251.4 million, offset by current liabilities of $430.4 million. The working capital deficit is primarily due to the term loan of $220.2 million coming due in October 2022, for which the Company intends to negotiate an extension. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

69 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 70 2021 ANNUAL REPORT TRICON RESIDENTIAL 5.3 Capital resources Debt structure Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s consolidated financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 18 of the Company’s consolidated financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document. The Company provides financial guarantees for land loans and construction loans in its residential development business. As at December 31, 2021, the Company was in compliance with all of its financial covenants. Equity issuance and cancellations The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time. On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 per common share of the Company for gross proceeds of $166.7 million. Net proceeds from the offering were $161.8 million, which reflects $6.6 million of equity issuance costs incurred partially offset by $1.7 million of deferred tax recoveries. On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 2022 convertible debentures effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares of the Company. In total, the Company issued 16,449,980 common shares in connection with the conversion or redemption of the $172.4 million aggregate principal amount of the 2022 convertible debentures during 2021. Cash was also paid in lieu of any fractional shares that would otherwise have been issued on conversion or redemption. On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada. A total of 46,248,746 common shares were issued, for aggregate gross proceeds to the Company of $570.3 million. Net proceeds from the offering were $547.6 million, which reflects $30.2 million of equity issuance costs incurred partially offset by $7.5 million of deferred tax recoveries. As at December 31, 2021, there were 272,773,225 common shares issued by the Company, of which 272,176,046 were outstanding and 597,179 were reserved to settle restricted share awards in accordance with the Company’s Restricted Share Plan. In addition, the Company had 2,017,327 outstanding stock options and 2,847,575 outstanding deferred share units (DSUs). As at December 31, 2021, there was $300.0 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units issued by Tricon PIPE LLC (see Section 3.1). Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at December 31, 2021, this equated to 35,294,118 common shares of the Company. The following table summarizes the Company’s equity capital structure at December 31, 2021 and December 31, 2020: December 31, 2021 December 31, 2020 Variance Common shares outstanding 272,176,046 193,175,802 79,000,244 Restricted common shares 597,179 369,113 228,066 Number of basic common shares issued 272,773,225 193,544,915 79,228,310 Outstanding stock options 2,017,327 2,241,339 (224,012) Outstanding deferred share units (DSUs) 2,847,575 2,376,655 470,920 Exchangeable preferred units 35,294,118 35,294,118 – Convertible debentures units – 16,481,837 (16,481,837)

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 71 2021 ANNUAL REPORT TRICON RESIDENTIAL 6. OPERATIONAL KEY PERFORMANCE INDICATORS 6.1 Defined terms The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon’s proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon’s shareholders based on the Company’s ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners’ interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 25 and Appendix A. Single-family and multi-family rental • Net operating income (“NOI”) represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers. • Net operating income (“NOI”) margin represents net operating income as a percentage of total revenue from rental properties. • Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues. • Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios. • Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time. • Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods. • “Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold or homes that have been designated for sale. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2019, and those homes have been held in operations throughout the full periods presented in both 2020 and 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 72 2021 ANNUAL REPORT TRICON RESIDENTIAL Private Funds and Advisory • Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned. • Assets Under Management (“AUM”) includes balance sheet capital invested in the Company’s principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows: ASSETS UNDER MANAGEMENT Principal Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments Fair value of invested capital plus unfunded commitment Third-Party Assets Under Management Single-family rental, multi-family rental and Canadian residential developments Fair value of rental and development properties plus unfunded commitment U.S. residential developments For-sale housing Build-to-rent Outstanding invested equity and unfunded commitment Outstanding invested equity and project-level funded debt plus unfunded commitment Company operating performance Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations (“AFFO”) are metrics that management believes to be helpful in evaluating the Company’s operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business. • FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company’s definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon’s U.S. residential developments business which are intended to act as a proxy for cash generation. • Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items. • AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers. Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders. Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company’s ability to fund dividend payments using cash from operations. Net debt Net debt represents the Company’s total current and long-term debt per its consolidated financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company’s ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 73 2021 ANNUAL REPORT TRICON RESIDENTIAL 7. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS 7.1 Revenue and income recognition The following table summarizes the revenue earned from the Company’s business segments. TOTAL REVENUE Revenue Revenue from single-family rental properties • Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes. • Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes application fees, pet fees, smart home fees, other service fees, late fees and early termination fees. • Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. Revenue from private funds and advisory services • Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses. • Performance fees from Investment Vehicles. • Development management and advisory fees generated from residential development projects. • Property management fees from managing single-family rental homes and multi-family rental properties. Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income. In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 74 2021 ANNUAL REPORT TRICON RESIDENTIAL Revenue from private funds and advisory services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the United States and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15. Income from equity-accounted investments in multi-family rental properties and Canadian residential developments The Company recognizes income from equity-accounted investments in multi-family rental properties and Canadian residential developments under the equity method, as per IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The Company’s equity-accounted investments in multi-family rental properties and Canadian residential developments are initially recognized at cost, and adjusted thereafter to recognize the Company’s share of profit or loss of the investee in accordance with Tricon’s accounting policies, which are discussed in Note 3 to the consolidated financial statements. Income from investments in U.S. residential developments The Company’s investments in U.S residential developments meet the definition of associates and are accounted for under the equity method per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities. As a result, the Company’s investments in U.S. residential developments are measured at fair value, and income from investments in U.S. residential developments is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 75 2021 ANNUAL REPORT TRICON RESIDENTIAL 7.2 Accounting estimates and policies The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates. Transition to a rental housing company In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity Accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through profit or loss (“FVTPL”). Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries’ income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income. Concurrently, the Company’s investments in Canadian residential developments and U.S. residential developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. Accordingly, the Company reclassified the current- and prior-year period results and cash flows of the U.S. multi-family rental subsidiary as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”).

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Controlled subsidiary for the period between January 1, 2020 and March 30, 2021, and joint venture from March 31, 2021	Consolidation between January 1, 2020 and March 30, 2021, and equity method from March 31, 2021	Rental properties as at December 31, 2020 Equity-accounted investments in multi-family rental properties as at December 31, 2021	Net income (loss) from discontinued operations between January 1, 2020 and March 30, 2021 Income from equity-accounted investments in multi-family rental properties from March 31, 2021	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian residential developments					
The Shops of Summerhill	Joint operation for the period between January 1, 2020 and June 22, 2020, and controlled subsidiary from June 23, 2020	Proportionate consolidation between January 1, 2020 and June 22, 2020, and consolidation from June 23, 2020	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL – Block 8	Joint venture	Equity method			N/A
WDL – Block 20	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7	Joint venture	Equity method			N/A
WDL – Block 10	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt[2]	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
U.S. residential developments					
Build-to-rent	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
For-sale housing	Investments in associates	Equity method			N/A
Private Funds and Advisory					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On March 31, 2021, the Company sold an 80% ownership interest in its U.S. multi-family rental portfolio.

(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

76 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 77 2021 ANNUAL REPORT TRICON RESIDENTIAL Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6 of the consolidated financial statements. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent repeat-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in U.S. residential development associates are determined using the valuation methodologies described in Note 10 of the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32 of the consolidated financial statements. The LTIP and the performance fees liability require management to estimate future non-IFRS earnings measures, namely future performance fees relative to each Investment Vehicle. Future non-IFRS measures are estimated based on current projections, and are updated at least annually, taking into account actual performance since inception. Goodwill impairment Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset or CGU is impaired. The determination of the Company’s goodwill impairment involves management’s significant estimates and assumptions with respect to future cash flows, growth rates and discount rates of the underlying CGU. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ, depending on economic conditions and other events. Changes in any of these underlying assumptions could materially affect the assessment of the recoverable value of a CGU (refer to Note 13 of the consolidated financial statements). Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3 of the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 78 2021 ANNUAL REPORT TRICON RESIDENTIAL Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement. 7.3 Controls and procedures Pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings released by the Canadian Securities Administrators, the Company’s CEO and CFO have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting for the year ended December 31, 2021. The CEO and CFO did not identify any material weaknesses in the Company’s system of internal controls over financial reporting. During the year ended December 31, 2021, there were no changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future. Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision- making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 7.4 Transactions with related parties Senior management of the Company own units, directly or indirectly, in the various Tricon’s Investment Vehicles, as well as common shares of the Company. Refer to Note 34 in the consolidated financial statements for further details concerning the Company’s transactions with related parties, which information is incorporated herein by reference. 7.5 Dividends On March 1, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2022 to shareholders of record on March 31, 2022. For the three months ended December 31, 2021 and 2020, the Core FFO payout ratios were 35% and 26% and the AFFO payout ratios were 43% and 31%, respectively. The Core FFO and AFFO payout ratios are non-IFRS measures and their definitions, calculations and reconciliations are provided in Section 6 and Appendix A.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 79 2021 ANNUAL REPORT TRICON RESIDENTIAL 7.6 Compensation incentive plans The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”). Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan, Performance Share Unit Plan, Stock Option Plan and Restricted Share Plan, respectively. Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) a portion of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), payable in DSUs which vest in equal tranches over a three-year period. Amounts under the LTIP are allocated among employees in accordance with the plan. For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability. The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company's share of unrealized carried interest for each Investment Vehicle. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income. Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com. 7.7 Risk definition and management There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Annual Information Form contains a more detailed summary of risk factors pertaining to the Company and its business under the heading “Risk Factors”, which section is incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the AIF. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. The occurrence of any of the risks discussed herein or in the AIF could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the Company to make dividends or the value of its shares. Liquidity risk Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. If the Company were required to quickly liquidate its assets, there is a risk that it would realize sale proceeds less than the current book value of its real estate investments. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance. Indebtedness and rising interest rates The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 80 2021 ANNUAL REPORT TRICON RESIDENTIAL Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance. The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. Benchmark interest rate reform risk Regulators in the United Kingdom and elsewhere have recommended and are seeking to implement broad changes to benchmark interest rates, such as LIBOR. It is expected that a transition away from the widespread use of LIBOR and such other benchmark rates to alternative reference rates and other potential interest rate benchmark reforms will occur over the course of the next few years. For example, in July 2017, the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. On March 5, 2021, the administrator of LIBOR, ICE Benchmark Administration Limited, announced its intention to cease publishing two USD LIBOR settings immediately after publication on December 31, 2021, with the majority of the USD LIBOR settings to end immediately after publication on June 30, 2023. Although financial regulators and industry working groups have suggested alternative reference rates, such as European Interbank Offer Rate (“EURIBOR”), Sterling Overnight Interbank Average Rate (“SONIA”) and Secured Overnight Financing Rate (“SOFR”), global consensus on alternative rates is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear. As a result, there is near-term uncertainty about how the currently dominant benchmarks will be phased out, the speed at which modified or replacement benchmarks will take their place, the acceptance of such alternatives, and the ultimate effect any such changes may have on markets for financial instruments and the access to and cost of debt. Abandonment of or modifications to such benchmarks could have adverse impacts on the Company’s newly-issued financial instruments and existing financial instruments that reference such benchmarks. Uncertainty and risk also remain regarding the willingness and ability of issuers and lenders to include revised provisions in new and existing contracts or instruments. While some of the Company’s debt instruments may contemplate a scenario where LIBOR or another applicable benchmark is no longer available by providing for an alternative rate-setting methodology, not all of our instruments may have such provisions, and the impact of any such alternative methodologies is unclear. Abandonment of or modifications to LIBOR or another relevant benchmark could lead to market instability, and could adversely impact the pricing, liquidity, value or return of the Company’s debt instruments, affect the Company’s ability to meet its payment obligations thereunder, require extensive changes to documentation, result in disputes, or cause the Company to incur additional costs. Depending on these and several other factors, many of which are beyond the Company’s control, the Company’s business, financial condition and results of operations could be materially adversely impacted by any such market transition or reform of benchmark interest rates. It remains uncertain how such changes would be implemented and the effects such changes may have on the Company, its business, financial condition and results of operations, its investees and financial markets generally. The Company continues to actively monitor these potential changes and to include alternative rate-setting methodologies in its newly-issued debt instruments. Guarantees of project debt The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may impact its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the year ended December 31, 2021 81 2021 ANNUAL REPORT TRICON RESIDENTIAL Operational and credit risks On a strategic and selective basis, we and our for-sale housing investment vehicles provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including: the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; the developer may not be able to sell properties on favorable terms or at all; construction costs, total investment amounts and the Company’s or investment vehicle’s share of remaining funding may exceed our estimates; and projects may not be completed and delivered as planned. The Company endeavors to minimize operational losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed and improvements are implemented, if deemed necessary; however, they do not guarantee that the Company’s financial or operational results will not be negatively impacted. Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance. Capital commitment The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

8. HISTORICAL FINANCIAL INFORMATION

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 83,355	$ 75,704	$ 70,744	$ 66,172
Total revenue from continuing operations	141,049	124,949	119,034	107,404
Net income from continuing operations	126,977	201,886	146,322	41,904
Net loss from discontinued operations	–	–	–	(67,562)
Net income (loss)	126,977	201,886	146,322	(25,658)
Basic earnings per share from continuing operations	0.47	0.93	0.73	0.21
Basic loss per share from discontinued operations	–	–	–	(0.34)
Basic earnings (loss) per share	0.47	0.93	0.73	(0.13)
Diluted earnings per share from continuing operations	0.46	0.92	0.72	0.21
Diluted loss per share from discontinued operations	–	–	–	(0.35)
Diluted earnings (loss) per share	0.46	0.92	0.72	(0.14)

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Financial statement results				
Net operating income from single-family rental properties from continuing operations	$ 63,719	$ 62,753	$ 61,248	$ 58,020
Total revenue from continuing operations	104,739	101,545	99,302	95,486
Net income (loss) from continuing operations	75,808	53,197	30,165	(46,533)
Net income (loss) from discontinued operations	5,670	4,902	(12,824)	6,028
Net income (loss)	81,478	58,099	17,341	(40,505)
Basic earnings (loss) per share from continuing operations	0.38	0.27	0.16	(0.24)
Basic earnings (loss) per share from discontinued operations	0.03	0.03	(0.07)	0.03
Basic earnings (loss) per share	0.41	0.30	0.09	(0.21)
Diluted earnings (loss) per share from continuing operations	0.36	0.21	0.16	(0.24)
Diluted earnings (loss) per share from discontinued operations	0.03	0.02	(0.07)	0.03
Diluted earnings (loss) per share	0.39	0.23	0.09	(0.21)

Over the past couple of years, the Company's single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance in supply and demand has contributed to rising home prices and higher down payments required for homebuyers, which in turn has made homeownership less attainable for some families and increased demand for rental homes.

82 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

The following tables show selected IFRS measures for the past three years.

For the twelve months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	December 31, 2021	December 31, 2020	December 31, 2019
Financial statement results			
Total revenue[(1)]	$ 492,436	$ 401,072	$ 39,895
Net income	449,527	116,413	114,135
Basic earnings per share	2.03	0.58	0.65
Diluted earnings per share	2.00	0.58	0.63
Dividends per share[(2)]	$ 0.23	C$ 0.28	C$ 0.28

(1) For the year ended December 31, 2019, excludes investment income recognized under Investment Entity accounting.

(2) Prior to November 8, 2021, dividends were declared and paid in Canadian dollars. Dividends paid in Canadian dollars were translated to U.S dollars using the daily exchange rate on the applicable dividend record date.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020	December 31, 2019
Total assets	$ 9,148,617	$ 7,174,834	$ 2,302,289
Debt	3,917,433	4,137,506	470,553

The following factors have caused material changes to the Company's financial results over the past three years:

- Tricon's single-family rental portfolio grew by 39% from 21,014 homes as at December 31, 2019 to 29,149 homes as at December 31, 2021. The fair value of the single-family rental portfolio grew by 84% from $4.3 billion as at December 31, 2019 to $8.0 billion as at December 31, 2021.
- On June 11, 2019, the Company completed the acquisition of Starlight U.S. Multi-Family (No. 5) Core Fund (the "U.S. multi-family rental portfolio"), thus establishing a new U.S. multi-family platform for Tricon. The acquisition of the portfolio, which consists of 23 properties totaling 7,289 units in 13 major markets, increased the value of Tricon's rental portfolio by $1.3 billion and contributed $111.2 million of rental revenue for the year ended December 31, 2020.
- In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10. As a result, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries' assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10.
- On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors for net cash consideration of $431.6 million, and recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. As a result, the Company recognized a loss of $84.4 million for the three months ended March 31, 2021, which includes $79.1 million related to derecognition of goodwill related to the portfolio. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.
- On May 10, 2021, the Company announced a new joint venture ("SFR JV-HD") with two leading institutional investors to acquire up to 5,000 newly built single-family rental homes from national and regional homebuilders. The joint venture has committed capital of up to $450 million, for a total purchasing potential of up to $1.5 billion including associated leverage. On July 19, 2021, the Company announced another new joint venture ("SFR JV-2") with three institutional investors to acquire over 18,000 existing single-family rental homes targeting the middle-market demographic in the U.S. Sun Belt. The joint venture has committed capital of up to $1.55 billion, for a total purchasing potential of up to $5 billion including associated leverage. Since the launch of the joint ventures, the Company's single-family rental portfolio has grown by approximately 4,400 homes or $1.4 billion in value.
- On October 7, 2021, the Company's common shares were listed for trading on the New York Stock Exchange. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of $570.3 million, and net proceeds of $547.6 million after taking into account underwriters' fees and other equity issuance costs partially offset by deferred tax recoveries.

83 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Our ESG Strategy Tricon Vantage A Appendix A - Reconciliations

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

APPENDIX A – RECONCILIATIONS

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 25 for discussion of non-IFRS measures).

Reconciliation of net income to FFO, CORE FFO and AFFO

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Net income from continuing operations attributable to Tricon's shareholders	**$ 125,122**	**$ 74,008**	**$ 51,114**	**$ 512,817**	**$ 109,546**	**$ 403,271**
Fair value gain on rental properties	(261,676)	(106,995)	(154,681)	(990,575)	(220,849)	(769,726)
Fair value gain on Canadian development properties	(10,098)	–	(10,098)	(10,098)	–	(10,098)
Fair value loss on derivative financial instruments and other liabilities	72,783	16,418	56,365	220,177	7,461	212,716
Loss from investments in U.S. residential developments	–	–	–	–	79,579	(79,579)
Limited partners' share of FFO adjustments	41,720	12,204	29,516	171,498	30,388	141,110
FFO attributable to Tricon's shareholders	**$ (32,149)**	**$ (4,365)**	**$ (27,784)**	**$ (96,181)**	**$ 6,125**	**$ (102,306)**
Core FFO from U.S. and Canadian multi-family rental	$ 2,318	$ 7,199	$ (4,881)	$ 13,805	$ 27,977	$ (14,172)
Income from equity-accounted investments in multi-family rental properties	(33,961)	(427)	(33,534)	(75,333)	(746)	(74,587)
Income from equity-accounted investments in Canadian residential developments	(10,085)	(8,293)	(1,792)	(8,200)	(13,378)	5,178
Deferred tax expense	53,507	32,188	21,319	234,483	41,824	192,659
Current tax impact on sale of U.S. multi-family rental portfolio	–	–	–	(44,502)	–	(44,502)
Interest on convertible debentures	–	2,506	(2,506)	6,732	9,927	(3,195)
Interest on Due to Affiliate	4,312	4,312	–	17,250	5,654	11,596
Amortization of deferred financing costs, discounts and lease obligations	3,917	3,730	187	16,571	10,922	5,649
Equity-based, non-cash and non-recurring compensation(1),(2)	56,050	2,222	53,828	66,262	8,719	57,543
Other adjustments(3)	1,721	2,358	(637)	21,134	16,193	4,941
Core FFO attributable to Tricon's shareholders	**$ 45,630**	**$ 41,430**	**$ 4,200**	**$ 152,021**	**$ 113,217**	**$ 38,804**
Recurring capital expenditures(4)	(9,082)	(7,445)	(1,637)	(30,427)	(27,875)	(2,552)
AFFO attributable to Tricon's shareholders	**$ 36,548**	**$ 33,985**	**$ 2,563**	**$ 121,594**	**$ 85,342**	**$ 36,252**
Core FFO payout ratio(5)	**35%**	**26%**	**9%**	**33%**	**35%**	**(2%)**
AFFO payout ratio(5)	**43%**	**31%**	**12%**	**42%**	**47%**	**(5%)**
Weighted average shares outstanding – diluted	**306,247,538**	**247,739,665**	**58,507,873**	**268,562,442**	**223,849,152**	**44,713,290**

(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. For the three and twelve months ended December 31, 2021, the Company paid $196 of performance fees (2020 – nil), which is netted from the adjustment for equity-based, non-cash and non-recurring compensation.

(2) Performance share unit (PSU) expense of $1,520 and $3,633 for the three and twelve months ended December 31, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,520 and $3,633 increase in Core FFO and AFFO for the three and twelve months ended December 31, 2020, respectively.

(3) Includes the following adjustments:

For the periods ended December 31	Three months			Twelve months		
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance
Transaction costs	$ 3,830	$ 1,986	$ 1,844	$ 13,260	$ 11,607	$ 1,653
Loss on debt extinguishment	–	–	–	3,497	–	3,497
Amortization and depreciation expense	2,818	2,608	210	12,129	10,826	1,303
Realized and unrealized foreign exchange loss (gain)	407	(948)	1,355	2,934	170	2,764
Lease payments on right-of-use assets	(643)	(569)	(74)	(2,466)	(2,415)	(51)
Core FFO adjustments to income from investments in U.S. residential developments	401	1,252	(851)	827	993	(166)
Non-controlling interest's share of Core FFO adjustments	(219)	512	(731)	(1,056)	(651)	(405)
Other non-recurring adjustments	(3,459)	(1,774)	(1,685)	(3,459)	(1,774)	(1,685)
Limited partners' share of Core FFO adjustments	(1,414)	(709)	(705)	(4,532)	(2,563)	(1,969)
Total other adjustments	**$ 1,721**	**$ 2,358**	**$ (637)**	**$ 21,134**	**$ 16,193**	**$ 4,941**

(4) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

(5) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

85 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Reconciliation of recurring single-family rental proportionate capital expenditures to consolidated portfolio capital expenditures by period

(in thousands of U.S. dollars)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Recurring capital expenditures, proportionate total portfolio (A)	$ 8,259	$ 6,750	$ 6,950	$ 5,303	$ 5,550	$ 6,392	$ 4,958	$ 5,562
Up-front renovation and value-enhancing capital expenditures, proportionate total portfolio	$ 24,915	$ 26,189	$ 19,359	$ 15,983	$ 15,517	$ 8,545	$ 8,680	$ 11,665
Total capital expenditures, proportionate total portfolio	$ 33,174	$ 32,939	$ 26,309	$ 21,286	$ 21,067	$ 14,937	$ 13,638	$ 17,227
Limited partners' share of capital expenditures[1]	39,516	$ 19,629	$ 12,746	$ 10,973	$ 10,753	$ 4,063	$ 3,696	$ 8,187
Total capital expenditures by period	**$ 72,690**	**$ 52,568**	**$ 39,055**	**$ 32,259**	**$ 31,820**	**$ 19,000**	**$ 17,334**	**$ 25,414**

(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

Reconciliation of single-family rental total portfolio recurring capital expenditures to recurring capital expenditures in AFFO

(in thousands of U.S. dollars)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Recurring capital expenditures, single-family rental proportionate total portfolio (A)	$ 8,259	$ 6,750	$ 6,950	$ 5,303	$ 5,550	$ 6,392	$ 4,958	$ 5,562
Recurring capital expenditures from adjacent residential businesses	823	390	550	1,402	1,895	1,512	925	1,081
Recurring capital expenditures in AFFO	**$ 9,082**	**$ 7,140**	**$ 7,500**	**$ 6,705**	**$ 7,445**	**$ 7,904**	**$ 5,883**	**$ 6,643**

Reconciliation of quarterly consolidated capital expenditures to consolidated single-family rental properties

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 4,990,542	$ 4,337,681
Acquisitions	1,835,235	356,514
Total capital expenditures by period		
Q1	32,259	25,414
Q2	39,055	17,334
Q3	52,568	19,000
Q4	72,690	31,820
Total capital expenditures	196,572	93,568
Fair value adjustments	990,575	220,849
Dispositions	(34,528)	(18,070)
Single-family rental properties balance per the financial statements, end of year	**$ 7,978,396**	**$ 4,990,542**

Reconciliation of single-family rental total and same home NOI

For the periods ended December 31	Three months		Twelve months	
(in thousands of U.S. dollars)	2021	2020	2021	2020
Net operating income (NOI), proportionate same home portfolio	$ 50,602	$ 45,881	$ 194,292	$ 181,176
Net operating income (NOI), proportionate non-same home portfolio	8,752	4,595	27,363	16,352
Net operating income (NOI), proportionate total portfolio	59,354	50,476	221,655	197,528
Limited partners' share of NOI[1]	24,001	13,243	74,320	48,212
Net operating income from single-family rental properties per financial statements	**$ 83,355**	**$ 63,719**	**$ 295,975**	**$ 245,740**

(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

86 2021 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS
for the year ended December 31, 2021

Reconciliation of U.S. multi-family rental NOI

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2021	Three months 2020	Twelve months 2021	Twelve months 2020
Net operating income (NOI), proportionate portfolio	$ 3,916	$ –	$ 14,266	$ –
Less: net operating income (NOI) in discontinued operations	–	–	(3,245)	–
Interest expense, proportionate portfolio	(1,388)	–	(4,150)	–
Other expenses, proportionate portfolio	(426)	–	(2,005)	–
Fair value gain on multi-family rental properties, proportionate portfolio	29,782	–	68,212	–
Income from equity-accounted investments in U.S. multi-family rental properties per financial statements[1]	**$ 31,884**	**$ –**	**$ 73,078**	**$ –**
Net operating income (NOI), proportionate portfolio[2]	$ –	$ 3,248	$ 3,245	$ 13,087
Net operating income (NOI), IFRS reconciliation[2]	–	12,985	12,979	52,351
Interest expense	–	(8,077)	(7,845)	(33,464)
Other expenses	–	(1,546)	(1,176)	(7,067)
Fair value loss on multi-family rental properties	–	–	–	(22,535)
Loss on sale[1]	–	–	**(84,427)**	–
Net income (loss) from discontinued operations before income taxes per financial statements[1]	**$ –**	**$ 6,610**	**$ (77,224)**	**$ 2,372**

(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date. The loss on sale was mainly attributable to the derecognition of goodwill as described in Section 3.1.

(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. Of the total balance, only 20% is presented in the comparative NOI in Section 4.2 to assist the reader with comparability.

Reconciliation of Canadian multi-family rental NOI

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2021	Three months 2020	Twelve months 2021	Twelve months 2020
Net operating income (NOI), proportionate portfolio	$ 261	$ 220	$ 885	$ 927
Other (expenses) income, proportionate portfolio[1]	(268)	207	(714)	(181)
Fair value gain on multi-family rental property, proportionate portfolio	2,084	–	2,084	–
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	**$ 2,077**	**$ 427**	**$ 2,255**	**$ 746**

(1) Other income for the three months ended December 31, 2020 includes insurance proceeds related to water damage in a prior period.

Reconciliation of proportionate cash general and administration expenses

For the periods ended December 31 (in thousands of U.S. dollars)	Three months 2021	Three months 2020	Three months Variance	Twelve months 2021	Twelve months 2020	Twelve months Variance
Proportionate cash general and administration expense	$ 12,379	$ 7,794	$ 4,585	$ 36,147	$ 31,254	$ 4,893
Less: cash lease payments	(643)	(569)	(74)	(2,466)	(2,415)	(51)
Proportionate general and administration expense	$ 11,736	$ 7,225	$ 4,511	$ 33,681	$ 28,839	$ 4,842
Limited partners' share of general and administration expenses	2,829	1,417	1,412	7,739	5,396	2,343
General and administration expense per financial statements	**$ 14,565**	**$ 8,642**	**$ 5,923**	**$ 41,420**	**$ 34,235**	**$ 7,185**

Total assets under management

(in thousands of U.S. dollars)	December 31, 2021 Balance	December 31, 2021 % of total AUM	December 31, 2020 Balance	December 31, 2020 % of total AUM
Third-party AUM	$ 6,816,668	49.6%	$ 2,850,004	32.2%
Principal AUM	6,919,664	50.4%	5,997,489	67.8%
Total AUM	**$ 13,736,332**	**100.0%**	**$ 8,847,493**	**100.0%**

(1) The Company changed its definition of AUM in the current year in order to better align with the fair value of the assets comprising a portion of the AUM (refer to Section 6). The AUM in the comparative period has been recast to conform with the current period presentation. This change resulted in increases of $296,646 and $95,917 in third-party AUM and principal AUM, respectively, for a total increase of $392,563 in the total AUM as at December 31, 2020.

87 2021 ANNUAL REPORT TRICON RESIDENTIAL

Letter to Shareholders Who We Are Performance Highlights MD&A Consolidated Financial Statements Corporate Information Leadership Consolidated Financial Statements For the Year Ended December 31, 2021 Our ESG Strategy Tricon Vantage

89 2021 ANNUAL REPORT TRICON RESIDENTIAL PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Tricon Residential Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Tricon Residential Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

90 2021 ANNUAL REPORT TRICON RESIDENTIAL Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of rental properties As described in Notes 3, 4 and 6 to the consolidated financial statements, the Company had $7,978 million of rental properties as of December 31, 2021. Rental properties are recorded at fair value based on a combination of Broker Price Opinion (BPO) and Home Price Index (HPI) methodologies (the valuation techniques). BPOs are quoted by qualified independent brokers. The brokers value each property based on recent comparable sales and active comparable listings in the area. HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO as well as homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using real estate information databases compiled from public records. The quarterly HPI change (growth rate) is then applied to the previously recorded fair value of the rental homes. The valuation techniques used to determine the fair value of rental properties involve key assumptions that require significant judgment and estimation by management related to comparable sales and active comparable listings in the area used in the BPO and the HPI growth rate. The principal considerations for our determination that performing procedures relating to valuation of rental properties is a critical audit matter are the significant judgment by management to determine the fair value, which included key assumptions related to comparable sales and active listings in the area used in the BPO and the HPI growth rate. This has resulted in a high degree of subjectivity, auditor judgment and effort in performing procedures and evaluating management's key assumptions. The audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the fair value of the rental properties and evaluating the sufficiency of the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the growth rate within the HPI assumption. Testing management’s process included (i) evaluating the appropriateness of the valuation techniques used by management to determine the fair value of rental properties, (ii) testing the completeness and accuracy of underlying data to which the valuation techniques are applied, (iii) the involvement of professionals with specialized skill and knowledge to further assist in assessing the appropriateness of management’s valuation techniques and evaluating the reasonableness of management’s assumption related to recent comparable sales and active listings in the area used in the BPO by benchmarking them to market data, and (iv) the involvement

91 2021 ANNUAL REPORT TRICON RESIDENTIAL of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s assumption related to the HPI growth rate by recalculating the HPI growth rate using an independent source. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada March 1, 2022 We have served as the Company's auditor since 2010.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS			
Non-current assets			
Rental properties	6	$ 7,978,396	$ 6,321,918
Equity-accounted investments in multi-family rental properties	7	199,285	19,913
Equity-accounted investments in Canadian residential developments	8	98,675	74,955
Canadian development properties	9	133,250	110,018
Investments in U.S. residential developments	10	143,153	164,842
Restricted cash		123,329	116,302
Goodwill	13	29,726	108,838
Deferred income tax assets	14	96,945	102,444
Intangible assets	24	9,324	12,363
Other assets	25	84,749	47,990
Derivative financial instruments	21	363	841
Total non-current assets		**8,897,195**	**7,080,424**
Current assets			
Cash		176,894	55,158
Amounts receivable	17	41,582	25,593
Prepaid expenses and deposits		32,946	13,659
Total current assets		**251,422**	**94,410**
Total assets		**$ 9,148,617**	**$ 7,174,834**
LIABILITIES			
Non-current liabilities			
Long-term debt	18	$ 3,662,628	$ 3,863,316
Convertible debentures	19	–	165,956
Due to Affiliate	20	256,362	251,647
Derivative financial instruments	21	230,305	45,494
Deferred income tax liabilities	14	461,689	298,071
Limited partners' interests in single-family rental business	26	947,452	356,305
Long-term incentive plan	31	21,431	11,688
Performance fees liability	32	48,358	6,242
Other liabilities	27	28,958	4,599
Total non-current liabilities		**5,657,183**	**5,003,318**
Current liabilities			
Amounts payable and accrued liabilities	12	102,954	98,290
Resident security deposits		56,785	45,157
Dividends payable	28	15,821	10,641
Current portion of long-term debt	18	254,805	274,190
Total current liabilities		**430,365**	**428,278**
Total liabilities		**6,087,548**	**5,431,596**
Equity			
Share capital	29	2,114,783	1,192,963
Contributed surplus		22,790	19,738
Cumulative translation adjustment		22,842	23,395
Retained earnings		893,379	499,000
Total shareholders' equity		3,053,794	1,735,096
Non-controlling interest		7,275	8,142
Total equity		**3,061,069**	**1,743,238**
Total liabilities and equity		**$ 9,148,617**	**$ 7,174,834**

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

David Berman   Michael Knowlton

92 **2021 ANNUAL REPORT** TRICON RESIDENTIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)

For the years ended	Notes	December 31, 2021	December 31, 2020[1]
Revenue from single-family rental properties	15	**$ 441,743**	**$ 366,982**
Direct operating expenses	23	(145,768)	(121,242)
Net operating income from single-family rental properties		295,975	245,740
Revenue from private funds and advisory services	16	**$ 50,693**	**$ 34,090**
Income from equity-accounted investments in multi-family rental properties	7	75,333	746
Income from equity-accounted investments in Canadian residential developments	8	8,200	13,378
Other income	9	4,786	2,565
Income (loss) from investments in U.S. residential developments	10	31,726	(61,776)
Compensation expense	31	(89,951)	(52,095)
Performance fees expense	32	(42,272)	(1,055)
General and administration expense		(41,420)	(34,235)
Loss on debt extinguishment	19	(3,497)	–
Transaction costs		(13,260)	(11,607)
Interest expense	22	(147,680)	(137,146)
Fair value gain on rental properties	6	990,575	220,849
Fair value gain on Canadian development properties	9	10,098	–
Fair value loss on derivative financial instruments and other liabilities	21	(220,177)	(7,461)
Amortization and depreciation expense	24, 25	(12,129)	(10,826)
Realized and unrealized foreign exchange loss		(2,934)	(170)
Net change in fair value of limited partners' interests in single-family rental business	26	(185,921)	(50,581)
		361,477	(129,414)
Income before income taxes from continuing operations		**$ 708,145**	**$ 150,416**
Income tax recovery – current	14	43,427	4,045
Income tax expense – deferred	14	(234,483)	(41,824)
Net income from continuing operations		**$ 517,089**	**$ 112,637**
(Loss) income before income taxes from discontinued operations	5	(77,224)	2,372
Income tax (expense) recovery – current	5	(46,502)	5
Income tax recovery – deferred	5	56,164	1,399
Net (loss) income from discontinued operations		**(67,562)**	**3,776**
Net income		**$ 449,527**	**$ 116,413**
Attributable to:			
Shareholders of Tricon		445,255	113,322
Non-controlling interest		4,272	3,091
Net income		**$ 449,527**	**$ 116,413**
Other comprehensive income			
Items that will be reclassified subsequently to net income			
Cumulative translation reserve		(553)	3,999
Comprehensive income for the year		**$ 448,974**	**$ 120,412**
Attributable to:			
Shareholders of Tricon		444,702	117,321
Non-controlling interest		4,272	3,091
Comprehensive income for the year		**$ 448,974**	**$ 120,412**
Basic earnings per share attributable to shareholders of Tricon			
Continuing operations	30	2.34	0.56
Discontinued operations	30	(0.31)	0.02
Basic earnings per share attributable to shareholders of Tricon		**$ 2.03**	**$ 0.58**
Diluted earnings per share attributable to shareholders of Tricon			
Continuing operations	30	2.31	0.56
Discontinued operations	30	(0.31)	0.02
Diluted earnings per share attributable to shareholders of Tricon		**$ 2.00**	**$ 0.58**
Weighted average shares outstanding – basic	30	**219,834,130**	**194,627,127**
Weighted average shares outstanding – diluted	30	**222,118,737**	**195,795,473**

(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

93 **2021 ANNUAL REPORT** TRICON RESIDENTIAL

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars)

	Notes	Share capital	Share capital reserve	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non-controlling interest	Total
Balance at January 1, 2021		**$ 1,192,963**	**$ –**	**$ 19,738**	**$ 23,395**	**$ 499,000**	**$ 1,735,096**	**$ 8,142**	**$ 1,743,238**
Net income		–	–	–	–	445,255	445,255	4,272	449,527
Bought deal offering	29	161,842	–	–	–	–	161,842	–	161,842
Debentures conversion	29	206,798	–	–	–	–	206,798	–	206,798
U.S initial public offering and private placement	29	547,605	–	–	–	–	547,605	–	547,605
Cumulative translation reserve		–	–	–	(553)	–	(553)	–	(553)
Distributions to non-controlling interest		–	–	–	–	–	–	(5,139)	(5,139)
Dividends/Dividend reinvestment plan	28	5,674	–	–	–	(50,876)	(45,202)	–	(45,202)
Stock-based compensation	31	2,957	–	3,052	–	–	6,009	–	6,009
Shares reserved for restricted share awards	31	(3,056)	–	–	–	–	(3,056)	–	(3,056)
Balance at December 31, 2021		**$ 2,114,783**	**$ –**	**$ 22,790**	**$ 22,842**	**$ 893,379**	**$ 3,053,794**	**$ 7,275**	**$ 3,061,069**
Balance at January 1, 2020		**$ 1,201,061**	**$ (13,057)**	**$ 20,223**	**$ 19,396**	**$ 425,515**	**$ 1,653,138**	**$ 8,044**	**$ 1,661,182**
Net income		–	–	–	–	113,322	113,322	3,091	116,413
Shares repurchased under put rights on common shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund		(14,922)	13,057	–	–	–	(1,865)	–	(1,865)
Cumulative translation reserve		–	–	–	3,999	–	3,999	–	3,999
Distributions to non-controlling interest		–	–	–	–	–	–	(2,993)	(2,993)
Dividends/Dividend reinvestment plan	28	4,388	–	–	–	(40,192)	(35,804)	–	(35,804)
Stock-based compensation	31	2,977	–	(485)	–	355	2,847	–	2,847
Shares reserved for restricted share awards	31	(541)	–	–	–	–	(541)	–	(541)
Balance at December 31, 2020		**$ 1,192,963**	**$ –**	**$ 19,738**	**$ 23,395**	**$ 499,000**	**$ 1,735,096**	**$ 8,142**	**$ 1,743,238**

The accompanying notes are an integral part of these consolidated financial statements.

94 2021 ANNUAL REPORT TRICON RESIDENTIAL

95 2021 ANNUAL REPORT TRICON RESIDENTIAL CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars) For the years ended Notes December 31, 2021 December 31, 2020 CASH PROVIDED BY (USED IN) Operating activities Net income $ 449,527 $ 116,413 Net loss (income) from discontinued operations 5 67,562 (3,776) Adjustments for non-cash items 37 (359,411) (39,880) Cash paid for AIP, LTIP and performance fees 31, 32 (24,996) (17,018) Distributions to non-controlling interests (5,139) (2,993) Advances made to investments 7, 8, 10 (37,248) (7,702) Distributions received from investments 7, 8, 10 74,944 78,378 Changes in non-cash working capital items 37 (48,874) (3,321) Net cash provided by operating activities from continuing operations 116,365 120,101 Net cash (used in) provided by operating activities from discontinued operations 5 (2,593) 22,912 Net cash provided by operating activities $ 113,772 $ 143,013 Investing activities Cash acquired in deemed acquisitions – 19,662 Acquisition of remaining interest of Canadian development properties – (7,643) Acquisition of rental properties 6 (1,835,235) (356,514) Capital additions to rental properties 6 (196,572) (93,568) Disposition of rental properties 6 34,528 18,070 Additions to fixed assets and other non-current assets 9, 25 (32,875) (12,993) Net cash used in investing activities from continuing operations (2,030,154) (432,986) Net cash provided by (used in) investing activities from discontinued operations 5 421,774 (6,562) Net cash used in investing activities $ (1,608,380) $ (439,548) Financing activities Lease payments 27, 38 (2,466) (2,415) Issuance (repurchase) of common shares – net of issuance costs 29 700,274 (14,922) Proceeds from corporate borrowing 38 239,212 163,500 Repayments of corporate borrowing 38 (262,335) (434,775) Proceeds from rental and development properties borrowing 38 2,228,218 1,361,458 Repayments of rental and development properties borrowing 38 (1,523,625) (963,979) Proceeds from Due to Affiliate 38 – 287,798 Dividends paid 28 (40,022) (35,637) Change in restricted cash (25,295) (30,515) Contributions from limited partners 26 479,142 66,112 Distributions to limited partners 26 (73,916) (46,162) Net cash provided by financing activities from continuing operations 1,719,187 350,463 Net cash used in financing activities from discontinued operations 5 (102,849) (7,705) Net cash provided by financing activities $ 1,616,338 $ 342,758 Effect of foreign exchange rate difference on cash 6 27 Change in cash during the year 121,736 46,250 Cash – beginning of year 55,158 8,908 Cash – end of year $ 176,894 $ 55,158 Supplementary information Cash paid on Income taxes $ 736 $ 226 Interest $ 146,102 $ 155,053 The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 96 2021 ANNUAL REPORT TRICON RESIDENTIAL 1. NATURE OF BUSINESS Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 29,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses. Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange. These consolidated financial statements were approved for issue on March 1, 2022 by the Board of Directors of Tricon. 2. BASIS OF PRESENTATION Preparation of consolidated financial statements The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4. These consolidated financial statements have been prepared under the historical cost convention, except for: (i) Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (ii) Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income; (iii) Investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures (“IAS 28”); (iv) Derivative financial instruments, which are recorded at fair value through profit or loss; and (v) Limited partners’ interests, which are recorded at fair value through profit or loss. On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company’s interest in that subsidiary. Accordingly, the Company reclassified the current- and prior-year period results and cash flows of the U.S. multi-family rental subsidiary as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) (Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION		
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental					
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation			
SFR JV-2	Controlled subsidiary	Consolidation			
Multi-Family Rental					
U.S. multi-family[1]	Controlled subsidiary for the period between January 1, 2020 and March 30, 2021, and joint venture from March 31, 2021	Consolidation between January 1, 2020 and March 30, 2021, and equity method from March 31, 2021	Rental properties as at December 31, 2020 Equity-accounted investments in multi-family rental properties as at December 31, 2021	Net income (loss) from discontinued operations between January 1, 2020 and March 30, 2021 Income from equity-accounted investments in multi-family rental properties from March 31, 2021	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian residential developments					
The Shops of Summerhill	Joint operation for the period between January 1, 2020 and June 22, 2020, and controlled subsidiary from June 23, 2020	Proportionate consolidation between January 1, 2020 and June 22, 2020, and consolidation from June 23, 2020	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL – Block 8	Joint venture	Equity method			N/A
WDL – Block 20	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7	Joint venture	Equity method			N/A
WDL – Block 10	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt[2]	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
U.S. residential developments					
Build-to-rent	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
For-sale housing	Investments in associates	Equity method			N/A
Private Funds and Advisory					
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

(1) On March 31, 2021, the Company sold an 80% ownership interest in its U.S. multi-family rental portfolio (Note 5).

(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

97 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify property management overhead(1)	Presentation change of asset management fees(2)	Reclassify U.S. multi-family rental to discontinued operations(3)	Reclassify other income(4)	Reclassify performance fees expense(5)	As adjusted
For the year ended December 31, 2020							
Other income and expenses	$ (1,399)	$ –	$ 3,173	$ –	$ 791	$ –	$ 2,565
Other income from Canadian development properties	791	–	–	–	(791)	–	–
Property management overhead	(22,654)	22,654	–	–	–	–	–
Compensation expense	(40,100)	(13,050)	–	–	–	1,055	(52,095)
Performance fees expense	–	–	–	–	–	(1,055)	(1,055)
General and administration expense	(23,569)	(9,604)	(3,173)	2,111	–	–	(34,235)

(1) Overhead expense in relation to Tricon's property management platform has been reclassified to compensation expense and general and administration expense to conform with IAS 1.

(2) Other expenses that previously were netted against other income have been reclassified to general and administration expense to conform with IAS 1.

(3) The current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC have been presented as discontinued operations, and therefore, separated from the Company's continuing operations in accordance with IFRS 5 (Note 5).

(4) Other income from Canadian development properties has now been combined with other income and expense in accordance with guidance on materiality and aggregation per IAS 1, *Presentation of Financial Statements*.

(5) The interests of participating senior management in equity interests in certain Investment Vehicles have been reclassified from compensation expense to conform with the current period presentation (Notes 3 and 32).

(in thousands of U.S. dollars)	As previously reported	Reclassify investment in 592 Sherbourne LP(1)	As adjusted
As at December 31, 2020			
Equity-accounted investments in multi-family rental properties	$ –	$ 19,913	$ 19,913
Equity-accounted investments in Canadian residential developments	94,868	(19,913)	74,955

(1) The property held by 592 Sherbourne LP was substantially completed and approached stabilization on January 1, 2020 and therefore was reclassified from a residential development to a multi-family rental property.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. All intra-group balances and transactions are fully eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the "single-family rental" business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties"). The single-family rental business was previously held through Tricon SF Home Rental ULC until the Company reorganized and simplified its legal structure in May 2020.

98 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11, *Joint Arrangements* ("IFRS 11") while joint ventures apply the equity method in accordance with IAS 28.

Joint operations – proportionate consolidation

A joint operation is a joint arrangement under which the investors involved have joint control and usually results from the investors holding direct interests in the assets and liabilities of an investee (without establishing a separate legal entity). During 2020, the Company had interests in one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto that were accounted for as joint operations. On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively, and as a result, the Company began to consolidate these subsidiaries on a prospective basis (Note 9).

Joint ventures – equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

Interests in associates – equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties and investments in Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %[1]
Associates					
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
Joint ventures					
WDL 3/4/7 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP	Limited Partnership	Canada	Canada	33%	33%
6–8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Labatt Village Holding LP	Limited Partnership	Canada	Canada	38%	50%
Tricon US Multi-Family REIT LLC	Limited Liability Corporation	USA	USA	20%	50%

(1) In respect of major decisions only.

The Company's investments in U.S residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities.

Under IFRS 10, *Consolidated Financial Statements* ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

99 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %[1]	Dissolution date	Remaining extension period (years)
Associates							
Tricon Housing Partners US LP[2]	Limited Partnership	USA	USA	68%	68%	7/1/2022	–
Tricon Housing Partners US Syndicated Pool I LP	Limited Partnership	USA	USA	20%	50%	6/7/2022	2
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%	50%	3/2/2024	2
Tricon Housing Partners US II LP[2],[3]	Limited Partnership	USA	USA	8%	> 50%	11/30/2021	2
Tricon Housing Partners Canada III LP[2]	Limited Partnership	Canada	Canada	10%	> 50%	3/22/2022	–
CCR Texas Equity LP	Limited Partnership	USA	USA	10%	50%	12/31/2022	2
Vistancia West Equity LP	Limited Partnership	USA	USA	7%	50%	12/31/2025	–
Conroe CS Texas Equity LP	Limited Partnership	USA	USA	10%	50%	12/31/2023	1
Lake Norman Equity LP	Limited Partnership	USA	USA	7%	50%	12/31/2025	2
Arantine Hills Equity LP	Limited Partnership	USA	USA	7%	50%	12/31/2028	1
Viridian Equity LP	Limited Partnership	USA	USA	18%	50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%	50%	N/A	N/A
Joint ventures							
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%	50%	N/A	N/A

(1) In respect of major decisions only.

(2) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.

(3) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund subsequent to year-end.

Structured entity – unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities' activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Business combination

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, *Business Combinations* ("IFRS 3"). A business combination is defined as an acquisition of assets and liabilities that constitute a business that is an integrated set of activities consisting of inputs (such as assets), and processes that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. The consideration transferred for the acquisition of the business is the fair value of the assets transferred net of the liabilities assumed, any non-controlling interest in the acquiree, as well as any goodwill or bargain purchase gain recognized and measured by the Company. These identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. All acquisition costs associated with a transaction identified as a business combination are expensed as incurred.

Goodwill

Goodwill arises on the acquisition (or deemed acquisition) of subsidiaries and represents the excess of the consideration transferred over the Company's interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of any non-controlling interest in the acquiree. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The Company identifies a cash-generating unit ("CGU") as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. For example, a CGU can be an individual property or a group of properties. Goodwill acquired in business combinations is allocated to the CGUs that are expected to benefit from the synergies of that business combination.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company's goodwill impairment test is performed at the CGU level as it is the lowest level within the Company at which goodwill is monitored for internal management purposes. Any goodwill impairment is recognized immediately as an expense in the consolidated statements of comprehensive income in the period in which it arises and is not subsequently reversed.

100 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 101 2021 ANNUAL REPORT TRICON RESIDENTIAL Rental properties The Company’s rental properties consist of single-family rental homes held to earn rental income. At the time of the acquisition of a property, the Company applies judgment when determining if the acquisition is an asset acquisition or a business combination. The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) and it has not assumed any employees or acquired an operating platform. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of a rental property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees. Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise. In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property. Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income. Foreign currency translation Currency translation Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income. Consolidated entities For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities are translated at the closing rate at the date of the balance sheet; (ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and (iii) all resulting exchange differences are recognized in other comprehensive income. Other assets Other assets include fixed assets, leasehold improvements and right-of-use assets. Fixed assets and leasehold improvements Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows: Building 30 years Furniture, computer and office equipment 2–7 years Property-related systems software 15 years Vehicles 5 years The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 102 2021 ANNUAL REPORT TRICON RESIDENTIAL Right-of-use assets and lease liabilities At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments. Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method. Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment. Intangible assets Intangible assets include capitalized placement fees, customer relationship and contractual development fees. Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years. The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP (“Johnson”), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees. Impairment of non-financial assets Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest CGU level. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date. Financial instruments Financial assets The Company’s financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income. Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities. Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows. Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership. The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Financial liabilities

The Company's financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners' interests in rental business and other liabilities.

Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate.

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires.

Interest expense is accounted for using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Derivative financial instruments

Derivative financial instruments, which are comprised of the mandatory prepayment provision related to the Due to Affiliate and the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2021, the Company does not have any assets or liabilities that are subject to an offsetting agreement.

Limited partners' interests in rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, *Financial Instruments: Presentation* ("IAS 32"):

Investment Vehicle	Subsidiary	Limited partners' ownership interest %
SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%
SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%
SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

103 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 104 2021 ANNUAL REPORT TRICON RESIDENTIAL Limited partners’ interests in rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners’ interests in rental business are reflected in the consolidated statements of comprehensive income. Cash Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure. Restricted cash Restricted cash primarily consists of resident security deposits held by the Company in separate bank accounts, as well as property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders. Share capital Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds. Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders. Earnings per share Basic Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue. Diluted The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date. Dividends Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors. Current and deferred income taxes Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity. Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 105 2021 ANNUAL REPORT TRICON RESIDENTIAL Revenue Revenue from single-family rental properties Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date. Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years. Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes application fees, pet fees, smart home fees, other service fees, late fees and early termination fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15. In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin. The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers. Revenue from private funds and advisory services The Company’s vertically integrated management platform provides asset management, development management and property management services. The Company provides asset management services to joint venture partners and third-party investors for which it earns market- based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle. The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property. The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 106 2021 ANNUAL REPORT TRICON RESIDENTIAL Compensation arrangements Stock option plan The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options. Annual Incentive Plan (“AIP”) The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), Stock Option Plan and Restricted Share Plan, respectively. Long-term incentive plan (“LTIP”) LTIP expense is generated from two sources: (i) a portion of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), payable in DSUs which vest in equal tranches over a three-year period. Amounts under the LTIP are allocated among employees in accordance with the plan. For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performance fees liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company’s share of unrealized carried interest for each Investment Vehicle. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income. The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 – Employee Benefits (“IAS 19”). Performance fees expense and liability Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fees liability or expense. Directors’ fees One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP. Reportable segments Tricon is comprised of four operating segments: Single-Family Rental, Multi-Family Rental, Residential Development and Private Funds and Advisory. Including the Company’s corporate activities, there are five reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These five reportable segments have been determined by the Company’s chief operating decision-makers (Note 33). Accounting standards and interpretations adopted Effective January 1, 2021, the Company has adopted the amendments to IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts, and IFRS 16, Leases, as part of phase 2 of its project related to interest rate benchmark reform. The amendments address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 107 2021 ANNUAL REPORT TRICON RESIDENTIAL Accounting standards and interpretations issued but not yet adopted In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. In February 2021, the IASB added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. The IASB issued an amendment to IFRS 3, Business Combinations, to replace references to the conceptual framework for financial reporting from the 2018 framework to clarify what constitutes an asset or liability in business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. These changes are effective for annual periods beginning on or after January 1, 2022. The IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) to clarify how the cost of fulfilling a contract should be accounted for when an onerous contract is established. The amendments are effective for annual periods beginning on or after January 1, 2022. In May 2021, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023. There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company. 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material. Significant estimates Income taxes The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances. Valuation of rental properties The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent repeat-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties. Fair value of investments The fair values of the Company’s investments in U.S. residential development associates are determined using the valuation methodologies described in Note 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Fair value of incentive plans and participation arrangements Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32. The LTIP and the performance fees liability require management to estimate future non-IFRS earnings measures, namely future performance fees relative to each Investment Vehicle. Future non-IFRS measures are estimated based on current projections, and are updated at least annually, taking into account actual performance since inception.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 108 2021 ANNUAL REPORT TRICON RESIDENTIAL Goodwill impairment Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset or CGU is impaired. The determination of the Company’s goodwill impairment involves management’s significant estimates and assumptions with respect to future cash flows, growth rates and discount rates of the underlying CGU. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ, depending on economic conditions and other events. Changes in any of these underlying assumptions could materially affect the assessment of the recoverable value of a CGU (Note 13). Significant judgments Acquisition of rental properties The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected. Basis of consolidation The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard. Investments in joint ventures and joint arrangements The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement. 5. DISCONTINUED OPERATIONS On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors for net cash consideration of $431,583. Tricon recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment (Note 7). In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company’s continuing operations. Tricon US Multi-Family REIT LLC became the Company’s subsidiary effective January 1, 2020 through the Company’s transition to a rental housing company. On the date of transition, the Company was required to apply the acquisition method of accounting in accordance with IFRS 3 to all subsidiaries that were previously measured at fair value under investment entity accounting. Accordingly, Tricon US Multi-Family REIT LLC (previously TLR Saturn Master LP and its wholly-owned subsidiaries, collectively) were deemed to have been acquired by the Company. The Company recognized $79,112 of goodwill from Tricon US Multi-Family REIT LLC on the corporate balance sheet on transition due to the recognition of deferred tax liabilities that arose from the difference in the tax bases and the fair values of the net assets acquired. On March 31, 2021, the goodwill balance was deemed to have been disposed of as part of the disposal group from an accounting perspective. As a result, the Company recognized a loss of $84,427 for the three months ended March 31, 2021, mainly attributable to the derecognition of goodwill as described below. (in thousands of U.S. dollars) March 31, 2021 Total consideration $ 431,583 Net asset value on disposition (431,583) Transaction costs (3,285) Derecognition of goodwill and other assets (81,142) Loss on sale $ (84,427)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 109 2021 ANNUAL REPORT TRICON RESIDENTIAL The table below presents the carrying values of the net assets of the disposal group at the date of sale. (in thousands of U.S. dollars) March 31, 2021 Net assets Rental properties $ 1,333,406 Goodwill 79,112 Cash and restricted cash 18,553 Net working capital and other (10,001) Long-term debt (800,450) Net assets of U.S. multi-family rental 620,620 Derecognition of goodwill (79,112) Rental properties marked to market on disposition (2,030) Net assets value available for sale 539,478 Net assets retained by the Company at 20% (107,895) Net assets value for disposition $ 431,583 The profit or loss of the discontinued operations was as follows: (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Net operating income from multi-family rental properties $ 16,224 $ 65,438 Interest expense (7,845) (33,464) Other expenses (1,176) (7,067) Fair value loss on rental properties – (22,535) Loss on sale (84,427) – (Loss) income before income taxes from discontinued operations $ (77,224) $ 2,372 Income tax (expense) recovery – current (46,502) 5 Income tax recovery – deferred 56,164 1,399 Net (loss) income from discontinued operations $ (67,562) $ 3,776 The table below provides a summary of the Company’s cash flows attributed to the discontinued operations. (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Net cash (used in) provided by operating activities from discontinued operations $ (2,593) $ 22,912 Net cash provided by (used in) investing activities from discontinued operations 421,774 (6,562) Net cash used in financing activities from discontinued operations(1) (102,849) (7,705) Change in cash during the year from discontinued operations $ 316,332 $ 8,645 (1) Includes repayments of the U.S. multi-family credit facility totaling $109,890 for the year ended December 31, 2021 (2020 – $6,000), net of changes in the restricted cash balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

6. RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company's quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property's (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following tables present the changes in the rental property balances for the years ended December 31, 2021 and December 31, 2020.

	December 31, 2021		
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total
Opening balance	$ 4,990,542	$ 1,331,376	$ 6,321,918
Acquisitions[1]	1,835,235	–	1,835,235
Capital expenditures	196,572	2,030	198,602
Fair value adjustments[2]	990,575	–	990,575
Dispositions[3]	(34,528)	(1,333,406)	(1,367,934)
Balance, end of year	**$ 7,978,396**	**$ –**	**$ 7,978,396**

(1) The total purchase price includes $2,720 of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $409 for the year ended December 31, 2021.
(3) Dispositions for Multi-Family Rental reflect the deconsolidation of the U.S. multi-family rental portfolio on March 31, 2021 (Note 5).

	December 31, 2020		
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total
Opening balance	$ 4,337,681	$ 1,344,844	$ 5,682,525
Acquisitions[1]	356,514	–	356,514
Capital expenditures	93,568	9,067	102,635
Fair value adjustments[2]	220,849	(22,535)	198,314
Dispositions	(18,070)	–	(18,070)
Balance, end of year	**$ 4,990,542**	**$ 1,331,376**	**$ 6,321,918**

(1) The total purchase price includes $1,913 of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value losses of $1,685 for the year ended December 31, 2020.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined primarily by using the Home Price Index ("HPI") methodology and periodically Broker Price Opinions ("BPOs"), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures as the home values typically do not change materially in the short term, and capital expenditures generally do not significantly impact values in those periods.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses a weighted twelve-month trailing average HPI change to update the value of its single-family rental homes, with a heavier weight applied to more recent data as home values can change rapidly. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company's single-family rental homes is specific to the zip code in which the property is located.

110 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company performed a valuation at November 30, 2021 for rental homes acquired prior to October 1, 2021, according to its valuation policy and based on the best information available. HPI growth continued across all markets during the quarter (5.2% net of capital expenditures) compared to 4.2% in the same period in the prior year. There were 3,674 homes valued using the BPO method during the year. The combination of the HPI and BPO methodologies resulted in a fair value gain of $990,575 for the year ended December 31, 2021 (2020 – $220,849). Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined that there were no material changes to the values as at December 31, 2021.

Sensitivity

The weighted average of the quarterly HPI change was 5.2% (2020 – 4.2%). If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the single-family rental property balance at December 31, 2021 would be $27,036 and ($27,036), respectively (2020 – $19,294 and ($19,294)).

7. EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company's equity-accounted investments in multi-family rental properties include a joint venture arrangement that operates 23 properties in the U.S. Sun Belt markets, effective as of March 31, 2021, and one 500-unit class A multi-family rental property in Toronto.

On March 31, 2021, the Company completed its previously announced joint venture arrangement with two institutional investors to operate 23 multi-family rental properties (Note 5). The joint venture represents rental properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of all partners.

The Company also holds an investment in an associate ("592 Sherbourne LP", operating as "The Selby"), a multi-family rental property in Toronto, over which it has significant influence.

These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 19,913	$ 19,733
Initial recognition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	107,895	–
Advances	453	–
Distributions	(4,428)	(935)
Income from equity-accounted investments in multi-family rental properties	75,333	746
Translation adjustment	119	369
Balance, end of year	**$ 199,285**	**$ 19,913**

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2021							
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[(1)]
Joint venture								
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$ 12,086	$ 1,705,408	$ 29,617	$ 795,886	$ 891,991	$ 178,398
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	3,042	267,635	2,411	124,916	143,350	20,887
Total			**$ 15,128**	**$ 1,973,043**	**$ 32,028**	**$ 920,802**	**$ 1,035,341**	**$ 199,285**

(1) Tricon's share of net assets of $199,285 is comprised of $199,909 as per the investees' financial statements less $624 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

111 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			December 31, 2020					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[(1)]
Associate								
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 12,988	$ 252,065	$ 2,201	$ 126,008	$ 136,844	$ 19,913
Total			**$ 12,988**	**$ 252,065**	**$ 2,201**	**$ 126,008**	**$ 136,844**	**$ 19,913**

(1) Tricon's share of net assets of $19,913 is comprised of $20,534 as per the investees' financial statements less $621 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

			For the year ended December 31, 2021				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Joint venture							
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$ 91,201	$ (66,868)	$ 341,059	$ 365,392	$ 73,078
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	9,585	(8,442)	13,884	15,027	2,255
Total			**$ 100,786**	**$ (75,310)**	**$ 354,943**	**$ 380,419**	**$ 75,333**

			For the year ended December 31, 2020				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income
Associate							
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$ 10,763	$ (5,791)	$ –	$ 4,972	$ 746
Total			**$ 10,763**	**$ (5,791)**	**$ –**	**$ 4,972**	**$ 746**

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2021.

8. EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 74,955	$ 55,408
Advances	30,089	4,294
Distributions	(14,772)	–
Income from equity-accounted investments in Canadian residential developments	8,200	13,378
Translation adjustment	203	1,875
Balance, end of year	**$ 98,675**	**$ 74,955**

112 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

			December 31, 2021					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP	Toronto, ON	33%	$ 4,011	$ 117,115	$ 2,466	$ 63,372	$ 55,288	$ 18,437
WDL 8 LP	Toronto, ON	33%	7,150	176,171	13,732	141,191	28,398	9,473
WDL 20 LP	Toronto, ON	33%	760	47,401	853	40,660	6,648	2,223
DKT B10 LP[2]	Toronto, ON	33%	2,359	31,398	3,228	8,786	21,743	8,825
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	913	72,332	1,737	32,469	39,039	18,477
Labatt Village Holding LP[3]	Toronto, ON	38%	47	–	35	–	12	5
Queen Ontario LP	Toronto, ON	30%	2,271	113,238	908	63,104	51,497	15,775
			17,511	557,655	22,959	349,582	202,625	73,215
Associates								
57 Spadina LP (The Taylor)	Toronto, ON	30%	907	154,984	6,014	65,787	84,090	25,460
			907	154,984	6,014	65,787	84,090	25,460
Total			**$ 18,418**	**$ 712,639**	**$ 28,973**	**$ 415,369**	**$ 286,715**	**$ 98,675**

			December 31, 2020					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures								
WDL 3/4/7 LP	Toronto, ON	33%	$ 1,050	$ 70,918	$ 7,813	$ 35,454	$ 28,701	$ 9,575
WDL 8 LP	Toronto, ON	33%	6,659	112,488	8,083	88,635	22,429	7,483
WDL 20 LP	Toronto, ON	33%	770	45,697	24	43,653	2,790	937
DKT B10 LP[2]	Toronto, ON	33%	2,683	2,551	966	–	4,268	2,994
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	3,587	40,799	3,091	6,676	34,619	16,398
Labatt Village Holding LP[3]	Toronto, ON	38%	–	43,160	16	–	43,144	16,180
			14,749	315,613	19,993	174,418	135,951	53,567
Associates								
57 Spadina LP (The Taylor)	Toronto, ON	30%	448	113,215	3,419	39,724	70,520	21,388
			448	113,215	3,419	39,724	70,520	21,388
Total			**$ 15,197**	**$ 428,828**	**$ 23,412**	**$ 214,142**	**$ 206,471**	**$ 74,955**

(1) Tricon's share of net assets of $98,675 (December 31, 2020 – $74,955) is comprised of $96,393 (December 31, 2020 – $73,007) as per the investees' financial statements plus $2,282 (December 31, 2020 – $1,948) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.

(3) On November 12, 2021, Labatt Village Holding LP sold its 80% interest in the Labatt Village LP project partnership to the remaining joint venture partner.

113 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

		For the year ended December 31, 2021					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP	Toronto, ON	33%	$ 5	$ (12)	$ 3,129	$ 3,122	$ 1,040
WDL 8 LP	Toronto, ON	33%	–	(10)	3,112	3,102	1,034
WDL 20 LP	Toronto, ON	33%	–	–	–	–	–
DKT B10 LP	Toronto, ON	33%	–	–	6,389	6,389	2,130
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	–	–	4,231	4,231	1,989
Labatt Village Holding LP	Toronto, ON	38%	–	(77)	(5,245)	(5,322)	(1,997)
Queen Ontario LP	Toronto, ON	30%	363	(163)	–	200	60
			368	(262)	11,616	11,722	4,256
Associates							
57 Spadina LP (The Taylor)	Toronto, ON	30%	–	(28)	13,171	13,143	3,944
Total			**$ 368**	**$ (290)**	**$ 24,787**	**$ 24,865**	**$ 8,200**

		For the year ended December 31, 2020					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income
Joint ventures							
WDL 3/4/7 LP	Toronto, ON	33%	$ 198	$ (104)	$ 21,742	$ 21,836	$ 7,279
WDL 8 LP	Toronto, ON	33%	–	(75)	15,299	15,224	5,074
WDL 20 LP	Toronto, ON	33%	–	(2)	–	(2)	(1)
DKT B10 LP	Toronto, ON	33%	–	(16)	–	(16)	(5)
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	–	(2)	–	(2)	(1)
Labatt Village Holding LP	Toronto, ON	38%	–	(34)	(345)	(379)	(142)
			198	(233)	36,696	36,661	12,204
Associates							
57 Spadina LP (The Taylor)	Toronto, ON	30%	–	(20)	3,933	3,913	1,174
			–	(20)	3,933	3,913	1,174
Total			**$ 198**	**$ (253)**	**$ 40,629**	**$ 40,574**	**$ 13,378**

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2021.

9. CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 110,018	$ 35,625
Acquisitions	–	65,861
Development expenditures	12,748	2,998
Fair value adjustments	10,098	–
Translation adjustment	386	5,534
Balance, end of year	**$ 133,250**	**$ 110,018**

The Company earned $1,327 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2021 (2020 – $791), which is classified as other income.

114 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian development properties are based on active market prices for similar development assets, and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

The Canadian development properties were valued on December 1, 2021. Management has assessed whether any market changes have occurred subsequent to the date of valuation and has determined that the value remained valid as at December 31, 2021.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2021	December 31, 2020[1]
Property under development		
Land value per square foot[2]	$ 260	$ N/A
Commercial income-producing property		
Discount rate	4.75%	N/A
Capitalization rate	4.25%	N/A

(1) On June 23, 2020, the Company acquired the remaining ownership interests of 50% and 75% of The James and The Shops of Summerhill. Property values typically do not change materially in the short term, and development expenditures generally do not significantly impact values in the first twelve months after purchase. Hence, it was determined that the purchase price plus the cost of development expenditures approximated fair value as at December 31, 2020.

(2) Equivalent to C$330 per square foot, translated to U.S. dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $4,654 or ($4,654), respectively.

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($3,038) or $3,354, respectively, and a 0.25% increase or decrease in capitalization rate would result in a change in the fair value of ($1,489) or $1,675, respectively.

10. INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Opening balance	$ 164,842	$ 300,653
Advances	6,706	3,408
Distributions	(55,744)	(77,443)
Derecognition of investment in U.S. residential developments[1]	(4,377)	–
Income (loss) from investments in U.S. residential developments[2]	31,726	(61,776)
Balance, end of year	**$ 143,153**	**$ 164,842**
Internal debt instruments	$ 8,629	$ 13,937
Equity	134,524	150,905
Total investments in U.S. residential developments	**$ 143,153**	**$ 164,842**

(1) In accordance with IFRS 10, a certain investment in U.S. residential developments has been reclassified and its investment's total assets and total liabilities are now included in the Company's amounts receivable and amounts payable and accrued liabilities, respectively.

(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2021 (2020 – realized loss of $921).

115 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company's investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

			December 31, 2021					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 702	$ 41,428	$ 151	$ –	$ 41,979	$ 23,943
Tricon Housing Partners US II LP	USA	8%	9,951	45,806	7,525	–	48,232	13,301
Viridian Equity LP	USA	18%	4	117,622	4	–	117,622	21,108
McKinney Project Equity LLC	USA	44%	–	109,987	–	–	109,987	48,187
THPAS Holdings JV-1 LLC	USA	11%	13,871	109,432	834	–	122,469	13,617
Remaining investments[2]	USA and Canada	7% – 20%	2,864	170,938	14,549	–	159,253	22,997
Total			**$ 27,392**	**$ 595,213**	**$ 23,063**	**$ –**	**$ 599,542**	**$ 143,153**

			December 31, 2020					
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets[1]
Joint ventures and associates								
Tricon Housing Partners US LP	USA	68%	$ 613	$ 59,171	$ 87	$ –	$ 59,697	$ 36,054
Tricon Housing Partners US II LP	USA	8%	15,482	58,376	10,526	–	63,332	23,580
Viridian Equity LP	USA	18%	4	139,301	4	–	139,301	24,854
McKinney Project Equity LLC	USA	44%	–	112,180	–	–	112,180	37,980
THPAS Holdings JV-1 LLC	USA	11%	1,394	63,101	206	–	64,289	6,427
Remaining investments[2]	USA and Canada	7% – 20%	3,629	192,336	19,078	10,360	166,527	35,947
Total			**$ 21,122**	**$ 624,465**	**$ 29,901**	**$ 10,360**	**$ 605,326**	**$ 164,842**

(1) Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

116 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			For the year ended December 31, 2021				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value (losses) gains	Net and other comprehensive income	Tricon's share of net income[(1)]
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 13,240	$ (243)	$ (7,725)	$ 5,272	$ 3,604
Tricon Housing Partners US II LP	USA	8%	1,968	(1,979)	12,161	12,150	740
Viridian Equity LP	USA	18%	–	–	40,722	40,722	7,455
McKinney Project Equity LLC	USA	44%	–	–	1,220	1,220	11,700
THPAS Holdings JV-1 LLC	USA	11%	844	(2,200)	686	(670)	652
Remaining investments[(3)]	USA and Canada	7% – 20%	2,483	(2,326)	64,268	64,425	7,575
Total			**$ 18,535**	**$ (6,748)**	**$ 111,332**	**$ 123,119**	**$ 31,726**

			For the year ended December 31, 2020				
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income[(2)]
Joint ventures and associates							
Tricon Housing Partners US LP	USA	68%	$ 8,746	$ (447)	$ (49,279)	$ (40,980)	$ (32,839)
Tricon Housing Partners US II LP	USA	8%	1,898	(2,124)	(29,900)	(30,126)	(3,302)
Viridian Equity LP	USA	18%	–	–	9,269	9,269	1,518
McKinney Project Equity LLC	USA	44%	–	–	13,955	13,955	(5,000)
THPAS Holdings JV-1 LLC	USA	11%	–	(895)	7,850	6,955	–
Remaining investments[(3)]	USA and Canada	7% – 20%	22,348	(18,960)	(25,244)	(21,856)	(22,153)
Total			**$ 32,992**	**$ (22,426)**	**$ (73,349)**	**$ (62,783)**	**$ (61,776)**

(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.

(2) In light of the COVID-19 pandemic and the related market and economic uncertainty, the Company recognized a fair value write-down in the first quarter of 2020.

(3) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2021.

Valuation methodology

The investments are measured at fair value as determined by the Company's proportionate share of the fair value of each Investment Vehicle's net assets at each measurement date. The fair value of each Investment Vehicle's net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

117 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		December 31, 2021		December 31, 2020		
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information
Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate[(1)] b) Future cash flow c) Appraised value[(2)]	8.0% – 20.0% 1 – 9 years	16.6% 6.1 years	8.0% – 20.0% 1 – 7 years	14.9% 4.5 years	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate. Price per acre of land, timing of project funding requirements and distributions. Estimated probability of default.

(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

(2) Effective January 1, 2021, Trinity Falls was measured using the discounted cash flow methodology, whereas it was measured at the transaction price in the comparative period. As a result, there was a significant change in the range of inputs and weighted average inputs disclosed compared to December 31, 2020.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $10,647 and a decrease of 2.5% in the discount rate results in an increase in fair value of $11,935 (December 31, 2020 – ($4,144) and $4,568, respectively).

11. FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

Level 3 – Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

118 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 119 2021 ANNUAL REPORT TRICON RESIDENTIAL The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements: December 31, 2021 December 31, 2020 (in thousands of U.S. dollars) Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Assets Rental properties (Note 6) $ – $ – $ 7,978,396 $ – $ – $ 6,321,918 Canadian development properties (Note 9) – – 133,250 – – 110,018 Investments in U.S. residential developments (Note 10) – – 143,153 – – 164,842 Derivative financial instruments (Note 21) – 363 – – 841 – $ – $ 363 $ 8,254,799 $ – $ 841 $ 6,596,778 Liabilities Derivative financial instruments (Note 21) $ – $ 230,305 $ – $ – $ 45,494 $ – Limited partners’ interests in single-family rental business (Note 26) – – 947,452 – – 356,305 $ – $ 230,305 $ 947,452 $ – $ 45,494 $ 356,305 There have been no transfers between levels for the year ended December 31, 2021. Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature. 12. AMOUNTS PAYABLE AND ACCRUED LIABILITIES Amounts payable and accrued liabilities consist of the following: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Trade payables and accrued liabilities $ 43,488 $ 31,182 Accrued property taxes 30,524 37,987 AIP liability (Note 31) 12,137 7,120 Income taxes payable 1,982 337 Interest payable 12,944 18,566 Deferred income 45 1,294 Current portion of lease obligations (Note 27) 1,834 1,804 Total amounts payable and accrued liabilities $ 102,954 $ 98,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 120 2021 ANNUAL REPORT TRICON RESIDENTIAL 13. GOODWILL The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Johnson $ 219 $ 219 Multi-Family Rental – 79,112 Single-Family Rental(1) 29,507 29,507 Total goodwill $ 29,726 $ 108,838 (1) Relates to the Tricon wholly-owned portfolio. On March 31, 2021, the Company disposed of 80% of its interest in the U.S. multi-family rental business and deconsolidated its underlying assets and liabilities (Note 5). Accordingly, $79,112 of goodwill associated with the U.S. multi-family rental business has been removed from the Company’s balance sheet as of March 31, 2021. Goodwill is tested for impairment at least annually on December 31, using estimates and assumptions affected by factors such as economic and industry conditions and changes in operating performance. The Company’s assumptions used in goodwill impairment testing are affected by current market conditions and the expected net operating income in each of the CGUs. The Company compared the aggregate recoverable amount of the group of assets included in the relevant CGUs to their respective carrying amounts. The recoverable amount was determined based on the fair value less costs of disposal of the CGUs. This fair value measurement is categorized as Level 3 in the fair value hierarchy and requires assumptions about revenue and operating expense growth rates as well as discount rates, which are discussed below. December 31, 2021 December 31, 2020 Single-Family Rental Multi-Family Rental Single-Family Rental Multi-Family Rental Weighted average growth rate – Years 1–5 4.5% N/A 3.3% 3.5% Long-term growth rate 1.5% N/A 1.0% 1.0% Discount rate 5.0% N/A 5.0% 6.0% Growth rates Growth rates over the five-year period are a combination of management’s estimate of annual growth for the next fiscal year based on historical growth rates achieved for the two preceding years, where appropriate. Management also used available market forecasts and data for the growth rate for the next two to five years based on industry reports. The projections also take into account future expected capital expenditures to maintain the condition of the rental properties to drive future revenue growth. Long-term growth rates Cash flows beyond the five-year period are based largely on management’s estimate of the ability of the CGU to grow in a mature and stable market. Discount rates Discount rates represent the current market assumption of the risks specific to each CGU regarding the time value of money and individual risks of the underlying assets, rather than the Company’s specific discount rates. Based on the assessment of current economic conditions and of the underlying cash flows at the CGU level, management concluded that there was no impairment of goodwill as at December 31, 2021, as the recoverable amounts of the individual CGUs exceeded their carrying values. Sensitivity The fair value less costs of disposal model utilized in calculating recoverable value is sensitive to changes in the discount rate and long-term growth rate. For the single-family rental group of CGUs, no reasonable change in assumptions would cause the recoverable amounts to fall below the carrying values. Management will continue to monitor the market and economic conditions that could impact the significant estimates used in the discounted cash flow for annual impairment testing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 121 2021 ANNUAL REPORT TRICON RESIDENTIAL 14. INCOME TAXES (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Income tax recovery – current $ 43,427 $ 4,045 Income tax expense – deferred (234,483) (41,824) Income tax expense from continuing operations $ (191,056) $ (37,779) Income tax (expense) recovery from discontinued operations – current (46,502) 5 Income tax recovery from discontinued operations – deferred 56,164 1,399 Income tax recovery from discontinued operations $ 9,662 $ 1,404 The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows: (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Income before income taxes from continuing operations $ 708,145 $ 150,416 Combined statutory federal and provincial income tax rate 26.50% 26.50% Expected income tax expense 187,658 39,860 Non-taxable gains on investments (2,606) (1,460) Non-taxable losses on derivative financial instruments 51,590 1,912 Foreign tax rate differential(1) (44,450) (8,724) Other, including permanent differences(2) (1,136) 6,191 Income tax expense from continuing operations $ 191,056 $ 37,779 (1) Effective January 1, 2020, the Company’s single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%. (2) Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense. The expected realization of deferred income tax assets and deferred income tax liabilities is as follows: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Deferred income tax assets Deferred income tax assets to be recovered after more than 12 months $ 96,945 $ 102,444 Deferred income tax assets to be recovered within 12 months – – Total deferred income tax assets $ 96,945 $ 102,444 Deferred income tax liabilities Deferred income tax liabilities reversing after more than 12 months $ 461,689 $ 298,071 Deferred income tax liabilities reversing within 12 months – – Total deferred income tax liabilities $ 461,689 $ 298,071 Net deferred income tax liabilities $ 364,744 $ 195,627 The movement of the deferred income tax accounts was as follows: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Change in net deferred income tax liabilities Net deferred income tax liabilities, beginning of year $ 195,627 $ 155,974 Charge to the statement of comprehensive income 178,319 40,425 Credit to equity (9,173) – Other (29) (772) Net deferred income tax liabilities, end of year $ 364,744 $ 195,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets							
At December 31, 2020	$ 16,677	$ 6,211	$ –	$ 1,702	$ 72,292	$ 5,562	$ 102,444
(Reversal) / Addition	(5,946)	2,447	10,681	11,210	(25,295)	1,404	(5,499)
At December 31, 2021	**$ 10,731**	**$ 8,658**	**$ 10,681**	**$ 12,912**	**$ 46,997**	**$ 6,966**	**$ 96,945**

(in thousands of U.S. dollars)	Rental properties	Other	Total
Deferred income tax liabilities			
At December 31, 2020	$ 297,057	$ 1,014	$ 298,071
Addition / (Reversal)	164,005	(387)	163,618
At December 31, 2021	**$ 461,062**	**$ 627**	**$ 461,689**

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15. REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars) For the years ended December 31	2021	2020
Base rent	$ 363,510	$ 301,538
Other revenue[1]	20,199	13,946
Non-lease component	58,034	51,498
Total revenue from single-family rental properties[2]	**$ 441,743**	**$ 366,982**

(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) Revenue from U.S. multi-family rental properties for the years ended December 31, 2021 and 2020 has been reclassified to discontinued operations (Note 5).

16. REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company's revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars) For the years ended December 31	2021	2020
Asset management fees	$ 12,719	$ 12,061
Performance fees	8,909	2,836
Development fees	24,418	18,298
Property management fees	4,647	895
Total revenue from private funds and advisory services	**$ 50,693**	**$ 34,090**

17. AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Rent receivables	$ 4,510	$ 4,274
Trade receivables	4,818	5,263
Income tax recoverable	2,771	3,282
Other receivables[1]	29,483	12,774
Total amounts receivable	**$ 41,582**	**$ 25,593**

(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

122 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

18. DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2021:

	December 31, 2021							
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates	Extension options(1)	Total facility	Outstanding balance
Term loan(2)	October 2022	LIBOR+2.00%	0.50% LIBOR	2.50% LIBOR	2.50%	N/A	$ 220,197	$ 220,197
SFR JV-HD subscription facility(3)	May 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	100,000	100,000
SFR JV-2 subscription facility(4)	July 2023	LIBOR+1.90%	0.15% LIBOR	N/A	2.05%	one year	400,000	350,000
Securitization debt 2017-2(2)	January 2024	3.67%	N/A	N/A	3.67%	N/A	358,602	358,602
SFR JV-HD warehouse credit facility(5)	May 2024	LIBOR+1.90%	0.15% LIBOR	2.60% LIBOR	2.05%	one year	375,000	66,637
SFR JV-2 warehouse credit facility(6)	July 2024	LIBOR+1.90%	0.15% LIBOR	3.25% LIBOR	2.05%	one year	600,000	492,103
Securitization debt 2018-1(2)	May 2025	3.96%	N/A	N/A	3.96%	N/A	311,479	311,479
SFR JV-1 securitization debt 2019-1(2)	March 2026	3.12%	N/A	N/A	3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1(2)	July 2026	2.43%	N/A	N/A	2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(2),(7)	July 2026	2.57%	N/A	N/A	2.57%	N/A	683,567	683,567
Securitization debt 2020-2(2)	November 2027	1.94%	N/A	N/A	1.94%	N/A	438,251	438,251
Single-family rental properties borrowings					**2.60%**		**4,372,742**	**3,906,482**
Land loan(8)	July 2022	Prime+1.25%	3.70%	N/A	3.82%	N/A	22,086	22,086
Mortgage(9)	September 2022	3.67%	N/A	N/A	3.67%	N/A	12,121	12,121
Construction facility(8)	TBD	Prime+1.25%	N/A	N/A	TBD	one year	181,424	–
Canadian development properties borrowings					**3.77%**		**215,631**	**34,207**
Corporate credit facility(10),(11)	June 2024	LIBOR+2.75%	N/A	N/A	3.34%	N/A	500,000	–
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	13,962	13,962
Corporate borrowings					**4.30%**		**513,962**	**13,962**
								$ 3,954,651
Transaction costs (net of amortization)								(36,123)
Debt discount (net of amortization)								(1,095)
Total debt					**2.62%**		**$ 5,102,335**	**$ 3,917,433**
Current portion of long-term debt(1)								**$ 254,805**
Long-term debt								**$ 3,662,628**
Fixed-rate debt – principal value					**2.83%**			**$ 2,703,628**
Floating-rate debt – principal value					**2.16%**			**$ 1,251,023**

(1) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

(2) The Term loan and securitization debt are secured, directly and indirectly, by approximately 23,800 single-family rental homes.

(3) On May 28, 2021, SFR JV-HD entered into a new subscription facility agreement. The facility has a commitment value of $100,000 and a one-year extension option at the lender's discretion.

(4) On July 22, 2021, SFR JV-2 entered into a new subscription facility agreement with a commitment value of $250,000 and a one-year extension option at the lender's discretion. On December 16, 2021, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $400,000. The maturity date, extension option and coupon rate of the facility remained unchanged.

(5) On May 12, 2021, SFR JV-HD entered into a new warehouse credit facility agreement. The facility has a commitment value of $375,000 and a one-year extension option.

(6) On July 19, 2021, SFR JV-2 entered into a new warehouse credit facility agreement with a commitment value of $400,000 and a one-year extension option. On December 3, 2021, SFR JV-2 amended the warehouse credit facility agreement to increase the commitment value to $600,000. The maturity date, extension option and coupon rate of the facility remained unchanged.

(7) On November 9, 2021, SFR JV-1 closed a new securitization transaction involving the issuance and sale of eight classes of fixed-rate pass-through certificates with a face amount of $683,567, a weighted average coupon of 2.57% and a term to maturity of 4.7 years. A portion of the transaction proceeds were used to repay existing short-term SFR JV-1 debt.

(8) On August 9, 2021, the Company obtained a term construction facility of $173,536 (C$220,000) and a non-revolving letter of credit facility of $7,888 (C$10,000) (collectively, the "construction facility"). The construction facility matures 48 calendar months following the first draw-down. As at December 31, 2021, no draws have been made on the construction facility. The land loan and construction facility are secured by the land under development at The James (Scrivener Square).

(9) The mortgage is secured by The Shops of Summerhill.

(10) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company has designated $15,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2021, the letters of credit outstanding totaled $12,946 (C$16,412).

(11) On June 30, 2021, the Company and its syndicate of lenders completed an amendment and restatement of Tricon's corporate credit facility, extending the maturity of the facility to June 30, 2024.

123 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2020							
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor	Interest rate cap	Effective interest rates	Extension options	Total facility	Outstanding balance
SFR JV-1 subscription facility[1]	August 2021	LIBOR+1.75%	N/A	N/A	2.31%	N/A	$ 150,000	$ 116,000
SFR JV-1 warehouse credit facility[1]	October 2021	LIBOR+2.65%	0.25% LIBOR	3.25% LIBOR	3.21%	one year	300,000	96,610
Term loan 2[1]	October 2021	LIBOR+1.95%	0.50% LIBOR	2.50% LIBOR	2.51%	one year	96,077	96,077
Warehouse credit facility[1]	November 2021	LIBOR+2.75%	0.25% LIBOR	3.00% LIBOR	3.31%	one year	50,000	10,209
Securitization debt 2017-1[1]	September 2022	3.59%	N/A	N/A	3.59%	N/A	459,530	459,530
Term loan	October 2022	LIBOR+2.00%	0.50% LIBOR	2.50% LIBOR	2.56%	N/A	375,000	374,745
Securitization debt 2017-2	January 2024	3.66%	N/A	N/A	3.66%	N/A	363,598	363,598
Securitization debt 2018-1	May 2025	3.96%	N/A	N/A	3.96%	N/A	312,540	312,540
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A	N/A	3.12%	N/A	333,358	333,358
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A	N/A	2.43%	N/A	553,428	553,428
Securitization debt 2020-2	November 2027	1.94%	N/A	N/A	1.94%	N/A	440,506	440,506
Single-family rental properties borrowings					**2.94%**		**3,434,037**	**3,156,601**
U.S. multi-family credit facility	December 2021	LIBOR+3.75%	N/A	N/A	4.39%	N/A	109,890	109,890
Mortgage tranche A	November 2023	LIBOR+1.15%	N/A	5.35%	1.77%	N/A	160,090	160,090
Mortgage tranche B	November 2024	3.92%	N/A	N/A	3.92%	N/A	400,225	400,225
Mortgage tranche C	November 2025	3.95%	N/A	N/A	3.95%	N/A	240,135	240,135
Multi-family rental properties borrowings					**3.61%**		**910,340**	**910,340**
Land loan	July 2021	Prime+1.50%	3.95%	N/A	4.17%	N/A	21,991	21,991
Vendor take-back (VTB) loan 2021[1]	August 2021	–	N/A	N/A	6.00%	N/A	25,564	25,564
Mortgage	September 2022	3.67%	N/A	N/A	3.67%	N/A	12,482	12,482
Canadian development properties borrowings					**4.85%**		**60,037**	**60,037**
Corporate credit facility	July 2022	LIBOR+2.75%	N/A	N/A	4.48%	N/A	500,000	26,000
Corporate office mortgages	November 2024	4.25%	N/A	N/A	4.30%	N/A	11,089	11,089
Corporate borrowings					**4.42%**		**511,089**	**37,089**
								$ 4,164,067
Transaction costs (net of amortization)								(25,019)
Debt discount (net of amortization)								(1,542)
Total debt					**3.12%**		**$ 4,915,503**	**$ 4,137,506**
Current portion of long-term debt								**$ 274,190**
Long-term debt								**$ 3,863,316**
Fixed-rate debt – principal value					**3.24%**			**$ 3,152,455**
Floating-rate debt – principal value					**2.76%**			**$ 1,011,612**

(1) These facilities were fully repaid in 2021.

124 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total
2022	$ 220,197	$ 34,207	$ 401	$ 254,805
2023	450,000	–	417	450,417
2024	358,602	–	13,144	371,746
2025	870,219	–	–	870,219
2026	1,569,213	–	–	1,569,213
2027 and thereafter	438,251	–	–	438,251
	3,906,482	34,207	13,962	3,954,651
Transaction costs (net of amortization)				(36,123)
Debt discount (net of amortization)				(1,095)
Total debt				**$ 3,917,433**

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2021.

	December 31, 2021	
(in thousands of U.S. dollars)	Fair value	Carrying value
Securitization debt 2017-2	$ 360,107	$ 357,991
Securitization debt 2018-1	319,553	310,995
SFR JV-1 securitization debt 2019-1	337,074	327,424
SFR JV-1 securitization debt 2020-1	549,321	544,964
SFR JV-1 securitization debt 2021-1	680,405	673,653
Securitization debt 2020-2	428,360	431,684
Mortgage	12,218	12,113
Corporate office mortgages	14,363	13,962
Total	**$ 2,701,401**	**$ 2,672,786**

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

19. CONVERTIBLE DEBENTURES

On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 (the "2022 convertible debentures") effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares of the Company. In total, the Company issued 16,449,980 common shares in connection with the conversion or redemption of $172,400 aggregate principal amount of the 2022 convertible debentures during 2021. Cash was also paid in lieu of any fractional shares that would otherwise have been issued on conversion or redemption.

The following table summarizes the conversion and redemption activities during the year.

(in thousands of U.S. dollars)	Number of shares issued	Principal amount
Conversions by holders from January 1, 2021 to September 8, 2021	16,190,525	$ 169,353
Redemption by the Company on September 9, 2021	259,455	3,047
Total principal amount converted and redeemed into common shares of the Company	**16,449,980**	**$ 172,400**

125 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

At the time of the conversions, the common shares issued by the Company were recorded at fair value based on their market price rather than the conversion price. The difference between the fair value of the common shares and the fair value of the convertible debentures settled was recorded as a reduction of the fair value of the embedded derivative associated with the debentures. For the year ended December 31, 2021, common shares valued at $206,798 were issued on conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures, and accordingly the difference of $34,398 was deducted from the fair value of the embedded derivative.

The host liability component of the outstanding convertible debentures recognized on the consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Principal amount outstanding	$ –	$ 172,400
Less: Transaction costs (net of amortization)	–	(2,249)
Liability component on initial recognition	–	170,151
Debentures discount (net of amortization)	–	(4,195)
2022 convertible debentures[(1)]	**$ –**	**$ 165,956**

(1) The fair value of the host liability component of the 2022 convertible debentures was nil as of December 31, 2021 and $178,412 as of December 31, 2020. The difference between the amortized cost and implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

At the beginning of 2021, the 2022 convertible debentures had an unamortized balance of $4,195 in debentures discount and $2,249 in debentures issuance costs. During the year ended December 31, 2021, the Company recognized debentures discount amortization of $1,899 and debentures issuance costs amortization of $1,048. On July 30, 2021, the date on which the Company gave notice of its intended redemption of the 2022 convertible debentures, the remaining unamortized balance of debentures discount of $2,296 and debentures issuance costs of $1,201, a combined total of $3,497, was recognized as a loss on debt extinguishment on the Company's consolidated statements of comprehensive income for the year ended December 31, 2021.

20. DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the "Affiliate" or "LLC") entered into subscription agreements with each investor in a syndicate of investors (the "Investors"), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the "Preferred Units") for an aggregate subscription price of $300,000 (the "Transaction"). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the "Transaction Documents").

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the "Exchange Right") at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the "Exchange Price"), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction ("Closing"), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the "Forced Exchange Right") of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon's shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units ("Redemption Right") at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

As of December 31, 2021, there were no exchanges or redemptions of outstanding Preferred Units (2020 – no exchanges or redemptions).

126 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Promissory note – between Tricon entities

In connection with the Transaction, the Company borrowed the subscription proceeds of $300,000 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the "Promissory Note" or "Due to Affiliate"), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions ("Mandatory Prepayment") applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended December 31, 2021, the Company recorded interest expense of $21,965 (2020 – $7,116), including accretion expense of $4,715 (2020 – $1,462) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Principal amount outstanding	$ 300,000	$ 300,000
Less: Discount and transaction costs (net of amortization)	(43,638)	(48,353)
Due to Affiliate	**$ 256,362**	**$ 251,647**

The fair value of the Promissory Note was $283,150 as of December 31, 2021 (December 31, 2020 – $293,465). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the "Affiliate")

Tricon PIPE LLC (the "Affiliate" or "LLC") was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

As of December 31, 2021, the LLC has a preferred unit liability of $300,000 (2020 – $300,000) and a Promissory Note receivable of $300,000 (2020 – $300,000). During the year ended December 31, 2021, the Affiliate earned interest income of $17,250 (2020 – $5,654) from the Company and recognized dividends declared of $17,250 (2020 – $5,654).

The Company's obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2021 (2020 – nil).

127 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains the Mandatory Prepayment that is intermingled with other options pursuant to the Transaction, as exercising the Mandatory Prepayment effectively terminates the other options. Although the Exchange Right and Redemption Right exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders. Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2021	December 31, 2020
Risk-free rate[1]	1.25%	0.40%
Implied volatility[2]	25.32%	31.78%
Dividend yield[3]	1.52%	2.45%

(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company's floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

(in thousands of U.S. dollars)	Conversion/ redemption options[1]	Exchange/ prepayment options	Interest rate caps	Total
For the year ended December 31, 2021				
Derivative financial assets (liabilities), beginning of year	$ 841	$ (45,494)	$ –	$ (44,653)
Derivative financial instruments converted into common shares of the Company	34,398	–	–	34,398
Addition of interest rate caps	–	–	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments – end of year[2]	**$ –**	**$ (230,305)**	**$ 363**	**$ (229,942)**
For the year ended December 31, 2020				
Derivative financial (liabilities) assets, beginning of year	$ (657)	$ –	$ 28	$ (629)
Addition of derivative financial liability in connection with Due to Affiliate	–	(37,613)	–	(37,613)
Addition of interest rate caps	–	–	11	11
Fair value gain (loss)	1,498	(7,881)	(39)	(6,422)
Derivative financial instruments – end of year[3]	**$ 841**	**$ (45,494)**	**$ –**	**$ (44,653)**

(1) As at December 31, 2020, the conversion and redemption components of the 2022 convertible debentures were valued using a binomial pricing model and then the valued amount was calibrated to the traded price of the underlying debentures. The valuation model used market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates of 30.69%, risk-free rate from the U.S. dollar swap curves of 0.21%, and dividend yield related to the equity of 2.45%.
(2) As at December 31, 2021, the interest rate caps are presented as an asset of $363 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $230,305.
(3) As at December 31, 2020, the conversion and redemption options of the 2022 convertible debentures were presented as an asset of $841 and the exchange and prepayment features related to Due to Affiliate were presented as a liability of $45,494.

For the year ended December 31, 2021, there was a fair value loss on the embedded derivatives on the 2022 convertible debentures of $35,239 (2020 – fair value gain of $1,498) and on the Due to Affiliate of $184,811 (2020 – fair value loss of $7,881). The fair value loss on the derivatives was primarily driven by an increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of conversion of debentures and exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

128 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

22. INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars) For the years ended December 31	2021	2020
Term loan	$ 7,638	$ 10,891
SFR JV-HD subscription facility	884	–
SFR JV-2 subscription facility	2,569	–
Securitization debt 2017-2	13,338	13,408
SFR JV-HD warehouse credit facility	1,009	–
SFR JV-2 warehouse credit facility	2,179	–
Securitization debt 2018-1	12,428	12,473
SFR JV-1 securitization debt 2019-1	10,377	10,385
SFR JV-1 securitization debt 2020-1	13,465	6,030
SFR JV-1 securitization debt 2021-1	2,548	–
Securitization debt 2020-2	8,589	1,221
SFR JV-1 subscription facility(1)	1,112	3,763
SFR JV-1 warehouse credit facility(1)	10,553	6,091
Warehouse credit facility(1)	525	1,246
Securitization debt 2017-1(1)	13,807	16,612
Term loan 2(1)	1,191	2,796
Securitization debt 2016-1(2)	–	12,177
Single-family rental interest expense	**102,212**	**97,093**
Mortgage	457	285
Vendor take-back (VTB) loan 2020(2)	–	233
Canadian development properties interest expense(3)	**457**	**518**
Corporate credit facility	3,990	12,582
Corporate office mortgages	468	450
Corporate interest expense	**4,458**	**13,032**
Amortization of financing costs	9,283	5,900
Amortization of debt discounts	6,320	4,694
Debentures interest(4)	6,732	9,927
Interest on Due to Affiliate	17,250	5,654
Interest on lease obligation	968	328
Total interest expense(5)	**$ 147,680**	**$ 137,146**

(1) These facilities were fully repaid during the year.
(2) The securitization debt 2016-1 and vendor take-back (VTB) loan 2020 were fully repaid in 2020.
(3) Canadian development properties capitalized $1,567 of interest for the year ended December 31, 2021 (2020 – $1,708).
(4) The outstanding balance of 2022 convertible debentures was redeemed in full on September 9, 2021.
(5) On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio. As a result, interest expense incurred on the U.S. multi-family rental portfolio has been reclassified to net income from discontinued operations for the year ended December 31, 2020 to conform with the current period presentation (Note 5).

129 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

23. DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars) For the years ended December 31	2021	2020
Property taxes	$ 66,493	$ 55,615
Repairs and maintenance[1]	22,252	17,995
Turnover[1]	5,754	6,580
Property management expenses[1]	29,247	24,543
Property insurance[1]	6,081	4,966
Marketing and leasing[1]	1,747	1,483
Homeowners' association (HOA) costs	6,169	4,906
Other direct expense[2]	8,025	5,154
Direct operating expenses	**$ 145,768**	**$ 121,242**

(1) The comparative period has been reclassified to conform with the current period presentation. Marketing and leasing expenses that were previously included in property management expenses have now been reclassified as a separate line item. Additionally, broker fees of $340 for the year ended December 31, 2020 have been reclassified from property insurance to property management expenses.

(2) Other direct expense includes property utilities and other property operating costs.

24. INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Placement fees	$ 2,814	$ 3,764
Customer relationship intangible	2,701	3,215
Contractual development fees	3,809	5,384
Intangible assets	**$ 9,324**	**$ 12,363**

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from 2 to 13 years. Amortization expense for the year ended December 31, 2021 was $3,039 (2020 – $4,034).

(in thousands of U.S. dollars) For the year ended December 31, 2021	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 3,764	$ –	$ (950)	$ –	$ 2,814
Customer relationship intangible	3,215	–	(514)	–	2,701
Contractual development fees	5,384	–	(1,575)	–	3,809
Intangible assets	**$ 12,363**	**$ –**	**$ (3,039)**	**$ –**	**$ 9,324**

(in thousands of U.S. dollars) For the year ended December 31, 2020	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$ 4,747	$ –	$ (984)	$ 1	$ 3,764
Customer relationship intangible	3,731	–	(516)	–	3,215
Contractual development fees	7,918	–	(2,534)	–	5,384
Intangible assets	**$ 16,396**	**$ –**	**$ (4,034)**	**$ 1**	**$ 12,363**

130 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

25. OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Building	$ 31,710	$ 30,602
Furniture, computer and office equipment	14,646	8,015
Right-of-use assets	28,269	6,018
Leasehold improvements	8,249	1,251
Property-related systems software	1,230	1,478
Vehicles	645	626
Other assets	**$ 84,749**	**$ 47,990**

(in thousands of U.S. dollars) For the year ended December 31, 2021	Opening	Additions (dispositions)[1]	Depreciation expense	Translation adjustment	Ending
Building	$ 30,602	$ 1,527	$ (541)	$ 122	$ 31,710
Furniture, computer and office equipment	8,015	10,579	(3,933)	(15)	14,646
Right-of-use assets[2]	6,018	25,836	(3,585)	–	28,269
Leasehold improvements	1,251	7,821	(823)	–	8,249
Property-related systems software	1,478	(119)	(129)	–	1,230
Vehicles	626	104	(85)	–	645
Other assets[3]	**$ 47,990**	**$ 45,748**	**$ (9,096)**	**$ 107**	**$ 84,749**

(1) For the year ended December 31, 2021, additions are presented net of dispositions totaling $266.

(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,643 and maintenance vehicles with a carrying value of $4,488. The remaining balance of right-of use assets relates to office equipment.

(3) On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio, and as a result, $94 of other assets in relation to the U.S. multi-family rental portfolio were derecognized and corresponding depreciation expense of $6 (2020 – $22) was reclassified to net loss from discontinued operations for the year ended December 31, 2021 (Note 5).

(in thousands of U.S. dollars) For the year ended December 31, 2020	Opening	Initial recognition for business combinations	Additions	Depreciation expense	Translation adjustment	Ending
Building	$ 24,987	$ –	$ 5,462	$ (539)	$ 692	$ 30,602
Furniture, computer and office equipment	4,272	2,795	4,072	(3,172)	48	8,015
Right-of-use assets[1]	987	5,379	1,966	(2,314)	–	6,018
Leasehold improvements	431	1,141	178	(499)	–	1,251
Property-related systems software	–	1,604	37	(163)	–	1,478
Vehicles	–	475	278	(127)	–	626
Other assets	**$ 30,677**	**$ 11,394**	**$ 11,993**	**$ (6,814)**	**$ 740**	**$ 47,990**

(1) Right-of-use assets include leased space in office buildings with a carrying value of $3,862 and maintenance vehicles with a carrying value of $1,965. The remaining balance of right-of use assets relates to office equipment.

On May 1, 2021, the Company entered into an agreement to lease office space in Tustin, California for its own use as its property management headquarters. The lease agreement covers the entire office portion of the property (approximately 78,000 square feet) and has an initial term of 11.5 years with two five-year renewal options. The right-of-use asset and the corresponding lease obligation were initially recognized at $21,638 on May 1, 2021 (Note 27). During the year ended December 31, 2021, the Company incurred $7,821 of leasehold improvements in relation to the office in Tustin. The right-of-use asset and leasehold improvements are amortized over the life of the lease agreement of 11.5 years.

Depreciation expense for the year ended December 31, 2021 was $9,096 (2020 – $6,814).

131 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

26. LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 67% interest in the net assets of the underlying joint ventures.

On May 10, 2021, the Company entered into a new joint venture ("SFR JV-HD") with two institutional investors to acquire new single-family homes from national and regional homebuilders.

On July 19, 2021, the Company entered into a new joint venture ("SFR JV-2") with three institutional investors to acquire single-family homes primarily from resale channels.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$ 356,305	$ 285,774
Contributions	479,142	66,112
Distributions	(73,916)	(46,162)
Net change in fair value of limited partners' interests in single-family rental business	185,921	50,581
Balance, end of year	**$ 947,452**	**$ 356,305**

The net change in fair value of limited partners' interests in single-family rental business of $185,921 for the year ended December 31, 2021 (2020 – $50,581) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 1.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2021 would be $25,738 and ($25,738), respectively (December 31, 2020 – $10,495 and ($10,495).

27. OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 14 leases for office space with fixed lease terms ranging from one to ten years remaining, along with 217 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$ 6,403	$ 6,524
Addition of lease obligation[1]	25,887	1,966
Interest expense	968	328
Cash payments	(2,466)	(2,415)
Balance, end of year	**$ 30,792**	**$ 6,403**
Current portion of lease obligations (Note 12)	$ 1,834	$ 1,804
Non-current portion of lease obligations	$ 28,958	$ 4,599

(1) Includes $21,638 resulting from a new office lease located in Tustin, California, which commenced on May 1, 2021 (Note 25).

As at December 31, 2021, the carrying value of the Company's lease obligations was $30,792 (December 31, 2020 – $6,403) and the carrying value of the right-of-use assets was $28,269 (December 31, 2020 – $6,018). During the year ended December 31, 2021, the Company incurred depreciation expense of $3,585 (2020 – $2,314) on the right-of-use assets.

132 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)	
2022	$ 3,045
2023	4,052
2024	4,486
2025	4,072
2026	3,791
2027 and thereafter	18,347
Minimum lease payments obligation	37,793
Imputed interest included in minimum lease payments	(7,001)
Lease obligations	**$ 30,792**

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

28. DIVIDENDS

(in thousands of U.S. dollars, except per share amounts) Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share[1]	Total dividend amount[1]	Dividend reinvestment plan ("DRIP")[2]
March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$ 0.056	$ 10,792	$ 1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$ 50,876	**$ 5,839**
February 24, 2020	March 31, 2020	April 15, 2020	192,772,071	$ 0.049	$ 9,512	$ 369
May 14, 2020	June 30, 2020	July 15, 2020	192,848,390	0.051	9,906	1,302
August 4, 2020	September 30, 2020	October 15, 2020	193,082,192	0.052	10,133	1,505
November 9, 2020	December 31, 2020	January 15, 2021	193,544,915	0.055	10,641	1,407
					$ 40,192	**$ 4,583**

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date. For each of the declarations in the nine months ended September 30, 2021 and the year ended December 31, 2020, the dividend amount was C$0.07 per common share.

(2) Prior to November 8, 2021, dividends reinvested are translated to U.S. dollars using the daily exchange rate on the date common shares are issued.

The Company has a Dividend Reinvestment Plan ("DRIP") under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company's shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2021, 531,667 common shares were issued under the DRIP (2020 – 584,974) for a total amount of $5,674 (2020 – $4,388).

133 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

29. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2021, there were 272,773,225 common shares issued by the Company (December 31, 2020 – 193,544,915), of which 272,176,046 were outstanding (December 31, 2020 – 193,175,802) and 597,179 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2020 – 369,113) (Note 31).

	December 31, 2021		December 31, 2020	
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital
Beginning balance	193,175,802	$ 1,192,963	194,021,133	$ 1,201,061
Bought deal offering	15,480,725	161,842	–	–
Debentures conversion	16,449,980	206,798	–	–
U.S. initial public offering and private placement	46,248,746	547,605	–	–
Shares issued under DRIP(1)	531,667	5,674	584,974	4,388
Stock-based compensation exercised(2)	517,192	2,957	498,872	2,977
Shares repurchased and reserved for restricted share awards(3)	(228,066)	(3,056)	(61,502)	(541)
Shares repurchased under put rights on common shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund	–	–	(1,867,675)	(14,922)
Ending balance	**272,176,046**	**$ 2,114,783**	**193,175,802**	**$ 1,192,963**

(1) In 2021, 531,667 (2020 – 584,974) common shares were issued under the DRIP at an average price of $10.67 (2020 – $7.50) per share.
(2) In 2021, 517,192 (2020 – 498,872) common shares were issued upon the exercise of 501,728 (2020 – 260,907) vested deferred share units (DSUs) and 281,666 (2020 – 644,717) vested stock options.
(3) In 2021, 228,066 (2020 – 61,502) shares were reserved at $13.40 (2020 – $8.80) per share in order to settle restricted share awards granted to employees in 2021 and DRIP with respect to restricted share awards granted in prior years. The restricted shares granted in 2021 will vest in five to twelve years from the grant date.

Bought deal offering

On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 (C$13.00) per common share of the Company for gross proceeds of $166,694. Net proceeds from the offering were $161,842, which reflects $6,573 of equity issuance costs incurred partially offset by $1,721 of deferred tax recoveries.

Debentures conversion

On July 30, 2021, the Company announced its intention to redeem its outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures. In total, the common shares were valued at $206,798 or an average price of $12.57 per share. Accordingly, the difference of $34,398 was deducted from the fair value of the embedded derivative.

U.S. initial public offering and private placement

On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the "Offering"). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (the "Private Placement"). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters' over-allotment option) at a price of $12.40 per share (the "Offering Price") and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of $570,328. Net proceeds from the offering were $547,605, which reflects $29,518 of underwriters' fees and $657 of other equity issuance costs incurred partially offset by $7,452 of deferred tax recoveries. In addition, the Company expensed $1,085 of transaction costs incurred in connection with the Offering.

134 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 135 2021 ANNUAL REPORT TRICON RESIDENTIAL 30. EARNINGS PER SHARE Basic Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period. (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars) For the years ended December 31 2021 2020 Net income from continuing operations $ 517,089 $ 112,637 Non-controlling interest 4,272 3,091 Net income attributable to shareholders of Tricon from continuing operations 512,817 109,546 Net (loss) income attributable to shareholders of Tricon from discontinued operations (67,562) 3,776 Net income attributable to shareholders of Tricon $ 445,255 $ 113,322 Weighted average number of common shares outstanding 218,087,838 192,973,343 Adjustments for vested units 1,746,292 1,653,784 Weighted average number of common shares outstanding for basic earnings per share 219,834,130 194,627,127 Basic earnings per share Continuing operations $ 2.34 $ 0.56 Discontinued operations (0.31) 0.02 Basic earnings per share $ 2.03 $ 0.58 Diluted Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has five categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31), convertible debentures (Note 19) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units. Stock options, restricted shares and deferred share units For the year ended December 31, 2021, the Company’s stock compensation plans resulted in 2,284,607 dilutive share units (2020 – 1,168,346), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company’s average market share price in 2021. Restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively. Convertible debentures For the year ended December 31, 2021, the Company’s 2022 convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the year ended December 31, 2021, the impact of the 2022 convertible debentures was excluded (2020 – excluded).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Preferred units issued by the Affiliate

For the year ended December 31, 2021, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2021, the impact of the preferred units was excluded (2020 – excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)

For the years ended December 31	2021	2020
Net income attributable to shareholders of Tricon from continuing operations	$ 512,817	$ 109,546
Net (loss) income attributable to shareholders of Tricon from discontinued operations	(67,562)	3,776
Adjusted net income attributable to shareholders of Tricon	$ 445,255	$ 113,322
Weighted average number of common shares outstanding	219,834,130	194,627,127
Adjustments for stock compensation	2,284,607	1,168,346
Weighted average number of common shares outstanding for diluted earnings per share	222,118,737	195,795,473
Diluted earnings per share		
Continuing operations	$ 2.31	$ 0.56
Discontinued operations[1]	(0.31)	0.02
Diluted earnings per share	**$ 2.00**	**$ 0.58**

(1) For the year ended December 31, 2021, diluted loss per share from discontinued operations is calculated based on 219,834,130 weighted average number of common shares outstanding. The 2,284,607 units of adjustments for stock compensation are anti-dilutive, as their inclusion would result in a lower diluted loss per share from discontinued operations.

31. COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan ("AIP") and long-term incentive plan ("LTIP") related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

(in thousands of U.S. dollars)

For the years ended December 31	2021	2020
Salaries and benefits[1]	$ 43,630	$ 34,501
Annual incentive plan ("AIP")	32,228	17,787
Long-term incentive plan ("LTIP")	14,093	(193)
Total compensation expense[1]	**$ 89,951**	**$ 52,095**

(1) Comparative figures have been adjusted to conform with the current period presentation (Note 2).

The changes to transactions of the various cash-based and equity-based arrangements during the years ended December 31, 2021 and 2020 are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars)

For the years ended December 31	2021	2020
Cash-based	$ 15,922	$ 12,088
Equity-based	16,306	5,699
Total AIP expense	**$ 32,228**	**$ 17,787**

The Company's AIP provides for an aggregate bonus pool based on the sum of all employees' individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual's role within the Company.

136 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 137 2021 ANNUAL REPORT TRICON RESIDENTIAL Cash-based AIP expense For the year ended December 31, 2021, the Company recognized $15,922 in cash-based AIP expense (2020 – $12,088), of which $15,724 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2021. The following table summarizes the movement in the AIP liability: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Balance, beginning of year $ 631 $ 20 AIP expense 15,922 12,088 Payments (16,270) (11,762) Translation adjustment (210) 285 Balance, end of year $ 73 $ 631 Equity-based AIP expense For the year ended December 31, 2021, the Company recognized $16,306 in equity-based AIP expense (2020 – $5,699), of which $7,308 (2020 – $1,631) relates to current-year entitlements of performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares. The remaining $8,998 (2020 – $4,068) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company’s share price. Of the total equity-based AIP expense, the Company recognized $10,321 (2020 – $3,633) in cash-settled AIP expense related to PSUs and $5,985 (2020 – $2,066) in equity-settled AIP expense related to DSUs, stock options and restricted shares. The following table summarizes the movement in the PSU liability: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Balance, beginning of year $ 6,489 $ 2,722 PSU expense 10,321 3,633 Payments (4,755) – Translation adjustment 9 134 Balance, end of year $ 12,064 $ 6,489 Long-term incentive plan (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Cash-based $ 13,532 $ (3,106) Equity-based 561 2,913 Total LTIP expense $ 14,093 $ (193) Cash-based LTIP expense A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions. For the year ended December 31, 2021, the Company increased its accrual related to cash-component LTIP by $13,532 (2020 – decrease of $3,106) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time. The following table summarizes the movement in the LTIP liability: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Balance, beginning of year $ 11,688 $ 16,332 LTIP expense (recovery) 13,532 (3,106) Payments (3,775) (1,579) Translation adjustment (14) 41 Balance, end of year $ 21,431 $ 11,688

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Equity-based LTIP expense

For the year ended December 31, 2021, the Company recorded $561 in equity-based LTIP expense (2020 – $2,913), which relates to current-year entitlements as well as DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis.

Stock option plan

For the year ended December 31, 2021, the Company recorded a stock option expense of $249 (2020 – $2,321), comprised of $230 of AIP expense (2020 – $90) and $19 of LTIP expense (2020 – $2,231).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2021 and December 31, 2020.

	TSX		NYSE	
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	2,241,339	$ 10.34	–	$ –
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	–	–
Ending balance – outstanding	**1,985,563**	**$ 10.45**	**31,764**	**$ 14.67**

	TSX		NYSE	
For the year ended December 31, 2020	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)
Opening balance – outstanding	4,572,010	$ 9.24	–	$ –
Granted	199,380	11.50	–	–
Exercised	(644,717)	7.87	–	–
Canceled	(1,750,334)	8.55	–	–
Forfeited	(135,000)	9.74	–	–
Ending balance – outstanding	**2,241,339**	**$ 10.34**	**–**	**$ –**

The following table presents the inputs used to value the stock options granted in 2021:

For the years ended December 31	2021	2020
Risk-free interest rate (%)	1.26	0.45
Expected option life (years)	5.03	4.97
Expected volatility (%)	25.74	27.11

The following table summarizes the stock options outstanding as at December 31, 2021:

		December 31, 2021			
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)
November 14, 2016	November 14, 2023	550,000	550,000	$ 8.85	$ –
December 15, 2017	December 15, 2024	800,000	800,000	11.35	–
December 17, 2018	December 17, 2025	410,293	410,293	9.81	–
December 15, 2020	December 15, 2027	199,380	66,459	11.50	–
December 15, 2021	December 15, 2028	25,890	–	18.85	–
December 15, 2021	December 15, 2028	31,764	–	–	14.67
Total		**2,017,327**	**1,826,752**	**$ 10.45**	**$ 14.67**

138 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 139 2021 ANNUAL REPORT TRICON RESIDENTIAL AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below. (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Amounts payable and accrued liabilities (Note 12)(1) $ 12,137 $ 7,120 Equity – contributed surplus 13,332 8,755 Total AIP $ 25,469 $ 15,875 (1) This balance includes outstanding PSU liability of $12,064 (2020 – $6,489) and cash-based AIP liability of $73 (2020 – $631). LTIP liability and equity components are presented on the balance sheet as follows: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 LTIP – liability $ 21,431 $ 11,688 Equity – contributed surplus 7,914 9,557 Total LTIP $ 29,345 $ 21,245 32. PERFORMANCE FEES LIABILITY The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense. The following table summarizes the movement in performance fees liability for the years ended December 31, 2021 and December 31, 2020: (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Balance, beginning of year $ 6,242 $ 5,077 Performance fees expense 42,272 1,055 Payments (196) – Translation adjustment 40 110 Balance, end of year $ 48,358 $ 6,242 For the year ended December 31, 2021, the Company recorded a total of $132,223 (2020 – $53,150) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 140 2021 ANNUAL REPORT TRICON RESIDENTIAL 33. SEGMENTED INFORMATION In accordance with IFRS 8, Operating Segments (“IFRS 8”), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment. Tricon is comprised of four operating segments and five reportable segments. The Company’s corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary. These five reportable segments have been determined by the Company’s chief operating decision-makers. • Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt. • Multi-Family Rental business includes owning and operating garden-style multi-family rental properties primarily in the U.S. Sun Belt and condominium-quality rental apartments in downtown Toronto. The Selby, a Canadian multi-family rental property, is included within this segment; however, given that it is an equity-accounted investment, its operational results are presented as a single line within this segment. Effective March 31, 2021, Tricon’s investments in U.S. multi-family rental are also presented within income from equity-accounted investments in multi-family rental properties (Note 7). • Residential Development business includes designing and developing premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company’s remaining equity-accounted Canadian residential development activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments. • Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single- family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada. • Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company’s operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities. Direct property-level operating expenses are included in the net operating income of the single-family rental business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2021, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $72,077 (2020 – $44,569), development revenues earned from consolidated entities totaling $1,557 (2020 – $740) and asset management revenues earned from consolidated entities totaling $4,941 (2020 – nil), which were eliminated on consolidation to arrive at the Company's consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)

For the year ended December 31, 2021	Single-Family Rental[(1)]	Multi-Family Rental[(1)]	Residential Development[(1)]	Private Funds and Advisory[(1)]	Corporate[(1)]	Consolidated results
Revenue from single-family rental properties	**$ 441,743**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 441,743**
Direct operating expenses	(145,768)	–	–	–	–	(145,768)
Net operating income from single-family rental properties	295,975	–	–	–	–	295,975
Revenue from private funds and advisory services	**–**	**–**	**–**	**50,693**	**–**	**50,693**
Income from equity-accounted investments in multi-family rental properties	–	75,333	–	–	–	75,333
Income from equity-accounted investments in Canadian residential developments	–	–	8,200	–	–	8,200
Other income	–	–	1,327	–	3,459	4,786
Income from investments in U.S. residential developments	–	–	31,726	–	–	31,726
Compensation expense	–	–	–	–	(89,951)	(89,951)
Performance fees expense	–	–	–	–	(42,272)	(42,272)
General and administration expense	–	–	–	–	(41,420)	(41,420)
Loss on debt extinguishment	–	–	–	–	(3,497)	(3,497)
Transaction costs	–	–	–	–	(13,260)	(13,260)
Interest expense	–	–	–	–	(147,680)	(147,680)
Fair value gain on rental properties	–	–	–	–	990,575	990,575
Fair value gain on Canadian development properties	–	–	–	–	10,098	10,098
Fair value loss on derivative financial instruments and other liabilities	–	–	–	–	(220,177)	(220,177)
Amortization and depreciation expense	–	–	–	–	(12,129)	(12,129)
Realized and unrealized foreign exchange loss	–	–	–	–	(2,934)	(2,934)
Net change in fair value of limited partners' interests in single-family rental business	–	–	–	–	(185,921)	(185,921)
Income tax expense	–	–	–	–	(191,056)	(191,056)
Segment net income from continuing operations	**$ 295,975**	**$ 75,333**	**$ 41,253**	**$ 50,693**	**$ 53,835**	**$ 517,089**
Segment net loss from discontinued operations	**–**	**(67,562)**	**–**	**–**	**–**	**(67,562)**
Segment net income	**$ 295,975**	**$ 7,771**	**$ 41,253**	**$ 50,693**	**$ 53,835**	**$ 449,527**

(1) Financial information for each segment is presented on a consolidated basis.

141 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)

For the year ended December 31, 2020	Single-Family Rental[(1)]	Multi-Family Rental[(1)]	Residential Development[(1)]	Private Funds and Advisory[(1)]	Corporate[(1)]	Consolidated results
Revenue from single-family rental properties	**$ 366,982**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 366,982**
Direct operating expenses	(121,242)	–	–	–	–	(121,242)
Net operating income from single-family rental properties	245,740	–	–	–	–	245,740
Revenue from private funds and advisory services	**–**	**–**	**–**	**34,090**	**–**	**34,090**
Income from equity-accounted investments in multi-family rental properties	–	746	–	–	–	746
Income from equity-accounted investments in Canadian residential developments	–	–	13,378	–	–	13,378
Other income	–	–	791	–	1,774	2,565
Loss from investments in U.S. residential developments	–	–	(61,776)	–	–	(61,776)
Compensation expense	–	–	–	–	(52,095)	(52,095)
Performance fees expense	–	–	–	–	(1,055)	(1,055)
General and administration expense	–	–	–	–	(34,235)	(34,235)
Transaction costs	–	–	–	–	(11,607)	(11,607)
Interest expense	–	–	–	–	(137,146)	(137,146)
Fair value gain on rental properties	–	–	–	–	220,849	220,849
Fair value loss on derivative financial instruments and other liabilities	–	–	–	–	(7,461)	(7,461)
Amortization and depreciation expense	–	–	–	–	(10,826)	(10,826)
Realized and unrealized foreign exchange loss	–	–	–	–	(170)	(170)
Net change in fair value of limited partners' interests in single-family rental business	–	–	–	–	(50,581)	(50,581)
Income tax expense	–	–	–	–	(37,779)	(37,779)
Segment net income (loss) from continuing operations	**$ 245,740**	**$ 746**	**$ (47,607)**	**$ 34,090**	**$ (120,332)**	**$ 112,637**
Segment net income from discontinued operations	**–**	**3,776**	**–**	**–**	**–**	**3,776**
Segment net income (loss)	**$ 245,740**	**$ 4,522**	**$ (47,607)**	**$ 34,090**	**$ (120,332)**	**$ 116,413**

(1) Financial information for each segment is presented on a consolidated basis.

142 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 143 2021 ANNUAL REPORT TRICON RESIDENTIAL 34. RELATED PARTY TRANSACTIONS AND BALANCES Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members. In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $550,194 as at December 31, 2021. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20. Transactions with related parties The following table lists the related party balances included within the consolidated financial statements. (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Revenue from private funds and advisory services $ 50,693 $ 34,090 Income from equity-accounted investments in multi-family rental properties 75,333 746 Income from equity-accounted investments in Canadian residential developments 8,200 13,378 Income (loss) from investments in U.S. residential developments 31,726 (61,776) Performance fees expense (42,272) (1,055) Net income (loss) recognized from related parties $ 123,680 $ (14,617) Balances arising from transactions with related parties The items set out below are included on various line items in the Company’s consolidated financial statements. (in thousands of U.S. dollars) December 31, 2021 December 31, 2020 Receivables from related parties included in amounts receivable Contractual fees and other receivables from investments managed $ 11,906 $ 8,855 Employee relocation housing loans(1) 1,578 2,001 Loan receivables from portfolio investments 8,629 13,937 Annual incentive plan(2) 25,469 15,875 Long-term incentive plan(2) 29,345 21,245 Performance fees liability 48,358 6,242 Dividends payable 472 440 Other payables to related parties included in amounts payable and accrued liabilities 200 972 (1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028. (2) Balances from compensation arrangements are due to employees deemed to be key management of the Company. The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2021 (December 31, 2020 – nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Key management compensation

Key management includes the Named Executive Officers ("NEOs"), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation paid and awarded to key management for employee services is based on employment agreements and is as follows:

(in thousands of U.S. dollars)

For the years ended December 31	2021	2020
Total salaries and benefits	$ 2,558	$ 2,090
Total AIP	13,945	7,955
Total LTIP	3,882	740
Total performance fees expense[(1)]	26,487	664
Total key management compensation	**$ 46,872**	**$ 11,449**

(1) For the year ended December 31, 2021, total performance fees expense includes a realized amount of $122, which was paid to NEOs (2020 – nil) and the remaining performance fees expense is unrealized (Note 32).

35. FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company's assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company's financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $2,703,628 in fixed-rate debt and $1,251,023 in variable-rate debt as at December 31, 2021. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2021		2020	
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease
Interest expense	$ 1,905	$ (227)	$ 5,428	$ (3,221)

144 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the years ended December 31	2021		2020	
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Assets				
Equity-accounted investments in multi-family rental properties	$ 209	$ (209)	$ 210	$ (210)
Equity-accounted investments in Canadian residential developments	988	(988)	744	(744)
Canadian development properties	1,335	(1,335)	1,107	(1,107)
Investments in U.S. residential developments	3	(3)	6	(6)
	$ 2,535	**$ (2,535)**	**$ 2,067**	**$ (2,067)**
Liabilities				
Debt	482	(482)	715	(715)
	$ 482	**$ (482)**	**$ 715**	**$ (715)**

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

- Ensuring a due diligence process is conducted on each investment prior to funding;
- Approving all loan disbursements by management;
- Approving of total loan facilities by the Investment Committee; and
- Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company's exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

At December 31, 2021, the Company's exposure to credit risk arising from its investment in debt instruments was $8,629 (December 31, 2020 – $13,937). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

145 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2021, the Company had rent receivables of $4,510 (December 31, 2020 – $4,274), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company's financial liabilities at December 31, 2021 and December 31, 2020, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2021	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities					
Debt[1]	$ 254,805	$ 822,163	$ 2,439,432	$ 438,251	$ 3,954,651
Other liabilities	–	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	–	–	600,572	346,880	947,452
Derivative financial instruments	–	–	–	230,305	230,305
Due to Affiliate	–	–	–	300,000	300,000
Amounts payable and accrued liabilities	102,954	–	–	–	102,954
Resident security deposits	56,785	–	–	–	56,785
Dividends payable	15,821	–	–	–	15,821
Total	**$ 430,365**	**$ 830,701**	**$ 3,047,867**	**$ 1,333,783**	**$ 5,642,716**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars) As at December 31, 2020	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities					
Debt[1]	$ 274,526	$ 1,236,540	$ 1,325,709	$ 1,327,292	$ 4,164,067
Other liabilities	–	3,122	1,463	551	5,136
Limited partners' interests in single-family rental business	–	–	–	356,305	356,305
Convertible debentures	–	172,400	–	–	172,400
Derivative financial instruments[2]	–	–	–	45,494	45,494
Due to Affiliate	–	–	–	300,000	300,000
Amounts payable and accrued liabilities	98,290	–	–	–	98,290
Resident security deposits	45,157	–	–	–	45,157
Dividends payable	10,641	–	–	–	10,641
Total	**$ 428,614**	**$ 1,412,062**	**$ 1,327,172**	**$ 2,029,642**	**$ 5,197,490**

(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(2) Includes the exchange/prepayment option related to Due to Affiliate (Note 20). Excludes the conversion and redemption options related to the 2022 convertible debentures as the fair value is an asset to the Company as at December 31, 2020.

146 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2021	Within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Principal					
Debt[(1),(2)]	$ 254,805	$ 822,163	$ 2,439,432	$ 438,251	$ 3,954,651
Due to Affiliate	–	–	–	300,000	300,000
Interest					
Debt[(1)]	91,788	178,453	97,003	7,975	375,219
Due to Affiliate[(3)]	17,250	34,500	34,500	140,333	226,583
Total	**$ 363,843**	**$ 1,035,116**	**$ 2,570,935**	**$ 886,559**	**$ 4,856,453**

(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.

(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Cash	$ 176,894	$ 55,158
Amounts receivable	41,582	25,593
Prepaid expenses and deposits	32,946	13,659
Current assets	**251,422**	**94,410**
Amounts payable and accrued liabilities	102,954	98,290
Resident security deposits	56,785	45,157
Dividends payable	15,821	10,641
Current portion of long-term debt	254,805	274,190
Current liabilities	**430,365**	**428,278**
Net current liabilities	**$ (178,943)**	**$ (333,868)**

During the year ended December 31, 2021, the change in the Company's liquidity resulted in a working capital deficit of $178,943 (December 31, 2020 – deficit of $333,868). The working capital deficit is primarily due to debt coming due in October 2022 for which the Company intends to negotiate an extension. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of December 31, 2021, there was no outstanding amount under the corporate credit facility (December 31, 2020 – $26,000) and $500,000 of the corporate credit facility remained available to the Company. During the year ended December 31, 2021, the Company received distributions of $74,944 (2020 – $78,378) from its investments.

36. CAPITAL MANAGEMENT

The Company's objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company's capital consists of debt (including credit facilities, term loans, mortgages, securitizations, convertible debentures and Due to Affiliate), cash and shareholders' equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2021, the Company was in compliance with all financial covenants in its debt facilities (Note 18).

147 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 148 2021 ANNUAL REPORT TRICON RESIDENTIAL 37. SUPPLEMENTARY CASH FLOW DETAILS The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below: (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Fair value gain on rental properties (Note 6) $ (990,575) $ (220,849) Fair value gain on Canadian development properties (Note 9) (10,098) – Fair value loss on derivative financial instruments and other liabilities (Note 21) 220,177 7,461 (Income) loss from investments in U.S. residential developments (Note 10) (31,726) 61,776 Income from equity-accounted investments in multi-family rental properties (Note 7) (75,333) (746) Income from equity-accounted investments in Canadian residential developments (Note 8) (8,200) (13,378) Loss on debt extinguishment (Note 19) 3,497 – Amortization and depreciation expense (Notes 24, 25) 12,129 10,826 Deferred income taxes (Note 14) 234,483 41,824 Net change in fair value of limited partners’ interests in single-family rental business (Note 26) 185,921 50,581 Amortization of debt discount and financing costs (Note 22) 15,603 10,594 Interest on lease obligation (Note 22) 968 328 Long-term incentive plan (Note 31) 14,093 (193) Annual incentive plan (Note 31) 32,228 17,787 Performance fees expense (Note 32) 42,272 1,055 Unrealized foreign exchange gain (4,850) (6,946) Adjustments for non-cash items from continuing operations $ (359,411) $ (39,880) The following table presents the changes in non-cash working capital items from continuing operations for the years ended December 31, 2021 and December 31, 2020. (in thousands of U.S. dollars) For the years ended December 31 2021 2020 Amounts receivable $ (15,989) $ (16,641) Prepaid expenses and deposits (19,287) (12,863) Resident security deposits 11,628 45,157 Amounts payable and accrued liabilities 4,664 72,100 Non-cash working capital items acquired on deemed acquisition(1) – (69,584) Non-cash working capital items acquired with Canadian development properties – (4,878) Deduct non-cash working capital items from discontinued operations (29,890) (16,612) Changes in non-cash working capital items from continuing operations $ (48,874) $ (3,321) (1) The comparative figure has been adjusted to conform with the current period presentation to exclude $18,634 of non-cash working capital items acquired on the deemed acquisition of the U.S. multi-family rental business on January 1, 2020, which is now presented as discontinued operations (Notes 2 and 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

38. FINANCING ACTIVITIES

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2020	Cash flows	Foreign exchange movement	Fair value changes	Additions/ (Dispositions)[1]	Other[2]	As at December 31, 2021
Term loan	$ 374,745	$ (154,548)	$ –	$ –	$ –	$ –	$ 220,197
SFR JV-HD subscription facility	–	99,355	–	–	–	188	99,543
SFR JV-2 subscription facility	–	348,229	–	–	–	300	348,529
Securitization debt 2017-2	362,683	(4,994)	–	–	–	302	357,991
SFR JV-HD warehouse credit facility	–	64,585	–	–	–	386	64,971
SFR JV-2 warehouse credit facility	–	489,001	–	–	–	320	489,321
Securitization debt 2018-1	311,913	(1,062)	–	–	–	144	310,995
SFR JV-1 securitization debt 2019-1	326,767	(614)	–	–	–	1,271	327,424
SFR JV-1 securitization debt 2020-1	543,803	(584)	–	–	–	1,745	544,964
SFR JV-1 securitization debt 2021-1	–	673,324	–	–	–	329	673,653
Securitization debt 2020-2	432,817	(2,254)	–	–	–	1,121	431,684
SFR JV-1 subscription facility[3]	115,664	(116,000)	–	–	–	336	–
SFR JV-1 warehouse credit facility[3]	95,950	(97,249)	–	–	–	1,299	–
Warehouse credit facility[3]	10,110	(10,298)	–	–	–	188	–
Securitization debt 2017-1[3]	459,530	(459,530)	–	–	–	–	–
Term loan 2[3]	96,077	(96,077)	–	–	–	–	–
U.S. multi-family credit facility[1]	109,890	(109,890)	–	–	–	–	–
Mortgage tranche A[1]	160,090	–	–	–	(160,090)	–	–
Mortgage tranche B[1]	400,225	–	–	–	(400,225)	–	–
Mortgage tranche C[1]	240,135	–	–	–	(240,135)	–	–
Land loan	21,991	–	95	–	–	–	22,086
Mortgage	12,463	(420)	58	–	–	12	12,113
Vendor take-back (VTB) loan 2021[3]	25,564	(26,271)	707	–	–	–	–
Corporate credit facility	26,000	(26,000)	–	–	–	–	–
Corporate office mortgages	11,089	2,877	(4)	–	–	–	13,962
2022 convertible debentures[4]	165,956	–	–	–	–	(165,956)	–
Due to Affiliate	251,647	–	–	–	–	4,715	256,362
Derivative financial instruments[5],[6]	45,494	–	–	220,050	–	(35,239)	230,305
Limited partners' interests in single-family rental business	356,305	405,226	–	185,921	–	–	947,452
Lease obligations	6,403	(2,466)	–	–	25,887	968	30,792
Total liabilities from financing activities	**$ 4,963,311**	**$ 974,340**	**$ 856**	**$ 405,971**	**$ (774,563)**	**$ (187,571)**	**$ 5,382,344**

(1) On March 31, 2021, U.S. multi-family rental mortgages totaling $800,450 were deconsolidated from the Company's balance sheet in connection with the sale of an 80% interest in the U.S. multi-family rental portfolio (Note 5). The Company fully repaid the U.S. multi-family credit facility with the proceeds of the syndication, which is presented within change in cash from discontinued operations on the consolidated statement of cash flow.

(2) Includes amortization of transaction costs and debt discount and interest on lease obligations.

(3) These facilities were fully repaid during the year.

(4) For the year ended December 31, 2021, non-cash changes for the 2022 convertible debentures include $172,400 of principal converted or redeemed for common shares, net of debentures amortization of $1,899, debentures issuance costs of $1,048 and loss on debt extinguishment of $3,497.

(5) The embedded derivative on the 2022 convertible debentures was an asset of $841 as at December 31, 2020 and a liability of $14,681 prior to the redemption in full of the outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, non-cash changes for derivative financial instruments include $34,398 of fair value converted to common shares upon the redemption of the 2022 convertible debentures.

(6) The interest rate cap component included in the derivative financial instruments was an asset of $363 as at December 31, 2021 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet.

149 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2021
(in thousands of U.S. dollars, except per share amounts and percentage amounts)

			Non-cash changes				
(in thousands of U.S. dollars)	As at December 31, 2019	Cash flows	Foreign exchange movement	Fair value changes	Additions	Other[1]	As at December 31, 2020
SFR JV-1 subscription facility	$ –	$ (70,001)	$ –	$ –	$ 185,161	$ 504	$ 115,664
SFR JV-1 warehouse credit facility	–	(115,340)	–	–	209,998	1,292	95,950
Term loan 2	–	–	–	–	96,077	–	96,077
Warehouse credit facility	–	(19,770)	–	–	29,864	16	10,110
Securitization debt 2016-1	–	(357,478)	–	–	357,478	–	–
Securitization debt 2017-1	–	(1,771)	–	–	461,301	–	459,530
Term loan	–	(255)	–	–	375,000	–	374,745
Securitization debt 2017-2	–	(897)	–	–	363,357	223	362,683
Securitization debt 2018-1	–	(1,403)	–	–	313,093	223	311,913
SFR JV-1 securitization debt 2019-1	–	(10)	–	–	325,511	1,266	326,767
SFR JV-1 securitization debt 2020-1	–	543,001	–	–	–	802	543,803
Securitization debt 2020-2	–	432,662	–	–	–	155	432,817
U.S. multi-family credit facility	–	(6,000)	–	–	115,890	–	109,890
Mortgage tranche A	–	–	–	–	160,090	–	160,090
Mortgage tranche B	–	–	–	–	400,225	–	400,225
Mortgage tranche C	–	–	–	–	240,135	–	240,135
Vendor take-back (VTB) loan 2020	–	(10,880)	566	–	10,314	–	–
Land loan	–	–	940	–	21,051	–	21,991
Vendor take-back (VTB) loan 2021	–	–	1,680	–	23,884	–	25,564
Mortgage	–	(379)	817	–	12,019	6	12,463
Corporate credit facility	297,000	(271,000)	–	–	–	–	26,000
Corporate office mortgages	11,153	(275)	211	–	–	–	11,089
2022 convertible debentures	161,311	–	–	–	–	4,645	165,956
Due to Affiliate	–	287,798	–	–	(37,613)	1,462	251,647
Derivative financial instruments[2]	657	–	–	6,422	37,574	841	45,494
Limited partners' interests in single-family rental business	–	19,950	–	50,581	285,774	–	356,305
Lease obligations	1,089	(2,415)	–	–	7,401	328	6,403
Other liabilities	13,375	(14,922)	–	1,039	508	–	–
Total liabilities from financing activities	**$ 484,585**	**$ 410,615**	**$ 4,214**	**$ 58,042**	**$ 3,994,092**	**$ 11,763**	**$ 4,963,311**

(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) Represents the embedded derivative liability on the 2022 convertible debentures.

150 2021 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts) 151 2021 ANNUAL REPORT TRICON RESIDENTIAL 39. INDEMNIFICATION Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. There are no amounts payable in respect of this indemnification as of December 31, 2021 (December 31, 2020 – nil). 40. SUBSEQUENT EVENTS Quarterly dividend On March 1, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2022 to shareholders of record on March 31, 2022.

Letter to Shareholders Leadership Who We Are Performance Highlights Our ESG Strategy Tricon Vantage
MD&A Consolidated Financial Statements **Corporate Information**

Corporate Information

Board of Directors

David Berman
Executive Chairman & Co-Founder

Gary Berman
Director, President &
Chief Exectuive Officer

Frank Cohen
Independent Director

Camille Douglas
Independent Director

Renée Lewis Glover
Independent Director

Ira Gluskin
Independent Director

Michael Knowlton
Independent Chair of the
Audit Committee

Siân M. Matthews
Independent Chair of the
Compensation, Nominating &
Corporate Governance Committee

Geoff Matus
Director & Co-Founder

Peter D. Sacks
Independent Lead Director

AGM Details

**Annual and Special
Shareholders Meeting
June 22, 2022**

Shareholder Information

Exchange and Symbol
NYSE: TCN
TSX: TCN

Corporate Head Office
7 St. Thomas Street, Suite 801
Toronto, Ontario M5S 2B7

Auditors
PricewaterhouseCoopers LLP
Toronto, Ontario

Legal Counsel
Goodmans LLP
Toronto, Ontario

Paul, Weiss, Rifkind, Wharton
& Garrison LLP
New York, New York

Transfer Agent
TSX Trust Company
100 Adelaide Street West
Toronto, Ontario M5H 4H1
1 866 393 4891
www.tsxtrust.com

Investor Relations Contacts

Wissam Francis
Executive Vice President
& Chief Financial Officer
416 323 2484

Wojtek Nowak
Managing Director,
Capital Markets
416 925 2409

Media Contact

Tara Tucker
Vice President, Communications
416 323 2484

152 2021 ANNUAL REPORT TRICON RESIDENTIAL

We have always recognized that long-term business success depends on the success of our residents and the communities where we operate. When families have the stability necessary to build pathways to their own financial freedom, entire communities can prosper. At Tricon, we believe that this compassionate approach to serving our residents is not only the right thing to do, but also the contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores. GARY BERMAN Director, President & Chief Executive Officer 153 2021 ANNUAL REPORT TRICON RESIDENTIAL

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 F 416 925 7964 www.triconresidential.com Imagine a world where housing unlocks life’s potential